                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-82907


                                4,000,000 Shares

                             CALICO COMMERCE, INC.

                                  Common Stock
[CALICO LOGO]

                             ----------------------

     This is an initial public offering of shares of common stock of Calico Commerce, Inc. All of the 4,000,000 shares of common stock are being sold by Calico.

     Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CLIC".

     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the Common Stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------   -----------
Initial public offering price...............................   $14.00     $56,000,000
Underwriting discount.......................................   $ 0.98     $ 3,920,000
Proceeds, before expenses, to Calico........................   $13.02     $52,080,000

     To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from Calico at the initial public offering price less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares on October 13, 1999.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                               HAMBRECHT & QUIST
                             ----------------------

                       Prospectus dated October 6, 1999.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Calico and the consolidated financial statements and notes appearing elsewhere in this prospectus. Except as set forth in the consolidated financial statements or as otherwise specified in this prospectus, all information in this prospectus:

- assumes no exercise of the underwriters' over-allotment option;

- gives effect to the conversion of each outstanding share of preferred stock into one share of common stock upon the completion of this offering;

- reflects a 3-for-2 stock split and our reincorporation into Delaware; and

- gives effect to the sale of 1,843,200 shares of common stock to two investors contemporaneously with this offering.

                             CALICO COMMERCE, INC.

      We provide software and services that enable our customers to engage in electronic commerce by selling complex products and services over the Internet and through intranets, extranets and corporate networks. Our software and services allow our customers to interact directly with users to create a web-based, guided selling experience. Based on the number of our customers, we believe that we are a leading provider of software and services that enable our customers to implement greater electronic business strategies. With an electronic business strategy, a company combines the opportunities provided by the Internet with emerging technologies to expand their existing business.

      With our software, companies are able to design sales programs that evolve beyond basic transactions and focus on enhanced interactions with their customers. We believe that we have pioneered a new class of software that enables companies to customize the appearance and function of their web site and create a unique process to interact with their customers. This enables companies to differentiate themselves from their competitors, and build strong customer relationships that can result in increased revenue and reduced sales costs.

      The Internet has created a new means for businesses to interact directly with new and existing customers worldwide, thereby transforming the ways companies market, sell and support their product and service offerings. The Internet allows for enhanced interactivity, greater personalization and the ability to offer a broad array of complex, configurable goods and services, all at the time of purchase. In order to capitalize on the opportunities offered by the Internet, companies are adopting more sophisticated approaches to electronic commerce in their strategies, and are increasing their investment in electronic commerce infrastructure.

      The Calico eSales Suite can be implemented on our customers' web sites to improve selling effectiveness and customer satisfaction. Our software facilitates the selling process by dynamically assessing customer requirements, providing tailored information, identifying constraints, proposing alternatives and delivering quotes. Our software enables companies to provide highly tailored products and services, recommend additional related or complementary items to a buyer during the purchase process, and reduce the time to market of new products and services. In addition, our software is designed to improve sales effectiveness and order accuracy, thereby enhancing operating efficiency and reducing costs.

      The key elements of our strategy are to:

-   increase the breadth, depth and functionality of our software;

- align with electronic commerce leaders and expand into additional industry market segments;

- enhance and expand our sales and services through additional partnerships and alliances;

-   extend our technology leadership; and

- identify and capitalize on new opportunities offered by expansion of electronic commerce.

      Our software is broadly applicable to a wide range of industries and markets. Our current customers include companies that have adopted aggressive electronic business strategies.

      We were incorporated in California in 1994 and reincorporated in Delaware on September 23, 1999. Our principal executive offices are located at 333 West San Carlos Street, Suite 300, San Jose, California 95110 and our telephone number is (408) 975-7400. Our worldwide website is at www.calico.com. The information contained on our website does not constitute a part of this prospectus.

      We incurred net losses of approximately $15.3 million for fiscal 1999 and $4.7 million for the three months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $34.4 million.

                                  THE OFFERING

Common Stock offered by Calico..................       4,000,000 shares
Common Stock to be outstanding after this
offering........................................       32,963,327 shares
Nasdaq National Market symbol...................       "CLIC"
Use of proceeds.................................       General corporate purposes, including working
                                                       capital, sales and marketing activities, product
                                                       development and capital expenditures. See "Use
                                                       of Proceeds".

The above information is based on 27,120,127 shares outstanding as of June 30, 1999. Of this number, 2,302,561 shares are subject to a repurchase option held by Calico. This information does not include 5,293,237 shares of common stock issuable upon the exercise of outstanding common stock options, 31,463 shares of common stock issuable upon exercise and conversion of preferred stock options, and 133,249 shares of common stock issuable upon exercise and conversion of preferred stock warrants. This information includes the sale of an aggregate of 1,843,200 shares of common stock to two investors in two concurrent private placements, at $13.02 per share, which is less than the price paid by the investors in this offering. See "Capitalization", "Management -- Executive Compensation", and "-- Benefit Plans".

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         THREE MONTHS
                                                                       YEAR ENDED MARCH 31,             ENDED JUNE 30,
                                                              --------------------------------------   -----------------
                                                               1996      1997      1998       1999      1998      1999
                                                              -------   -------   -------   --------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total net revenue...........................................  $ 2,270   $ 5,903   $11,859   $ 21,413   $ 4,653   $ 7,433
Gross profit................................................    1,830     3,603     8,479     12,962     3,185     4,636
Loss from operations........................................   (2,070)   (6,921)   (5,458)   (15,238)   (1,610)   (4,794)
Net loss....................................................   (1,970)   (6,900)   (5,499)   (15,261)   (1,645)   (4,723)
Net loss per share:
  Basic and diluted.........................................  $ (0.69)  $ (2.12)  $ (1.08)  $  (2.27)  $ (0.27)  $ (0.59)
  Weighted average shares...................................    2,856     3,248     5,079      6,710     6,040     7,961
Pro forma net loss per share:
  Basic and diluted.........................................                                $  (0.74)            $ (0.20)
  Weighted average shares...................................                                  20,689              23,588

                                                                        JUNE 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 10,528    $10,528     $ 84,708
Working capital.............................................     5,276      5,276       79,456
Total assets................................................    27,223     27,223      101,403
Debt and capital leases, long-term portion..................       622        622          622
Total Mandatorily Redeemable Convertible Preferred Stock....    32,541         --           --
Total stockholders' equity (deficit)........................   (20,972)    11,569       85,749

Consolidated statement of operations data for the three month period ended June 30, 1999 and for year ended March 31, 1999 includes the results of operations of FirstFloor Software subsequent to our acquisition of FirstFloor in August 1998. Shares used in computing unaudited pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of preferred stock to common stock, as if the conversion occurred on April 1, 1998 or the date of original issuance, if later. The pro forma as adjusted information above reflects the application of the estimated net proceeds from the sale of the shares of common stock that we are offering at the initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and our estimated offering expenses. It also gives effect to two concurrent private placements to two investors of an aggregate of $24.0 million, or 1,843,200 shares of common stock, at $13.02 per share. See "Capitalization".

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock.

     If any of the following risks actually occurs, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A FIVE YEAR HISTORY OF LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

      We have incurred quarterly and annual losses in each of the five years since we were formed, and we expect to continue to incur losses on both a quarterly and annual basis for the foreseeable future. We incurred net losses of $6.9 million for fiscal 1997, $5.5 million for fiscal 1998, $15.3 million for fiscal 1999 and $4.7 million for the three months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $34.4 million. Moreover, we expect to continue to incur significant sales and marketing and research and development expenses, and, as a result, we will need to generate significant revenue to achieve and maintain profitability. Although our revenue has grown in recent quarters, we cannot be certain that we can sustain this growth or that we will generate sufficient revenue for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" on page 21 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 22 for more detailed information about our operating results.

OUR QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY, ARE SUBJECT TO SEASONALITY AND MAY FALL SHORT OF ANTICIPATED LEVELS, WHICH MAY CAUSE VOLATILITY OR DECLINE IN THE PRICE OF OUR COMMON STOCK

      Our quarterly operating results have varied significantly in the past and we expect that they will continue to vary significantly from quarter to quarter in the future.

      In addition, we receive a major portion of our orders near the end of each quarter. Therefore, we have difficulty predicting the volume and timing of orders, and short delays in closing orders or implementation of products can cause our operating results to fall substantially short of anticipated levels for that quarter.

      We also expect to experience seasonal fluctuations in the sales of our software products. For example, our quarterly results may fluctuate based upon our customers' calendar year budgeting cycles. These seasonal variations may lead to fluctuations in our quarterly operating results.

      As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a good predictor of our future performance. In some future quarter our operating results may be below the expectations of public market analysts and investors, which could cause volatility or decline in the price of our common stock.

OUR PRODUCTS HAVE A LONG SALES AND IMPLEMENTATION CYCLE WHICH MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS AND MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY

      The sales cycle for our products is long, typically ranging from three months to a year, making it difficult to predict the quarter in which revenue recognition may occur. Our products have a relatively high sales price per unit, and often are part of a significant strategic decision by our customers regarding their information systems infrastructure. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We spend significant time educating and providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend substantial funds in sales, marketing and management efforts.

      This lengthy sales cycle may cause license revenue and operating results to vary significantly from period to period. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results may vary significantly and we may miss our revenue forecast.

IF WE ARE UNABLE TO COMPLETE SUBSTANTIAL LICENSE SALES WHEN ANTICIPATED OR EXPERIENCE DELAYS IN THE PROGRESS ON A PROJECT OR IN THE SATISFACTION OF CONTRACT TERMS, WE MAY HAVE TO DEFER REVENUE UNTIL LATER QUARTERS, CAUSING OUR QUARTERLY RESULTS TO FLUCTUATE AND FALL BELOW ANTICIPATED LEVELS

      Even after purchase of our products, it often takes substantial time and resources to implement our software and to integrate it with our customers' existing computer systems. We may not be able to recognize all or a portion of the revenue until the implementation of the software is completed or milestones are achieved. We have in the past and may in the future be required to defer license revenue for software products from the period in which the agreement for the license of software is signed to subsequent periods. If we are unable to complete one or more substantial anticipated license sales or experience delays in the progress on a project or product or in the satisfaction of contract terms required for revenue recognition in a particular quarter, we may not be able to recognize revenue when anticipated, causing our quarterly results to fluctuate and fall below anticipated levels. This could cause our stock price to decline.

BECAUSE A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUE, OUR REVENUE COULD DECLINE IF WE LOSE A MAJOR CUSTOMER

      We derive a significant portion of our software license revenue in each quarter from a limited number of customers. For example, for the fiscal year ended March 31, 1999, four customers accounted for 52% of our revenue and ten customers accounted for 81% of our revenue. Many of our contracts are in excess of $1.0 million. We expect that a limited number of customers will continue to account for a substantial portion of our revenue for the foreseeable future. As a result, if we lose a major customer, if a contract is delayed, cancelled or deferred or if an anticipated sale is not made, our revenue would be adversely affected. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue in any future period.

WE MAY NOT ACHIEVE ANTICIPATED REVENUE IF WE DO NOT SUCCESSFULLY INTRODUCE, AND IF OUR CUSTOMERS DO NOT ACCEPT, UPGRADES AND ENHANCEMENTS TO OUR PRODUCTS, INCLUDING OUR NEW VERSION RELEASED IN JUNE 1999

      We currently derive substantially all of our revenue from licenses, professional services and support related to sales of the Calico eSales Suite.

      The latest version of the Calico eSales Suite was introduced in June 1999. Our business depends on the success and customer acceptance of this introduction as well as future enhancements. Although our products have been subject to our internal testing procedures, since the new version of the Calico eSales Suite has only recently been introduced, customers may discover errors or other problems with the product, which may adversely affect its acceptance.

      We expect that we will continue to depend on revenue from new and enhanced versions of the Calico eSales Suite for the foreseeable future, and if our target customers do not continue to adopt and expand their use of the Calico eSales Suite, we may not achieve anticipated revenue.

WE COULD FAIL TO ACHIEVE ANTICIPATED REVENUE IF WE EXPERIENCE DELAYS IN INTRODUCTION AND MARKET ACCEPTANCE OF NEW PRODUCTS

      We expect to add new products by acquisition or internal development and by developing enhancements to our existing products. We have in the past experienced delays in the planned release dates of our software products and upgrades. New products may not be released on schedule or may contain defects when released. The introduction of enhancements to our suite of products may cause customers to defer orders for our existing products. New and enhanced products may not meet the requirements of the marketplace and achieve market acceptance. If we are unable to ship or implement new or enhanced products when planned, or fail to achieve timely market acceptance of our new or enhanced products, we may suffer lost sales and could fail to achieve anticipated revenue.

WE HAVE LIMITED EXPERIENCE WITH LARGE-SCALE DEPLOYMENTS, THE CALICO ESALES CONFIGURATOR OPERATES ONLY ON WINDOWS NT AND NOT ON UNIX-BASED WEB SERVERS, AND IF OUR PRODUCTS DO NOT SCALE TO OPERATE IN A COMPANY-WIDE ENVIRONMENT, WE MAY LOSE SALES AND SUFFER DECREASED REVENUE

      Our strategy requires that our software be highly scalable, or able to accommodate substantial increases in the number of users concurrently using the product. However, we are just beginning to deploy large-scale Internet-based solutions and no large-scale deployment has been operating at any customer site for an extended period of time. In addition, the interface component of the Calico eSales Configurator is powered by Microsoft Active Server Pages and therefore operates only on Windows NT. We are developing user interface components to allow our customers to use either a Unix-based or Windows NT-based web server. If we are unable to promptly or successfully develop the Unix version, the scalability of our Calico eSales Configurator may be limited for larger customer applications due to the scalability limitations of Windows NT. If our solutions do not perform adequately in large-scale implementations, we may lose customer sales resulting in a decline in revenue.

      In addition, the computer software for our larger customer applications is often implemented together with computer software applications from other companies. Some of these implementations are performed by third parties. If our customers experience delays or difficulties implementing our software together with these computer software applications in large scale complex integrations, we may lose sales, incur customer dissatisfaction and suffer decreased revenue.

TO DATE, OUR SALES HAVE BEEN CONCENTRATED IN THE COMPUTER HARDWARE AND NETWORK AND TELECOMMUNICATIONS EQUIPMENT MARKETS AND IF WE ARE UNABLE TO SUCCESSFULLY PENETRATE NEW MARKETS, WE MAY NOT BE ABLE TO ACHIEVE EXPECTED SALES GROWTH

      Sales of our products and services in two markets -- computer hardware and network and telecommunications equipment -- accounted for over 80% of our total net revenue in the fiscal year ended March 31, 1999. We expect that revenue from these two markets will continue to account for a substantial portion of our total net revenue in fiscal 2000. We are targeting expansion in additional market segments defined by industry where eCommerce software is highly strategic and promote competitive advantage, including manufacturing, retail, telecommunications services and financial services. If we are unable to successfully increase penetration of our existing markets or expand in these additional markets, or if the overall economic climate of our target markets deteriorates, we may not be able to achieve expected sales growth.

IN ORDER TO INCREASE SALES OF OUR PRODUCTS, WE MUST INCREASE OUR DIRECT SALES FORCE; HOWEVER, HIRING AND INTEGRATING SALES PERSONNEL TAKES TIME AND THERE IS A SHORTAGE OF QUALIFIED PERSONNEL

      Our future growth depends on the ability of our direct sales force to develop customer relationships and increase sales to a level that will allow us to reach and maintain profitability. Our ability to increase our sales will depend on our ability to recruit, train and retain top quality sales people who are able to target prospective customers' senior management, and who can productively generate and service large accounts.

      There is a shortage of the sales personnel we need, and competition for qualified personnel is intense. In addition, it will take time for new sales personnel to achieve full productivity. If we are unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or to reach productivity when anticipated, we may not be able to expand our sales organization and increase sales of our products.

IF WE DO NOT EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION AND ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY CONSULTANTS, WE MAY NOT BE ABLE TO PROVIDE ADEQUATE IMPLEMENTATION SERVICES TO OUR CUSTOMERS

      Growth in the license of our products depends on our ability to provide our customers with professional services to assist with design, implementation and maintenance. If we are unable to get the support of third-party consultants to provide these services or if third parties do not provide these services effectively or in a cost-efficient manner, or decide to develop their own products or support the products of our competitors rather than our products, we may not be able to provide sufficient implementation services to our customers. This could result in decreased customer satisfaction and loss of sales. In addition, if we have to retain third party consultants to provide services for our customers for which we have previously committed, the resulting increased costs could have an adverse impact on the gross margins for our professional services.

YEAR 2000 CONSIDERATIONS MAY CAUSE OUR CUSTOMERS AND POTENTIAL CUSTOMERS TO DELAY PURCHASES OF OUR PRODUCTS UNTIL LATER IN 2000, AND MAY REDUCE OUR SALES

      We may experience reduced license of products as customers and potential customers put a priority on correcting year 2000 problems and therefore defer purchase decisions for software products until later in 2000. Accordingly, demand for our products may be particularly volatile and unpredictable for the remainder of calendar 1999 and 2000.

OUR DEPENDENCE ON SERVICES REVENUE, WHICH HAS A LOWER GROSS MARGIN THAN LICENSE REVENUE, COULD ADVERSELY IMPACT OUR GROSS MARGIN AND OPERATING RESULTS

      We anticipate that services revenue will continue to represent a significant percentage of total net revenue as we continue to provide consulting and training services that complement our products and as our installed base of customers grows. To increase services revenue, we must expand our services organization, successfully recruit and train a sufficient number of qualified services personnel, and obtain renewals of current maintenance contracts by our customers.

      Although services revenue is important to our business, services revenue has lower gross margins than license revenue. As a result, a continued increase in the percentage of total net revenue represented by services revenue or an unexpected decrease in license revenue could have a detrimental impact on our overall gross margins and our operating results.

WE NEED TO ESTABLISH AND MAINTAIN KEY MARKETING ALLIANCES TO COMPLEMENT OUR DIRECT SALES FORCE IN ORDER TO GROW SALES; HOWEVER, FEW POTENTIAL PARTNERS HAVE FOCUSED ON OUR SOFTWARE MARKET AND WE HAVE ONLY ENTERED INTO A SMALL NUMBER OF KEY ALLIANCES

      In order to increase geographic sales coverage worldwide and to address new markets and customer segments, we must complement our direct sales force with strategic marketing alliances. Until recently, few potential partner organizations have focused on the emerging class of packaged electronic commerce applications and we have only established a limited number of such key alliances. To date, we have not generated significant revenue from these alliances. If we fail to maintain our existing relationships and to establish new key alliances, or if our partners do not perform to our or our customers' expectations, we may not be able to expand our sales as anticipated.

COMPETITION IN THE MARKET FOR ADVANCED ELECTRONIC COMMERCE PRODUCTS AND SERVICES IS INTENSE AND COMES FROM DEVELOPERS OF IN-HOUSE SOLUTIONS, VENDORS OF ENTERPRISE CLASS SOFTWARE AND EMERGING COMPANIES FOCUSED ON ELECTRONIC COMMERCE, AND COULD REDUCE OUR SALES AND PREVENT US FROM ACHIEVING PROFITABILITY

      The market for software and services that enable electronic commerce is new, intensely competitive, highly fragmented, and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share.

      Competitors vary in size and in the scope and breadth of the products and services offered. Many of our competitors and potential competitors have a number of significant advantages over us, including:

-   a longer operating history;

-   preferred vendor status with our customers;

-   more extensive name recognition and marketing power; and

- significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

      Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Current and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share. Competitive pressures may require us to reduce the prices of our products and services. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

MANY OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE RELATIVELY NEW AND MUST BE INTEGRATED INTO OUR ORGANIZATION, AND WE NEED TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS AND HIRE ADDITIONAL PERSONNEL IN ORDER TO CONTINUE TO MANAGE OUR RAPID GROWTH

      We have recently experienced a period of rapid growth and expansion, which places significant demands on our managerial administrative, operational, financial and other resources. All members of our management team, other than our Vice President, Research and Development have joined Calico since June 1997. Our Vice President, Engineering joined Calico in January 1999, and our Vice President and Chief Financial Officer joined Calico in June 1999. From September 30, 1997 to June 30, 1999, we expanded from 85 to 210 employees. Our new employees include a number of key managerial, marketing, planning, technical and operations personnel who have not yet been fully integrated into our organization.

      We also plan to expand the geographic scope of our operations. Our rapid growth and expansion places significant demands on our managerial, administrative, operational, financial and other resources. To accommodate continued anticipated growth and expansion, we will be required to:

- improve existing and implement new operational and financial systems, procedures and controls; and

-   hire, train, manage, retain and motivate qualified personnel.

      These measures may place additional burdens on our management and our internal resources.

THE MARKET FOR OUR ELECTRONIC COMMERCE
PRODUCTS AND SERVICES IS NEW AND EVOLVING AND CUSTOMERS MAY NOT ACCEPT OUR PRODUCTS

      The market for our products and services is at an early stage of development and is rapidly evolving. This market may not continue to develop and grow, and companies may not elect to utilize our products and services rather than attempt to develop applications internally or through other sources. Companies that have already invested substantial resources in other methods of conducting commerce may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We expect that we will continue to need intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products and services. Therefore, demand for and market acceptance of our products and services will be subject to a high level of uncertainty.

NEW TECHNOLOGIES COULD RENDER OUR PRODUCTS OBSOLETE OR REQUIRE US TO REWRITE OUR SOFTWARE IN NEW COMPUTER LANGUAGES OR FOR OTHER OPERATING SYSTEMS

      The market for software and services that enable electronic commerce is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, and emerging industry standards. Advances in Internet technology or in applications software directed at electronic commerce, or the development of entirely new technologies to replace existing software, could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. In addition, if a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our products in another computer language or for another operating system to remain competitive. If we are unable to develop products that respond to changing technology, our business could be harmed.

      It is common for software companies to acquire other companies as a means of introducing new products or emerging technologies. If a new technology or product emerges that may displace our product lines, competitors with large market capitalizations or cash reserves would be better positioned than we are to acquire such new technology or product.

IF WE LOSE KEY PERSONNEL, WE COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES

      Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, many of whom would be difficult to replace. We do not have employment agreements with most of our key personnel. Although we have not experienced significant turnover in our key personnel in the recent past, if one or more members of our senior management were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT OR SALES OF OUR PRODUCTS

      Our success depends on our ability to attract and retain additional qualified engineering, sales and marketing and professional services personnel. Competition for these types of personnel is intense, especially in Silicon Valley. If we are unable to retain our existing key personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products.

ACQUISITIONS, SUCH AS OUR ACQUISITION OF FIRSTFLOOR, MAY BE COSTLY AND DIFFICULT TO INTEGRATE, DIVERT MANAGEMENT RESOURCES OR DILUTE STOCKHOLDER VALUE

      As part of our business strategy, we have in the past and may in the future make acquisitions of, or investments in companies, products or technologies that complement our current products, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. For example, in 1998 we acquired FirstFloor Software. We encountered the following difficulties in our acquisition of

FirstFloor and would anticipate similar difficulties in future acquisitions:

- difficulties in the assimilation of acquired personnel, operations, technologies or products;

-   unanticipated costs associated with the acquisition;

-   diversion of management's attention from other business concerns; and

- adverse effects on existing business relationships with suppliers and customers.

      Future acquisitions could also pose risks of entering markets where we have no or limited prior experience and require us to use substantial portions of our available cash to consummate the acquisition.

      In addition, in connection with any future acquisitions, we could:

- issue equity securities which would dilute current stockholders' percentage ownership;

-   incur substantial debt; or

-   assume significant liabilities.

      These actions by us could materially adversely affect our operating results and/or the price of our common stock.

WE INTEND TO PURSUE RELATIONSHIPS WITH EMERGING ELECTRONIC COMMERCE BUSINESSES THAT MAY HAVE NO PROVEN RECORD OF SUCCESS

      We intend to pursue relationships with and foster development of emerging electronic commerce-based businesses at an early stage of their development. We may pursue these new ventures by acquisition, joint venture, or other alternative investment. We cannot be certain that these new ventures will be successful, or that we will generate any revenue from these new ventures. In addition to the risks posed by traditional acquisitions, these new ventures may have no proven record of success, and may fail, causing us to lose our investment, and may divert management time and resources.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES FOR OUR APPLICATION SERVERS, SEARCH CAPABILITY SOFTWARE, A LICENSING MECHANISM AND QUOTE GRID TECHNOLOGY, AND THE LOSS OR INABILITY TO MAINTAIN THESE LICENSES COULD RESULT IN INCREASED COSTS OR DELAY SALES OF OUR PRODUCTS

      We license technology from several software providers for our application servers, our search capability software, a licensing mechanism, and quote grid technology. We anticipate that we will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. Some of the software we license from third parties could be difficult to replace. The loss of any of these technology licenses could result in delays in the license of our products until equivalent technology, if available, is developed or identified, licensed and integrated. In addition, the effective implementation of our products depends upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products could prevent the implementation or impair the functionality of our products, delay new product introductions and/or injure our reputation. The use of additional third-party software would require us to enter into license agreements with third parties, which could result in higher royalty payments and a loss of product differentiation.

SOFTWARE DEFECTS IN OUR SOFTWARE PRODUCTS AND SYSTEM ERRORS IN OUR CUSTOMERS' SYSTEMS AFTER INSTALLING OUR SOFTWARE COULD DIMINISH DEMAND FOR OUR PRODUCTS AND RESULT IN LOSS OF REVENUE, DELAY IN MARKET ACCEPTANCE AND INJURY TO OUR REPUTATION

      Complex software products like ours may contain undetected errors or defects, including year 2000 related errors, that may be detected at any point in the life of the product. We have in the past discovered software errors in our products and as a result have experienced delays in shipment of products during the period required to correct these errors. The latest version of the Calico eSales Suite was only introduced in June

1999. Errors may be found from time to time in our new or enhanced products after commencement of commercial shipments, such as this latest version of our suite, resulting in loss of revenue, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased warranty and repair costs.

      Our products are generally used in systems with other vendors' products, and as a result our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND TIME CONSUMING TO DEFEND

      Since our products are used for company-wide, integral computer applications with potentially strong impact on our customers' sales of their products, errors, defects or other performance problems could result in financial or other damages to our customers. Although our license agreements generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend.

IF OUR SYSTEMS AND THE SYSTEMS OF OUR KEY SUPPLIERS AND CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, WE COULD INCUR INCREASED COSTS, DELAY OR LOSS OF REVENUE, DIVERSION OF DEVELOPMENT RESOURCES OR DAMAGE TO OUR REPUTATION

      Our products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. The failure of our customers' systems to be year 2000 compliant could impede the success of applications that we or our partners have developed for them. Accordingly, known or unknown defects that affect the operation of our software, including any defects or errors in applications that include our products, could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service or warranty costs and litigation costs.

      We need to ensure year 2000 compliance of our own internal computer and other systems, to continue testing our software products and to audit the year 2000 compliance status of our suppliers and business partners. We have not completed our year 2000 investigation and overall compliance initiative, and the total cost of our year 2000 compliance may be substantial. We may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" on page 35 for a discussion of the status of our year 2000 compliance review.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY WE MAY LOSE A VALUABLE ASSET OR INCUR COSTLY LITIGATION TO PROTECT OUR RIGHTS

      Our success and ability to compete depend upon our proprietary technology. We rely on patent, trademark, trade secret and copyright laws to protect our intellectual property. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents or other intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products if we increase our international presence.

      We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause the diversion of our resources and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights. Any failure to enforce or protect our rights could cause us to lose a valuable asset. If we are unable to protect our intellectual property, we may lose a valuable asset or incur costly litigation to protect our rights.

IF THE FUNCTIONALITY OF OUR PRODUCTS OVERLAPS A COMPETITORS' PRODUCTS AND WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, THESE CLAIMS COULD BE COSTLY AND TIME-CONSUMING TO DEFEND, DIVERT MANAGEMENT ATTENTION OR CAUSE PRODUCT DELAYS

      There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management's attention, or cause product delays. If our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

IF USE OF THE INTERNET DOES NOT CONTINUE TO DEVELOP AND RELIABLY SUPPORT THE DEMANDS PLACED ON IT BY ELECTRONIC COMMERCE, IT MAY NOT DEVELOP AS A COMMERCIAL MARKETPLACE, CAUSING US TO FAIL TO ACHIEVE ANTICIPATED SALES GROWTH

      Growth in sales of our products and services depends upon the continued and increased use of the Internet as a medium for commerce and communication. Although the Internet is experiencing growth in the number of users and traffic, such rapid growth is a recent phenomenon and may not continue. In addition, the Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. Other risks associated with commercial use of the Internet could slow its growth, including:

- inadequate security of information distributed over the Internet, resulting in privacy concerns;

-   inadequate reliability of the network infrastructure;

-   slow development of enabling technologies and complementary products; and

-   limited accessibility and ability to deliver quality service.

      In addition, the recent growth in the use of the Internet has caused frequent periods of poor or slow performance, requiring components of the Internet infrastructure to be upgraded. Delays in the development or adoption of new equipment and standards or protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. If the Internet infrastructure does not develop sufficiently to address these concerns, it may not develop as a commercial marketplace, necessary for us to increase sales.

INCREASING GOVERNMENT REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES, OR IMPOSE ON US GREATER TAX BURDENS OR LIABILITY FOR TRANSMISSION OF PROTECTED DATA

      As electronic commerce and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for electronic commerce, and therefore the market for our products and services. Although many of these regulations may not apply directly to our business, we expect that laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business.

      The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. The imposition upon us and other software and service providers of potential liability for information carried on or disseminated through our applications could require us to implement measures to reduce our exposure to this liability. These measures could require us to expend substantial resources or discontinue certain services. In addition, although substantial portions of the Communications Decency Act (the Act through which the Telecommunications Act of 1996 imposes criminal penalties) were held to be unconstitutional, similar legislation may be enacted and upheld in the future. It is possible that this legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth of Internet usage and decrease its acceptance as a communications and commercial medium.

RESTRICTIONS ON EXPORT OF ENCRYPTED TECHNOLOGY COULD CAUSE US TO INCUR DELAYS IN INTERNATIONAL PRODUCT SALES

      Our software utilizes encryption technology, the export of which is regulated by the United States government. If our export authority is revoked or modified, if our software is unlawfully exported or if the United States adopts new legislation restricting export of software and encryption technology, we may experience delay or reduction in shipment of our products internationally. Current or future export regulations could limit our ability to distribute our products outside of the United States. While we take precautions against unlawful exportation of our software, we cannot effectively control the unauthorized distribution of software across the Internet.

IF WE DO NOT EXPAND OUR INTERNATIONAL OPERATIONS, WE MAY NOT ACHIEVE ANTICIPATED SALES GROWTH

      In order to increase our international sales opportunities, we will need to develop further our international sales, professional services and support organizations, and we will need to form additional relationships with partners worldwide. If we are unable to expand our international operations and international sales on a timely basis, we may not achieve anticipated sales growth. This expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally.

INTERNATIONAL EXPANSION COULD BE DIFFICULT AND PRESENT RISKS TO OUR BUSINESS

      If successful in our international expansion, we will be subject to a number of risks associated with international operations, including:

-   longer accounts receivable collection cycles;

-   expenses associated with localizing products for foreign markets;

-   difficulties in managing operations across disparate geographic areas;

-   difficulties in hiring qualified local personnel;

- difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

- unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES AND THE POSSIBLE LACK OF FINANCIAL STABILITY IN FOREIGN COUNTRIES COULD PREVENT OVERSEAS SALES GROWTH

      Our international sales are currently U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currencies. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency. Our operating results could also be adversely affected by the seasonality of international sales and the economic conditions of our overseas markets.

WE HAVE DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A SIGNIFICANT RETURN ON THE USE OF THESE PROCEEDS

      Our management has complete discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We do not have a specific plan for use of the proceeds of this offering; however, we will likely need to use the proceeds to fund our operations. We cannot predict that investment of the proceeds will yield a favorable return. See "Use of Proceeds" on page 18 for further discussion of how we intend to use the proceeds from this offering.

OUR DIRECTORS AND EXECUTIVE OFFICERS WILL
RETAIN SIGNIFICANT CONTROL OVER CALICO AFTER THE OFFERING, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE

      Following the completion of this offering, our directors, executive officers, and holders of 5% or more of our outstanding common stock will beneficially own approximately 51.6% of our outstanding common stock. These stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may have the effect of delaying or preventing a third party from acquiring or merging with us.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OR CHANGE IN OUR CONTROL THAT A STOCKHOLDER MAY CONSIDER FAVORABLE

      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a merger or acquisition of us or a change in our control or changes in our management. See "Description of Capital
Stock -- Delaware Anti-Takeover Law and Charter Provisions" on page 66 for further discussion of the specific provisions in our charter documents and of Delaware law that may delay or prevent a change in our control.

OUR STOCK PRICE MAY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS

      There has been no public market for our shares prior to this offering, and after the offering, an active public market for the shares may not develop. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price will likely vary from the market price of the common stock after the offering. The stock market has experienced price and volume fluctuations and the market prices of securities of technology companies in particular have been highly volatile. You may not be able to resell your shares at or above the initial public offering price.

WE MAY BE SUBJECT TO SECURITIES CLASS ACTION LITIGATION IF OUR STOCK PRICE IS VOLATILE

      In the past, securities class action litigation has often been instigated against a company following periods of volatility in the company's stock price. If this were to happen to Calico, litigation would be expensive and would divert management's attention.

FUTURE SALES OF OUR STOCK COULD CAUSE OUR STOCK PRICE TO FALL

      Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have approximately 32,963,327 shares of common stock outstanding, approximately 33,563,327 if the underwriters' over-allotment option is exercised in full, based on shares outstanding as of June 30, 1999.

      Our officers and directors and substantially all of our existing stockholders have agreed with Goldman, Sachs & Co. not to sell or otherwise dispose of any of their shares for a period of 150 days after the date of this offering, with 70% of their shares remaining subject to the lock-up agreement for 180 days. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. See "Shares Eligible for Future Sale" on page 68 for further discussion of the shares that will be freely tradeable after the date of this prospectus.

THE PURCHASERS OF SHARES IN THE OFFERING WILL EXPERIENCE IMMEDIATE DILUTION

      We expect that the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Accordingly, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than the price they paid for their common stock. In addition, because our success is so heavily dependent on our ability to attract and retain talented personnel, we expect to offer a significant number of stock options to employees in the future. If other stockholders exercise options or warrants to purchase our common stock, you will experience further dilution. See "Dilution" on page 20 for further discussion of the dilution that new investors will incur.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and similar expressions. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

      You should read statements that contain those words carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds of $50.2 million from the sale of the 4,000,000 shares of common stock in this offering, at the initial public offering price of $14.00 per share and after deducting estimated underwriting discount and the estimated offering expenses of $5.8 million. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be $58.0 million.

      While we cannot predict with certainty how the proceeds of this offering will be used, we currently intend to use them approximately as follows:

- $20.4 million for expansion of our sales force, marketing and distribution activities;

- $13.2 million for expansion of our research and product development activities; and

- $16.6 million for general corporate purposes and working capital, including an estimated $3.0 million for capital expenditures.

      In addition, we may, if appropriate opportunities arise, use an undetermined portion of the net proceeds to acquire or invest in complementary companies, product lines, products or technologies. We do not have any agreements or commitments with respect to any acquisition or investment and we are not involved in any negotiations with respect to any transaction. Pending such uses, we will invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never paid cash dividends. We do not anticipate paying cash dividends in the forseeable future. Under the terms of our line of credit facilities, we may not declare or pay any dividends without the prior consent of the lenders under each of the credit facilities.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 1999:

- on an actual basis, which reflects a 3-for-2 stock split of our outstanding common stock;

- on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 15,626,928 shares of common stock; and

- on a pro forma as adjusted basis to reflect this conversion and the application of the estimated net proceeds from the sale of 4,000,000 shares of common stock in this offering, after deducting the estimated underwriting discount and estimated offering expenses, and the sale of an aggregate of 1,843,200 shares of common stock to be issued to two investors for $24.0 million, at $13.02 per share, in two private placements to close concurrently with this offering.

      The outstanding share information excludes 5,293,237 shares of common stock issuable upon the exercise of outstanding common stock options with a weighted average exercise price of $6.41 per share, 31,463 shares of common stock issuable upon exercise and conversion of preferred stock options at a weighted average exercise price of $2.68 per share, and 133,249 shares of common stock issuable upon exercise and conversion of outstanding preferred stock warrants at a weighted average exercise price of $1.31 per share. The outstanding share information also excludes 2,848,107 shares of common stock available for issuance under outstanding stock options and 750,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. Of the total shares outstanding, 2,302,561 shares are subject to our right of repurchase.

      This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to the consolidated financial statements.

                                                                       JUNE 30, 1999
                                                              -------------------------------
                                                                                       PRO
                                                                                      FORMA
                                                                                        AS
                                                               ACTUAL    PRO FORMA   ADJUSTED
                                                              --------   ---------   --------
                                                                (IN THOUSANDS, EXCEPT SHARE
                                                                           DATA)
Notes payable, current portion..............................  $    682   $    682    $    682
                                                              ========   ========    ========
Capital lease obligations, current portion..................       247        247         247
                                                              ========   ========    ========
Notes payable, non-current..................................  $    497   $    497    $    497
                                                              --------   --------    --------
Capital lease obligations, non-current......................       125        125         125
                                                              --------   --------    --------
Mandatorily Redeemable Convertible Preferred Stock..........    32,541         --          --
                                                              --------   --------    --------
Stockholders' equity (deficit):
  Preferred Stock; $0.001 par value; 15,000,000 shares
     authorized; no shares issued and outstanding actual,
     pro forma and pro forma as adjusted....................        --         --          --
  Common Stock; $0.001 par value; 150,000,000 shares
     authorized; 11,493,199 shares issued and outstanding,
     actual; 27,120,127 shares issued and outstanding, pro
     forma; 32,963,327 shares issued and outstanding, pro
     forma as adjusted......................................        11         27          33
  Additional paid-in capital................................    17,894     50,419     124,593
  Notes receivable from stockholders........................    (2,211)    (2,211)     (2,211)
  Unearned compensation.....................................    (2,265)    (2,265)     (2,265)
  Accumulated deficit.......................................   (34,401)   (34,401)    (34,401)
                                                              --------   --------    --------
     Total stockholders' equity (deficit)...................   (20,972)    11,569      85,749
                                                              --------   --------    --------
          Total capitalization..............................  $ 12,191   $ 12,191    $ 86,371
                                                              ========   ========    ========

                                    DILUTION

      Our pro forma net tangible book value at June 30, 1999 was $7.5 million or $0.28 per share based upon 27,120,127 shares outstanding. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares outstanding as of June 30, 1999, after giving effect to the conversion into common stock of all of our outstanding shares of preferred stock. After giving effect to the sale in this offering of 4,000,000 shares of common stock at the initial public offering price of $14.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 1999 would have been approximately $81.7 million or $2.48 per share. This represents an immediate increase in net tangible book value of $2.20 per share to existing stockholders and an immediate dilution in net tangible book value of $11.52 per share to new investors, including an aggregate of 1,843,200 shares of common stock to be sold to two corporate investors for $24.0 million, at $13.02 per share, in two private placements to close concurrently with this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................              $  14.00
  Pro forma net tangible book value per share as of June 30,
     1999...................................................  $   0.28
  Increase per share attributable to new investors..........      2.20
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................                  2.48
                                                                          --------
Dilution per share to new investors.........................              $  11.52
                                                                          --------
                                                                          --------

      The following table summarizes, as of June 30, 1999, assuming conversion into common stock of all of our outstanding shares of preferred stock, the total cash consideration paid to us and the average price per share paid by existing stockholders, by new investors at the initial public offering price of $14.00 per share, before deducting the estimated underwriting discount and estimated offering expenses payable by us, by two corporate investors purchasing an aggregate of 1,843,200 shares in two private placements to close concurrently with this offering at $13.02 per share:

                                                                   TOTAL CASH
                                      SHARES PURCHASED           CONSIDERATION           AVERAGE
                                    --------------------    ------------------------    PRICE PER
                                      NUMBER     PERCENT        AMOUNT       PERCENT      SHARE
                                    ----------   -------    --------------   -------    ---------
                                                            (IN THOUSANDS)
Existing stockholders.............  27,120,127     82.3%       $ 34,697        30.3%     $ 1.28
New investors.....................   5,843,200     17.7          80,000        69.7       13.69
                                    ----------    -----        --------       -----
          Total...................  32,963,327    100.0%       $114,697       100.0%
                                    ==========    =====        ========       =====

     As of June 30, 1999, there were outstanding options to purchase an aggregate of 5,293,237 shares of common stock at a weighted average exercise price of $6.41 per share, options to purchase 31,463 shares of preferred stock at a weighted average exercise price of $2.68 per share and warrants to purchase 133,249 shares of preferred stock at a weighted average exercise price of $1.31 per share. To the extent that any of these options or warrants is exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The selected consolidated statement of operations data for Calico for each of the years ended March 31, 1997, 1998 and 1999, and the consolidated balance sheet data as of March 31, 1998 and 1999, are derived from our consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for Calico for the period from inception on April 14, 1994 to March 31, 1995, the year ended March 31, 1996, and the consolidated balance sheet data as of March 31, 1995, 1996 and 1997, are derived from our consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended June 30, 1998 and 1999 and the consolidated balance sheet data as of June 30, 1999 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The consolidated statement of operations data for the fiscal year ended March 31, 1999 include the results of operations of FirstFloor subsequent to our acquisition of FirstFloor in August 1998. Historical results are not necessarily indicative of results to be expected in any future period.

                                                     PERIOD FROM
                                                                                                                  THREE MONTHS
                                                    APRIL 14, 1994            YEAR ENDED MARCH 31,               ENDED JUNE 30,
                                                    (INCEPTION) TO   ---------------------------------------   ------------------
                                                    MARCH 31, 1995    1996      1997       1998       1999      1998       1999
                                                    --------------   -------   -------   --------   --------   -------    -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue:
  License.........................................     $    93       $ 1,521   $ 3,940   $  6,965   $ 10,482   $ 2,932    $ 3,457
  Services........................................         227           749     1,963      4,894     10,931     1,721      3,976
                                                       -------       -------   -------   --------   --------   -------    -------
    Total net revenue.............................         320         2,270     5,903     11,859     21,413     4,653      7,433
                                                       -------       -------   -------   --------   --------   -------    -------
Cost of net revenue:
  License.........................................           2             7       178        265      1,179       101        137
  Services........................................          66           433     2,122      3,115      7,272     1,367      2,660
                                                       -------       -------   -------   --------   --------   -------    -------
    Total cost of net revenue.....................          68           440     2,300      3,380      8,451     1,468      2,797
                                                       -------       -------   -------   --------   --------   -------    -------
Gross profit......................................         252         1,830     3,603      8,479     12,962     3,185      4,636
                                                       -------       -------   -------   --------   --------   -------    -------
Operating expenses:
  Sales and marketing.............................          98         1,972     5,950      7,593     14,138     2,758      4,558
  Research and development........................         132           458     2,224      3,342      5,677       972      2,666
  General and administrative......................          25           480     1,486      2,222      3,988       641      1,452
  Stock compensation..............................          --           990       864        780      2,007       424        514
  Acquired in-process research and development....          --            --        --         --      1,840        --         --
  Amortization of goodwill........................          --            --        --         --        550        --        240
                                                       -------       -------   -------   --------   --------   -------    -------
    Total operating expenses......................         255         3,900    10,524     13,937     28,200     4,795      9,430
                                                       -------       -------   -------   --------   --------   -------    -------
Loss from operations..............................          (3)       (2,070)   (6,921)    (5,458)   (15,238)   (1,610)    (4,794)
Interest and other income, net....................          31           100        21        (41)       (23)      (35)        71
                                                       -------       -------   -------   --------   --------   -------    -------
Net income (loss).................................     $    28       $(1,970)  $(6,900)  $ (5,499)  $(15,261)  $(1,645)   $(4,723)
                                                       =======       =======   =======   ========   ========   =======    =======
Net income (loss) per share:
  Basic and diluted...............................     $    --       $ (0.69)  $ (2.12)  $  (1.08)  $  (2.27)  $ (0.27)   $ (0.59)
                                                       =======       =======   =======   ========   ========   =======    =======
  Weighted average shares.........................       6,000         2,856     3,248      5,079      6,710     6,040      7,961
                                                       =======       =======   =======   ========   ========   =======    =======
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents.........................     $    83       $ 1,780   $ 1,921   $  2,514   $ 15,441              $10,528
Working capital (deficit).........................         (42)        1,683       353         44     10,187                5,276
Total assets......................................         252         2,800     4,356      7,692     31,368               27,223
Debt and capital leases, long-term portion........          --            90       815        814        877                  622
Total Mandatorily Redeemable Convertible Preferred
  Stock...........................................          --         3,842     9,500     14,505     32,535               32,541
Total stockholders' deficit.......................         (21)       (2,012)   (8,854)   (13,428)   (16,780)             (20,972)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis together with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward looking statements for any reason, even if new information becomes available or other events occur in the future.

                                    OVERVIEW

      We provide software and services that enable companies to interact directly with their customers over the Internet, intranets, extranets, and corporate networks, and accessed through desktop and mobile computers and retail kiosks to improve the interactive buying and selling of complex products and services.

      We were incorporated in April 1994. From May 1994 through March 1997, we generated revenue primarily from the license of products based upon our first generation configuration technology. In March 1997, we released our first product designed for use over the Internet and corporate networks. In December 1998, we released Calico eSales 2.0, an integrated suite of products that extended the Internet-based architecture and included Calico eSales Catalog (since re-named Calico eSales InfoGuide), a product that allows targeted delivery of information without the need to modify existing applications or information sources. Calico eSales InfoGuide was the first product release based upon technology obtained from our August 1998 acquisition of FirstFloor. In May 1999, we released Calico eSales Loyalty Builder, which incorporates technology also obtained from our acquisition of FirstFloor. In June 1999, we released Calico eSales 2.5, an integrated suite that incorporates eSales Loyalty Builder, eSales Quote and improved versions of our other products.

      We derive revenue principally from the license of our Calico eSales Suite of products and the delivery of associated implementation and support services. Prior to the fourth quarter of fiscal 1999, more than 90% of our license revenue was derived from the license of the predecessors to the eSales Configurator and eSales Workbench products. Commencing in the fourth quarter of fiscal 1999, we released the Calico eSales Suite, which is an integrated family of interactive software products. Initial implementations have typically included the majority of the functionality provided by the product suite available at implementation, with additional user licenses and Calico eSales Engines added as use expands. However, the eSales Configurator and Calico eSales Workbench products comprised more than 74% of license revenue in the fourth quarter of fiscal 1999 and more than 86% of license revenue in the first quarter of fiscal 2000. The mix of products and services sold varies by customer, and follow-on sales typically reflect an expansion of the use of our products within the customer's business, rather than a migration to different products. To date, our sales have been primarily within the computer hardware and network and telecommunications equipment industries. Revenue from international sales have not been material to date.

      Licenses for our suite of products are sold in different methods, such as per user, per site or per enterprise. Customer licenses are typically several hundred thousand dollars. The price of our annual maintenance contracts are based on a percentage of the related product license price and is generally paid in advance. Consulting fees for implementation and training are generally priced on a per hour basis.

      For contracts with multiple elements, and for which vendor-specific objective evidence of fair value exists for the undelivered elements, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by SOP 98-9. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations of Calico with regard to implementation exist, the fee is fixed or determinable, and collection is probable. Provisions for sales returns are made at the time of revenue recognition based upon estimated returns. License revenue from contracts involving customization or services which are essential to the functionality of the software is recognized under contract accounting using the completed contract or percentage-of-completion methods as appropriate. During fiscal 1997, 100% of our license revenue was generated from new customer implementations, during fiscal 1998, 91% of our license revenue was generated from new customer implementations, and in fiscal 1999, 78% of our license revenue was generated from new customer implementations. New implementations include implementations in additional divisions of an existing customer.

      Services revenue primarily comprises revenue from consulting services, maintenance contracts and training. Services revenue from consulting and training is generally recognized as the service is performed. Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year. Our customers generally purchase maintenance contracts with their initial software implementation.

      Revenue from contracts involving significant implementation, customization or services essential to the functionality of the software is recognized over the period of each engagement, primarily using the percentage-of-completion method of contract accounting. Labor hours completed is generally used as the measure of progress towards completion. We classify revenue for these arrangements as license revenue and services revenue based upon our estimate of fair value for each element and recognize the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

      We bill customers in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of billing are recorded as unbilled receivables.

      Services revenue as a percentage of total net revenue was 33% in fiscal 1997, 41% in fiscal 1998, 51% in fiscal 1999, 37% in the quarter ended June 30, 1998 and 53% in the quarter ended June 30, 1999. As we develop additional relationships with service partners, we anticipate that an increasing share of professional services will be provided by third parties. As a result, we expect that a higher percentage of total net revenue may be attributable to license revenue in the future. Although services revenue may continue to increase in absolute dollars if we increase the professional services we provide, services revenue has a lower gross margin than license revenue. Our overall gross profit can therefore fluctuate based on the mix of license revenue compared to services revenue.

      Our cost of license revenue consists primarily of amortization of purchased technology, sub-licensing fees paid for embedded technology, and to a lesser extent other product-related costs. Our cost of services revenue consists primarily of salary expense and other related costs for our consulting and support organizations, as well as third-party contractor expenses.

      Our operating expenses are classified as sales and marketing, research and development, and general and administrative. We classify all charges to these operating expense categories based on the nature the expenses incurred. All operating expense categories contain common recurring expenditures, including salaries, employee benefits, incentive pay, travel and entertainment, costs for contract staff and professional advisory services, rent and utilities. The sales and marketing category contains additional expenditures specific to the sales and marketing group, such as public relations, trade show participation, advertising, sales lead generation, and commissions. Commission expense is recorded upon contract signing. To date, all software development costs in research and development have been expensed as incurred. General and administrative expenses include our executive, financial, human resources and information technology departments, and include additional expenditures related to legal and financial advisors, as well as bad debt reserves.

      In connection with the granting of stock options to our employees, we have recorded unearned stock compensation totaling $5.6 million through June 30, 1999, of which $2.3 million remains to be amortized. This amount represents the difference between the exercise price and the estimated fair value of our common stock on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No.
28. We recorded amortization of unearned stock compensation of $780,000 for fiscal 1998, $2.0 million for fiscal 1999, $424,000 for the three months ended June 30, 1998 and $514,000 for the three months ended June 30, 1999. The amortization of the remaining unearned stock compensation at March 31, 1999 will result in additional charges to operations through fiscal 2003. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

      Effective August 21, 1998, we acquired all of the outstanding shares of FirstFloor, a developer and marketer of interactive marketing systems for business-to-business communications, in exchange for 1,248,423 shares of our Series D preferred stock, valued at $4.558 per share. In addition, we assumed all of the outstanding options to purchase FirstFloor common stock and converted them into options to acquire 47,203 shares of our Series D preferred stock. We accounted for the acquisition using the purchase method of accounting. Of the total purchase price, valued at approximately $6.1 million, approximately $1.8 million was allocated to in-process research and development and immediately charged to operations, $360,000 to tangible assets, $1.5 million to existing products and core technology, $2.0 million to liabilities assumed, and $4.3 million to goodwill. The intangible assets will be amortized over their estimated useful lives which range from seven to 48 months. We structured the acquisition as a tax-free exchange of stock; therefore, the differences between the recognized fair values of acquired assets, including tangible and intangible assets, and their historical tax bases are not deductible for tax purposes.

      In connection with our acquisition of FirstFloor, we acquired one existing product and two in-process research and development projects. The existing product provides customers with the ability to automatically update their sales force with the latest information. The first acquired in-process project, a marketing information delivery system, is a complete rewrite of the acquired product, and replaced the product upon its release. While the solution remains the same, the functionality has been completely re-engineered. This development effort increased the product's utility as well as its scalability on larger intranets, which increases the possible number of users, and provides a variety of data sources instead of just one central database. The second in-process project, a personalization solution, provides customers with the ability to obtain in-depth information and critical data needed to build stronger customer relationships with the objective of increasing revenue and reducing sales cost.

      At the time of the acquisition, an entity affiliated with Mr. Unger, one of our directors, was a principal shareholder of both Calico and FirstFloor.

      Since our inception, we have incurred quarterly and annual losses, and we expect to continue to incur losses on both a quarterly and annual basis for the foreseeable future. We incurred net losses of $6.9 million for fiscal 1997, $5.5 million for fiscal 1998, $15.3 million for fiscal 1999 and $4.7 million for the three months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $34.4 million. We expect that our operating expenses will continue to increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, expand our professional services organization, and continue to fund research and development.

      We have recently experienced a period of rapid growth and expansion, and expect to continue to expand through multiple growth strategies. To manage this growth effectively, we will have to improve our existing operational and financial systems and hire additional qualified personnel. In addition, we expect to expand our current headquarters or move to new facilities during the first half of fiscal 2000. The expenses related to this expansion or move may be greater than our obligations for our current facility.

                             RESULTS OF OPERATIONS

      The following table sets forth, for the periods presented, selected consolidated financial data as a percentage of total net revenue.

                                                                               THREE MONTHS
                                                                                  ENDED
                                                       YEAR ENDED MARCH 31,      JUNE 30,
                                                       --------------------    ------------
                                                       1997    1998    1999    1998    1999
                                                       ----    ----    ----    ----    ----
Net revenue:
  License............................................    67%    59%     49%     63%     47%
  Services...........................................    33     41      51      37      53
                                                       ----    ---     ---     ---     ---
     Total net revenue...............................   100    100     100     100     100
                                                       ----    ---     ---     ---     ---
Cost of net revenue:
  License............................................     3      2       6       2       2
  Services...........................................    36     26      33      30      36
                                                       ----    ---     ---     ---     ---
     Total cost of net revenue.......................    39     28      39      32      38
                                                       ----    ---     ---     ---     ---
Gross profit.........................................    61     72      61      68      62
                                                       ----    ---     ---     ---     ---
Operating expenses:
  Sales and marketing................................   101     64      65      59      61
  Research and development...........................    38     28      27      21      36
  General and administrative.........................    25     19      19      14      20
  Stock compensation.................................    14      7       9       9       7
  Acquired in-process research and development.......    --     --       9      --      --
  Amortization of goodwill...........................    --     --       3      --       3
                                                       ----    ---     ---     ---     ---
     Total operating expenses........................   178    118     132     103     127
                                                       ----    ---     ---     ---     ---
Loss from operations.................................  (117)   (46)    (71)    (35)    (65)
Interest and other income, net.......................    --     --      --      --       1
                                                       ----    ---     ---     ---     ---
Net loss.............................................  (117)%  (46)%   (71)%   (35)%   (64)%
                                                       ====    ===     ===     ===     ===

            COMPARISON OF THREE MONTHS ENDED JUNE 30, 1998 AND 1999

REVENUE

      Total net revenue increased 60% from $4.7 million in the three months ended June 30, 1998 to $7.4 million in the three months ended June 30, 1999. This increase is attributable to a significant increase in services revenue associated with an increase in the number and scope of consulting engagements.

      LICENSE. License revenue increased 18% from $2.9 million in the three months ended June 30, 1998 to $3.5 million in the three months ended June 30, 1999. License revenue as a percentage of total net revenue was 63% in the three months ended June 30, 1998 and 47% in the three months ended June 30, 1999. The increase in license revenue in absolute dollars is attributable to an increase in the average size of license transactions recognized during the quarter. During the three months ended June 30, 1999, 97% of our license revenue was attributable to new customer implementations.

      SERVICES. Services revenue increased 131% from $1.7 million in the three months ended June 30, 1998 to $4.0 million in the three months ended June 30, 1999. Services revenue as a percentage of total net revenue was 37% in the three months ended June 30, 1998 and 53% in the three months ended June 30, 1999. The increase in services revenue in absolute dollars and as a percentage of total net revenue is attributable to a significant increase in the number and size of consulting engagements, as well as an increase in the installed base of customers and in the average size of maintenance contracts. This increase in services revenue as a percentage of total net revenue has resulted in reduced overall gross margins, since services revenue typically has lower gross margins than license revenue. During the three months ended June 30, 1999, 66% of our maintenance revenue came from initial maintenance contracts, with the remainder from maintenance renewals. As of June 30, 1999 we had 32 customers on active maintenance contracts, compared with 26 as of June 30, 1998. In some cases, a single customer consists of multiple implementations within one corporate entity.

COST OF REVENUE

      LICENSE. Cost of license revenue increased 36% from $101,000 in the three months ended June 30, 1998 to $137,000 in the three months ended June 30, 1999. Cost of license revenue as a percentage of license revenue was 3% in the three months ended June 30, 1998 and 4% in the three months ended June 30, 1999. The increase in cost of license revenue in absolute dollars and as a percentage of license revenue is primarily due to the amortization of existing products and core technology acquired in the acquisition of FirstFloor.

      SERVICES. Cost of services revenue increased 95% from $1.4 million in the three months ended June 30, 1998 to $2.7 million in the three months ended June 30, 1999. Cost of services revenue as a percentage of services revenue was 79% in the three months ended June 30, 1998 and 67% in the three months ended June 30, 1999. The increase in cost of services revenue in absolute dollars is primarily due to costs associated with increased personnel in our services organization, representing 42% of the increase, as well as increased costs for third-party contractors used to staff consulting engagements, representing 40% of the increase. The decrease in cost of services revenue as a percentage of services revenue is primarily due to economies of scale in the professional services organization, as well as improved billing rate realization.

OPERATING EXPENSES

      SALES AND MARKETING. Sales and marketing expenses increased 65% from $2.8 million in the three months ended June 30, 1998 to $4.6 million in the three months ended June 30, 1999. Sales and marketing expenses as a percentage of total net revenue increased from 59% in the three months ended June 30, 1998 to 61% in the three months ended June 30, 1999. Sales and marketing expenses increased in absolute dollars primarily due to increased personnel-related costs, which represented 88% of the increase. Sales and marketing expenses as a percentage of total net revenue increased as a result of our continued investment in the development of our international direct sales and indirect sales and marketing organizations.

      RESEARCH AND DEVELOPMENT. Research and development expenses increased 174% from $972,000 in the three months ended June 30, 1998 to $2.7 million in the three months ended June 30, 1999. Research and development expenses as a percentage of total net revenue increased from 21% in the three months ended June 30, 1998 to 36% in the three months ended June 30, 1999. Research and development expenses increased in absolute dollars and as a percentage of total net revenue as a result of increased engineering and product development personnel partially attributable to personnel added as a result of our acquisition of FirstFloor in the quarter ended September 30, 1998. Personnel-related expenses accounted for 82% of the increase in absolute dollars.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 127% from $641,000 in the three months ended June 30, 1998 to $1.5 million in the three months ended June 30, 1999. General and administrative expenses as a percentage of total net revenue were 14% in the three months ended June 30, 1998 and 20% in the three months ended June 30, 1999. General and administrative expenses increased in absolute dollars and as a percentage of total net revenue as a result of increased personnel-related costs resulting from the growth of our finance, human resources and information systems staff, representing 47% of the increase in absolute dollars, as well as increased spending for legal and financial advisory services, representing 37% of the increase.

      STOCK COMPENSATION. In connection with the granting of stock options to our employees, we recorded aggregate unearned compensation totalling $5.6 million. The unearned compensation represents the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of the grants. We recorded expenses related to stock compensation of $424,000 in the three months ended June 30, 1998 and $514,000 in the three months ended June 30, 1999. Stock compensation expenses as a percentage of total net revenue were 9% in the three months ended June 30, 1998 and 7% in the three months ended June 30, 1999.

      AMORTIZATION OF GOODWILL. During the three months ended June 30, 1999, we recorded $240,000 in amortization, reflecting the amortization of goodwill acquired as part of the FirstFloor acquisition.

INTEREST AND OTHER INCOME, NET

      Interest and other income, net, improved from $35,000 of net interest expense in the three months ended June 30, 1998 to $71,000 of net interest income in the three months ended June 30, 1999. The improvement is primarily due to interest earned on increased cash and equivalents.

         COMPARISON OF FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999

REVENUE

      Total net revenue increased 101% from $5.9 million in fiscal 1997 to $11.9 million in fiscal 1998 and 81% to $21.4 million in fiscal 1999.

      LICENSE. License revenue increased 77% from $3.9 million in fiscal 1997 to $7.0 million in fiscal 1998, and 50% to $10.5 million in fiscal 1999. License revenue as a percentage of total net revenue was 67% in fiscal 1997, 59% in fiscal 1998 and 49% in fiscal 1999. The increases in absolute dollars were primarily due to increased market acceptance of our products, increases in the average size of transactions, as well as the introduction of versions of our product that included functionality for Internet and corporate network use. During fiscal 1999, 78% of our license revenue came from new customer deployments.

      SERVICES. Services revenue increased 149% from $2.0 million in fiscal 1997 to $4.9 million in fiscal 1998 and 123% to $10.9 million in fiscal 1999. Services revenue at a percentage of total net revenue was 33% in fiscal 1997, 41% in fiscal 1998 and 51% in fiscal 1999. The increases in absolute dollars and as a percentage of total net revenue were primarily due to an increase in the number and size of customer deployments, additional follow-on consulting services for existing customers, an increase in the installed base of customers on maintenance contracts and renewals of prior period maintenance contracts.

COST OF REVENUE

      LICENSE. Cost of license revenue increased 49% from $178,000 in fiscal 1997 to $265,000 in fiscal 1998, and 345% to $1.2 million in fiscal 1999. Cost of license revenue as a percentage of license revenue was 5% in fiscal 1997, 4% in fiscal 1998 and 11% in fiscal 1999. The increase in absolute dollars in fiscal 1998 was primarily due to costs associated with sub-licensing of third-party software used in our products. The increase in absolute dollars and as a percentage of license revenue in fiscal 1999 was primarily due to the amortization of existing products and core technology acquired in the acquisition of FirstFloor in the quarter ended September 30, 1998.

      We may from time to time in the future enter into various technology sub-licensing arrangements with third parties which may require payments that do not coincide with the timing and magnitude of license revenue. In addition, the cost of amortization of our existing products and core technology does not vary with recognized license revenue. As a result, our cost of license revenue may vary significantly from quarter to quarter in both absolute dollars and as a percentage of license revenue.

      SERVICES. Cost of services revenue increased 47% from $2.1 million in fiscal 1997 to $3.1 million in fiscal 1998 and 133% to $7.3 million in fiscal 1999. Cost of services revenue as a percentage of services revenue was 108% in fiscal 1997, 64% in fiscal 1998 and 67% in fiscal 1999. The increase in absolute dollars was primarily due to increased professional services personnel engaged in deployment, training and technical support, representing 67% of the increase in fiscal 1998 and 58% of the increase in fiscal 1999. In 1997, our cost of services revenue exceeded our services revenue because the actual cost of providing consulting services exceeded the fixed-price payment received from the customer. During this period, we provided our services under low margin fixed-price contracts, and subsequently agreed to provide services in excess of those originally agreed for no additional fees, in order to gain market share. However, we generally do not enter into and do not intend to enter into fixed-price payment arrangements for our consulting services.

      Cost of services revenue declined as a percentage of services revenue in fiscal 1998 primarily due to improved billing rate realization as well as an increase in revenue from maintenance contracts during fiscal 1998. Cost of services revenue as a percentage of services revenue increased in fiscal 1999 due to increased use of contract personnel. We expect cost of services revenue to increase in the future in absolute dollars as we expand our service capacity to meet anticipated demand. Cost of services revenue as a percentage of services revenue may vary significantly from quarter to quarter depending upon the mix of services that we provide and the utilization rate of our services personnel. Additionally, we may seek to gain more flexibility by staffing engagements with increasing use of third-party contractors, whose expenses may exceed those of employees.

OPERATING EXPENSES

      SALES AND MARKETING. Sales and marketing expenses increased 28% from $6.0 million in fiscal 1997 to $7.6 million in fiscal 1998 and 86% to $14.1 million in fiscal 1999. Sales and marketing expenses as a percentage of total net revenue were 101% in fiscal 1997, 64% in fiscal 1998 and 65% in fiscal 1999. The increases in absolute dollars were primarily due to an increase in sales and marketing personnel, representing 88% of the increase in fiscal 1998 and 69% of the increase in fiscal 1999. Sales and marketing expenses decreased as a percentage of total net revenue in fiscal 1998 primarily due to revenue growth and increased in fiscal 1999 due to the investments in sales and marketing described above. We believe sales and marketing expenses will continue to increase in absolute dollars as we expand our sales and marketing organization, initiate additional marketing programs, expand our distribution channels and expand geographically. Sales and marketing expenses may increase or fluctuate as a percentage of total net revenue from period to period.

      RESEARCH AND DEVELOPMENT. Research and development expenses increased 50% from $2.2 million in fiscal 1997 to $3.3 million in fiscal 1998 and 70% to $5.7 million in fiscal 1999. Research and development expenses as a percentage of total net revenue were 38% in fiscal 1997, 28% in fiscal 1998 and 27% in fiscal 1999. The increase in fiscal 1998 in absolute dollars was primarily due to increases in engineering and development personnel, representing 69% of the increase. The increase in fiscal 1999 was due to our addition of engineering and development personnel, both through new hiring and as a result of our FirstFloor acquisition. Personnel-related expenses accounted for 96% of the increase in fiscal 1999. Research and development expenses as a percentage of total net revenue declined in fiscal 1998 and fiscal 1999 due to the higher rate of revenue growth during the periods.

      We believe that continued investment in research and development is critical to attaining our strategic objectives, and as a result we expect that research and development expenses will increase in absolute dollars in future periods, and may increase or fluctuate significantly as a percentage of total net revenue from period to period.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 50% from $1.5 million in fiscal 1997 to $2.2 million in fiscal 1998, and 79% to $4.0 million in fiscal 1999. General and administrative expenses as a percentage of total net revenue were 25% in fiscal 1997, 19% in fiscal 1998 and 19% in fiscal 1999. The increase in general and administrative expenses in absolute dollars was primarily due to increased personnel to support our expanding operations. Personnel-related expenses represented 70% of the increase in fiscal 1998 and 43% of the increase in fiscal 1999. General and administrative expenses also increased in absolute dollars in fiscal 1999 due to the relocation of our corporate headquarters which resulted in a charge of $660,000 for the minimum lease payments committed under our previous leased facility and losses on disposal of certain fixed assets.

      We believe that general and administrative expenses will continue to increase in absolute dollars as we expand our operations and assume the responsibilities of a public company, and may fluctuate as a percentage of total net revenue from period to period.

      STOCK COMPENSATION. In fiscal 1998 and 1999 we recorded aggregate unearned compensation totalling $5.6 million. The unearned compensation represents the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of the grants. We recorded expenses related to stock compensation of $864,000 during fiscal 1997, $780,000 during fiscal 1998 and $2.0 million during fiscal 1999.

      ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. In connection with our acquisition of FirstFloor, we ascribed $1.8 million to two specific in-process research and development projects -- a marketing information delivery system and a personalization solution -- which was charged to operations in the quarter ended September 30, 1998.

      The amount of purchase price allocated to in-process research and development was determined using appropriate valuation techniques, including percentage-of-completion, which utilizes research and development cost metrics and key milestones to estimate the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the revenue expected to be generated from these projects, and discounting the net cash flows back to their present value. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. The remaining identified intangibles, including the value of acquired existing products and core technology, is amortized over the periods of benefit ranging from seven to 36 months.

      The value assigned to acquired in-process research and development was determined by identifying the two specific research and development projects discussed above for which technological feasibility had not been established. The first project reached technological feasibility and was commercially released in December 1998. The second project reached technological feasibility and was commercially released in May 1999. In assigning value to the in-process projects, consideration was given, as appropriate, to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred and the projected cost to complete the projects, adjusting for the relative value and contribution of the core technology. The value assigned to acquired in-process research and development was based on the assumptions set forth in the following paragraph.

      Net cash flows from these projects were determined based on our estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes associated with the projects. Revenue growth rates for each technology was developed considering, among other things, the then-current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products. Estimated total revenue from the acquired in-process research and development projects are expected to generally peak in fiscal 2000 and decline through fiscal 2001 as other new products are expected to be introduced. We assumed no synergies as a result of the acquisition and the revenue projections are within the historical growth rates of Firstfloor product introductions. Projected gross margins for the marketing information delivery system averaged 74% and the personalization solution averaged 69% over the estimated product lives. The estimated selling, general and administrative costs for the marketing delivery system averaged 41% as a percentage of revenue and the personalization solution averaged 47% as a percentage of revenue over the estimated product lives, and are consistent with Firstfloor's historical operating cost structure. These revenue projections were based on our management's estimate of market size and growth, expected trends in technology and the expected timing of new product introductions. We applied a royalty charge as a percentage of operating income for each in-process project to attribute value for dependency on predecessor core technology. Royalty rates were developed based on published documentation of royalty rates and the specific facts and circumstances, and in our view, are considered reasonable approximations of fair value rates for the respective types of technology under exclusive, perpetual, worldwide licenses. The estimated net cash flows of each project were discounted back to their present value using discount rates of 30% for the marketing information delivery system and 40% for the personalization solution, which represents a premium over our cost of capital of 20% to reflect the risk associated with the stage of completion of the in-process technologies. The estimated percentage-of-completion of the in-process research and development projects were 82% for the marketing information delivery system and 47% for the personalization solution.

      The actual development timeline and costs of approximately $200,000 for the marketing information delivery system and approximately $1.2 million for the personalization solution were in line with the estimates used to compute the estimated percentage-of-completion used in the valuation of the in-process research and development projects. These products were just recently released and it is premature to compare the actual revenue with those projected. To date, our cash flow and other assumptions have not materially changed.

      AMORTIZATION OF GOODWILL. During fiscal 1999, we recognized $550,000 in amortization, reflecting the amortization of goodwill acquired as part of the FirstFloor acquisition.

INTEREST AND OTHER INCOME, NET

      Interest and other income, net declined from $21,000 of net interest income in fiscal 1997 to $41,000 of net interest expense in fiscal 1998, and improved to $23,000 of net interest expense in fiscal 1999, representing less than one percent of total net revenue in each period.

INCOME TAXES

      No provision for federal and state income taxes was recorded for fiscal 1997, 1998 or 1999 because we incurred net operating losses in each of those periods.

      As of March 31, 1999, we had net operating loss carryforwards for federal income tax reporting purposes of $12.1 million that expire in various amounts beginning in fiscal 2011. We also had net operating loss carryforwards for state income tax reporting purposes of $9.7 million that expire in various amounts beginning in fiscal 2003. We had net deferred tax assets, including our net operating loss carryforwards and tax credits of $8.8 million as of March 31, 1999. A valuation allowance has been recorded for the net deferred tax asset balance as a result of uncertainties regarding the realization of the asset balance. See note 5 of the notes to the consolidated financial statements.

                        QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth our unaudited consolidated statement of operations data for each of the nine quarters in the period ended June 30, 1999, as well as that data expressed as a percentage of our total net revenue for the quarters presented. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and in the opinion of our management, this information reflects all normal recurring adjustments necessary for a fair presentation of our operating results for the quarters presented. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. You should not draw any conclusions about our future results from the operating results for any quarter.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1997       1997        1997       1998       1998       1998        1998       1999       1999
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue:
  License....................  $ 1,285     $ 1,162    $ 2,305    $ 2,213    $ 2,932     $ 2,657    $ 2,560    $ 2,333    $ 3,457
  Services...................      780       1,371      1,150      1,593      1,721       2,628      3,155      3,427      3,976
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total net revenue........    2,065       2,533      3,455      3,806      4,653       5,285      5,715      5,760      7,433
Cost of net revenue:
  License....................       20          53         97         95        101         265        350        463        137
  Services...................      815         597        828        875      1,367       1,742      2,036      2,127      2,660
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total cost of net
      revenue................      835         650        925        970      1,468       2,007      2,386      2,590      2,797
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Gross profit.................    1,230       1,883      2,530      2,836      3,185       3,278      3,329      3,170      4,636
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Operating expenses:
  Sales and marketing........    1,768       1,962      1,824      2,039      2,758       3,066      3,699      4,615      4,558
  Research and development...      670         776        934        962        972       1,232      1,684      1,789      2,666
  General and
    administrative...........      542         610        573        497        641       1,459        934        954      1,452
  Stock compensation.........       11         160        252        357        424         469        582        532        514
  Acquired in-process
    research and
    development..............       --          --         --         --         --       1,840         --         --         --
  Amortization of goodwill...       --          --         --         --         --          78        234        238        240
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total operating
      expenses...............    2,991       3,508      3,583      3,855      4,795       8,144      7,133      8,128      9,430
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Loss from operations.........   (1,761)     (1,625)    (1,053)    (1,019)    (1,610)     (4,866)    (3,804)    (4,958)    (4,794)
Interest and other income,
  net........................      (36)         (6)         7         (6)       (35)        (46)        54          4         71
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Net loss.....................  $(1,797)    $(1,631)   $(1,046)   $(1,025)   $(1,645)    $(4,912)   $(3,750)   $(4,954)   $(4,723)
                               =======     =======    =======    =======    =======     =======    =======    =======    =======
AS A PERCENTAGE OF TOTAL NET
  REVENUE:
Net revenue:
  License....................       62%         46%        67%        58%        63%         50%        45%        41%        47%
  Services...................       38          54         33         42         37          50         55         59         53
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total net revenue........      100         100        100        100        100         100        100        100        100
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Cost of net revenue:
  License....................        1           2          3          2          2           5          6          8          2
  Services...................       39          24         24         23         30          33         36         37         36
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total cost of net
      revenue................       40          26         27         25         32          38         42         45         38
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Gross profit.................       60          74         73         75         68          62         58         55         62
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Operating expenses:
  Sales and marketing........       86          77         53         55         59          58         65         80         61
  Research and development...       32          31         27         25         21          23         29         31         36
  General and
    administrative...........       26          24         16         13         14          28         17         17         20
  Stock compensation.........        1           6          7          9          9           9         10          9          7
  Acquired in-process
    research and
    development..............       --          --         --         --         --          35         --         --         --
  Amortization of goodwill...       --          --         --         --         --           1          4          4          3
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
    Total operating
      expenses...............      145         138        103        102        103         154        125        141        127
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Loss from operations.........      (85)        (64)       (30)       (27)       (35)        (92)       (67)       (86)       (65)
Interest and other income,
  net........................       (2)         --         --         --         --          (1)         1         --          1
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Net loss.....................      (87)%       (64)%      (30)%      (27)%      (35)%       (93)%      (66)%      (86)%      (64)%
                               =======     =======    =======    =======    =======     =======    =======    =======    =======

                      FACTORS AFFECTING QUARTERLY RESULTS

      Total net revenue has increased during each of the nine quarters ended June 30, 1999 due to an increase in the number of our customers, an increase in the average transaction size and an increase in follow-on orders from existing customers. We experience significant variability in license revenue from quarter to quarter due to the timing and size of transactions. License revenue declined sequentially in each of the three quarters ended March 31, 1999, primarily due to delays in recognition of revenue under a few large contracts entered into during those quarters. License revenue increased significantly in the quarter ended June 30, 1999, due to the recognition of revenue associated with one significant order, as well as progress on several other percentage-of-completion and milestone-based contracts.

      Services revenue has increased significantly during the comparison periods, but is also subject to significant variability driven by transaction timing, contract terms and billing rate realization. Services revenue declined in the quarter ended December 31, 1997 due to the recognition of services revenue in the previous quarter upon completion of one large project. Services revenue increased significantly as a percentage of total net revenue in the five quarters ended June 30, 1999 primarily as a result of several large implementation projects during those periods.

      Cost of license revenue increased in the three quarters ended March 31, 1999 as a result of the amortization of acquired products and core technology subsequent to our acquisition of FirstFloor. Cost of license revenue declined significantly in the quarter ended June 30, 1999 due to the completion of amortization of one of the two products acquired. Cost of services revenue increased significantly in the quarter ended June 30, 1998 primarily due to costs associated with the hiring and training of new professional services personnel who were not yet fully utilized.

      Sales and marketing expenses increased significantly in the quarter ended June 30, 1998 primarily due to the expansion of our domestic sales force, as well as the establishment of our international sales office, and increased in the quarter ended March 31, 1999 due to commissions related to the signing of a few large orders and further expansion of our sales force. Research and development expenses increased significantly in the four quarters ended June 30, 1999 due to an increase in product development personnel added in conjunction with our acquisition of FirstFloor and through new hires. General and administrative expenses increased significantly in the quarter ended September 30, 1998 due to the relocation of our corporate headquarters which resulted in a $660,000 charge for the minimum lease payments committed under our previous leased facility and losses on disposal of fixed assets, and increased in the quarter ended June 30, 1999 primarily as a result of increased legal and financial advisory fees, which represented 45% of the increase.

      Our quarterly operating results have varied significantly in the past and we expect that they will vary significantly from quarter to quarter in the future. These variations are caused by a number of factors, including the length of our sales cycle, demand for and market acceptance of our products and services, the timing of orders and deployment of our products and services, the impact of our revenue recognition policies, changes in technology and changes caused by the rapidly evolving electronic commerce market and the impact of year 2000 investments by us and our customers.

      As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a good predictor of our future performance. Our operating results may be below the expectations of public market analysts and investors in future quarters, which could cause volatility in the price of our stock.

                        LIQUIDITY AND CAPITAL RESOURCES

      Since inception, we have financed our operations and met our capital expenditure requirements primarily through the sale of private equity securities, and to a lesser extent, notes payable and capital equipment leases. As of June 30, 1999, we had $10.5 million of cash and cash equivalents, compared with $15.4 million as of March 31, 1999. Cash used in operating activities was $4.3 million for fiscal 1997, $3.3 million for fiscal 1998 and $7.4 million for fiscal 1999, and was $298,000 in the quarter ended June 30, 1998 and $3.4 million in the quarter ended June 30, 1999. Cash used in operations resulted primarily from net losses and increases in our accounts receivable, offset in part by the growth in accrued liabilities, deferred revenue, and non-cash expenses including depreciation and stock compensation.

      Net cash used in investing activities of $930,000 for fiscal 1997, $1.4 million for fiscal 1998, $1.8 million for fiscal 1999, $271,000 for the quarter ended June 30, 1998 and $1.3 million for the quarter ended June 30, 1999, related to purchases of computer equipment and to a lesser extent software and office furniture to support our expanding operations.

      Financing activities provided net cash of $5.4 million for fiscal 1997, $5.3 million for fiscal 1998, $22.1 million for fiscal 1999, $319,000 for the quarter ended June 30, 1998 and used cash of $187,000 in the quarter ended June 30, 1999. Financing activities were primarily the sale of our common and preferred stock. We have also used debt and leases to partially finance our operations and capital purchases. At June 30, 1999 we also had $1.2 million in current and noncurrent debt as well as $372,000 in current and noncurrent lease obligations.

      Included in the amounts above are four variable rate installment notes with a bank that are secured by the equipment financed by the bank. The notes bear interest at the bank prime rate and are due between March 2001 and February 2002. Also included are three notes payable to an equipment financing company that bear interest at 7% per year and are due between June 2000 and October 2000, and three capital leases for the lease of computer and office equipment due through January 2003.

      In September 1999, we entered into a commitment with the bank issuing the variable rate installment notes described above in connection with a proposed $3.0 million equipment financing credit line expiring June 30, 2000, which we expect to complete in October 1999. The loan bears interest at the bank's prime rate plus 0.5% per year, and interest is repayable only during the draw period, with principal amortizing over the subsequent 36 months. The bank advanced us $1.0 million under this commitment on September 30, 1999. We issued warrants to the bank to purchase 5,263 shares of common stock at $9.50 per share in connection with this commitment.

      Our borrowings under the variable rate installment notes and the new commitment for an equipment line of credit require us to comply with quarterly and monthly financial tests, including minimum operating results, and liquidity, leverage and debt service ratios. As of March 31, 1999 and through August 31, 1999, we were not in compliance with the minimum operating results covenant and other monthly financial tests. We obtained a waiver from the lender for the periods in which we were not in compliance. The total amount outstanding under these variable rate installment notes as of June 30, 1999 was approximately $818,000.

      At March 31, 1999, we also had noncancelable operating leases for office space and equipment of approximately $1.6 million which are payable through fiscal 2004.

      Although we have no material long-term commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We intend to fund the intended increase in expenses and capital expenditures through the proceeds of this offering, together with existing cash and cash equivalents, and believe that these funds will be sufficient to meet our working capital needs for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion of our sales force, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. If we seek to raise additional funds, we may not be able to obtain funds on terms which are favorable or otherwise acceptable to us. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced. Furthermore, these securities may have rights, preferences or privileges senior to our common stock.

                   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP No. 98-1 will become effective during the year ending March 31, 2000. SOP No. 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of these costs. We do not expect the adoption of SOP No. 98-1 to have a material effect on our results of operations, financial position or cash flows.

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities". This statement establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will become effective during the year ending March 31, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on our results of operations, financial position or cash flows.

           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

      We develop products in the United States and market our products in North America, and to a lesser extent in Europe and Asia. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because nearly all of our revenue is currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we do not believe that we have a material risk exposure. Because some of our debt arrangements are based on variable rates of interest, our interest expense is sensitive to changes in the general level of U.S. interest rates. Since these obligations represent a small percentage of our total capitalization, we believe that there is not a material risk exposure.

                              YEAR 2000 COMPLIANCE

      The "year 2000" issue refers generally to the problems that some software may have in determining the correct century for the year. Software with date sensitive information that is not year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in system failures or the creation of erroneous results. We are subject to potential year 2000 problems affecting our products, our internal systems and the systems of our suppliers and customers, any of which could harm our business.

      We believe that all current versions of our products are year 2000 compliant, so long as they are configured and used in accordance with our specifications, and provided that the underlying operating systems and any other software used with our products are also year 2000 compliant. However, since our products are integrated with our customers' systems, the failure of our customers' systems to be year 2000 compliant could impede the success of our applications in their systems. Accordingly, known or unknown defects or errors that affect the operation of our software, including any defects or errors in systems that include our products, could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service or warranty costs, any of which could harm our business.

      We have initiated an assessment of our internal systems and are not currently aware of any material operational issues or costs associated with preparing our internal systems for the year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems.

      In conjunction with our year 2000 assessment, we have begun to contact our major suppliers to determine whether their operations and the products and services they provide are year 2000 compliant. Where practicable, we will attempt to mitigate our risks with respect to the failure of suppliers to be year 2000 compliant. However, these failures remain a possibility and could harm our business.

      We are in the process of developing a contingency plan to address situations that may result if our products, our internal systems, or the systems of our suppliers or customers are not year 2000 compliant.

      We have funded our year 2000 plan from available cash and have not separately accounted for these costs. To date, these costs have not been material and are not expected to be material. However, we may experience unanticipated problems and costs with year 2000 compliance that could harm our business.

                                    BUSINESS

      We provide electronic commerce software and services focused on the purchasing customer, to companies worldwide in the telecommunications, financial services, retail, computer hardware and manufacturing industries. Our products enable companies to sell complex goods and services over the Internet and to create a buying experience that engages and guides customers through the purchasing process, resulting in more successful purchases and enhancing repeat business.

      Our electronic commerce software is broadly applicable to a wide range of industries and markets, products and services. Our current customers include a number of companies that have adopted aggressive electronic business strategies, such as Best Buy, Cisco, Dell, Gateway, Merrill Lynch, Nortel Networks, Qwest, Siemens, Telia and US West, who represented an aggregate of 67% of our total net revenue for fiscal 1999.

                              INDUSTRY BACKGROUND

GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

      The rapid growth of the Internet is revolutionizing the way in which businesses and consumers communicate, share information and conduct business. The Internet has created a new means for businesses to reach and interact directly with new and existing customers worldwide, transforming the traditional ways companies market, sell and support their product and services offerings. For some organizations, the Internet acts as a means to improve the effectiveness of existing distribution channels. For others, it is replacing those channels or enabling entirely new business models in a world where traditional barriers to entry are rapidly dissolving. Forrester Research, Inc. estimates, based upon its research, that the total value of U.S. business trade on the Internet will grow to approximately $1.3 trillion by 2003. However, there can be no assurance that these projections will be met.

      Driven by rapidly accelerating global competition, companies are seeking to improve their operations by improving collaboration and communication along the supply chain, increasing their responsiveness to customers, and offering a wider range of products and services which can be dynamically matched with customers' specific needs. In order to capitalize on this opportunity, companies are adopting more sophisticated approaches to electronic commerce and are increasing their investment in electronic commerce infrastructure. These approaches are characterized by enhanced interactivity, greater personalization and the ability to offer a broad array of complex configurable products and services, all at the time of purchase.

ELECTRONIC COMMERCE REQUIRES A NEW CLASS OF SOFTWARE

      Over the past two decades, many major corporations have invested large amounts of time and money automating their internal business processes through the implementation of enterprise resource planning and sales force automation software. These systems have enabled companies to centralize and better manage important company-wide data and business processes, and provide sales representatives with updated product information, contact management and data to trace sales leads. While these systems have become an important element of company-wide information technology processes and have brought many operational benefits, they were developed prior to the commercial use of the Internet, and were not designed for large scale, Internet-based, customer-driven interactions and commerce. Because these process automation systems were designed for a limited universe of internal users, they have not generally scaled to accommodate the significant number of users or transactions made possible by the Internet and have not provided the level of intuitive graphical user interface that is necessary for engaging customer interactions.

      As commercial use of the Internet began to develop, early electronic commerce vendors developed custom websites and transactions systems using general purpose Internet publishing tools, such as HTML editors and specialized database tools. These tools enabled companies to post static product catalogs and brochure content on the Internet, but generally allowed only limited real-time interactivity and did not provide proven reliability and scalability. Recently, packaged electronic commerce applications have emerged, focusing primarily on enabling transactions by providing security, credit card validation and the management of "shopping baskets". In addition, a variety of point solution software applications have been developed to provide functionality in discrete aspects of the selling process, such as personalization and content delivery. While these early packaged applications and point solutions have helped to automate online transactions, they generally have not provided well-integrated functionality or capabilities for the online purchasing of complex and configurable products and services, such as computers, network equipment or financial services.

      We believe that the rapid growth and evolution of electronic commerce requires a new class of software solutions designed specifically for electronic commerce interactions with customers, resellers and partners. This new class of software must leverage companies' large investments in company-wide business applications, and combine the proven reliability of traditional enterprise systems with the scalability and flexibility of Internet software. In addition, this software must be customer-driven, integrate a broad range of sophisticated functionality and enable the sale of complex products and services.

                              THE CALICO SOLUTION

      The Calico eSales Suite is designed to allow companies to interact directly with their customers over the Internet, intranets, extranets and corporate networks and can be accessed through desktop and mobile computers and retail kiosks. Using our software, companies can create a web-based guided selling experience that can be customized based upon the needs of the customer. Our software enables companies to provide tailored information to their customers, identify constraints in the buying process, propose alternatives to the items chosen and deliver quotes.

      Buyers use our software to research, evaluate, weigh trade-offs on price, performance and other attributes, configure in real-time and buy complex goods and services.

      Our solutions provide the following advantages:

      HIGHLY STRATEGIC. Our software is designed to help suppliers increase their revenue by capitalizing on new electronic commerce opportunities and reduce their costs by enhancing operating efficiency and order accuracy. For example, our tailored solutions enable suppliers to provide personalized products and services, to recommend additional or related complementary items to a buyer during the purchase process, resulting in improved sales effectiveness and order accuracy and reduced cost of returned items. This functionality also reduces the time to market of new products and services. As a result, we believe our software can provide a significant return on investment and generally is viewed by our customers as a means of achieving strategic and competitive advantage.

      CUSTOMER-DRIVEN. Unlike traditional enterprise applications, our software is designed specifically for interacting directly with customers, resellers and other partners. Our "user-guided behavior" technology enables users to define the purchasing process according to their own needs and to flexibly configure complex goods and services at the point of sale in real time. In addition, our agent technology delivers personalized information during the purchase process, enabling companies to proactively engage the customer, anticipate customer needs, provide real-time information and speed product delivery. By keeping the customer at the center of the buying experience, focus can be shifted from the transaction to the customer relationship, creating a key source of competitive differentiation for companies.

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

      INTEGRATED. By combining advanced configuration, information delivery, content management and personalization functionality, we offer a broad, integrated suite of electronic commerce software, providing significant benefits to customers who wish to launch or improve comprehensive electronic commerce functionality quickly. In addition, our software enables customers to develop highly intuitive, interactive, graphical and content-rich electronic commerce sites. We also provide professional consulting and implementation services, complemented by our relationships with third-party implementation partners, to provide a tailored solution for each company's needs.

      SCALABLE AND FLEXIBLE. Our product architecture is designed to be highly scalable, enabling enterprises to interact directly with large numbers of customers via the Internet and other platforms. The Calico eSales Suite employs highly flexible modeling and tools to facilitate connections between computer applications, designed to enable our software to be rapidly integrated with other computer applications maintained by a company. These other computer applications include enterprise resource planning, sales force automation and supply chain management software programs, and their underlying databases.

      DESIGNED TO BE ACCESSED ACROSS MULTIPLE MODES OF DISTRIBUTION. The Calico eSales Suite is designed to connect buyers and sellers, including distributors, resellers, telemarketers and direct sales forces, to end users. To reach these audiences, the Calico eSales Suite can be implemented across the Internet, intranets, extranets and corporate networks and accessed through desktop and mobile computers and retail kiosks. The Calico eSales Suite uses a single set of business rules, enhancing consistency of user experience and reducing maintenance.

                                    STRATEGY

      Our objective is to be the leading provider of electronic commerce software to customers worldwide. The key elements of our strategy include:

      INCREASE THE BREADTH AND DEPTH OF OUR ELECTRONIC COMMERCE SOLUTIONS. Our strategy is to provide software that enhances customer interaction by adding new features to our Calico eSales Suite and by adding new products that provide marketing and post-sales service functionality. We plan to accomplish this through internal product development, licensing and acquisitions of third-party technology and partnering. Our acquisition of FirstFloor provided agent technology which enables targeted, personalized information delivery, a key element in our Calico eSales solution. The introduction of personalized products which provide marketing functionality will enable our customers to tailor Internet sites to help build relationships with their most important customers. In addition, we intend to facilitate integration of our products with a broad range of enterprise and Internet software applications through the development of additional tools for integration of our software with other computer applications and additional application programming interfaces.

      ALIGN WITH ELECTRONIC COMMERCE LEADERS AND EXPAND IN OTHER TARGETED VERTICAL MARKETS. Our electronic commerce software is broadly applicable to a range of industries and markets. To date, our customers have been concentrated in two major industry groups -- computer hardware and network and telecommunications equipment. Our strategy has been to pursue relationships with leading participants in key industries who have adopted aggressive electronic business strategies. In addition, we plan to continue to expand in additional industries where electronic commerce software is highly strategic and promote significant competitive advantage, including manufacturing, retail, telecommunications services, and financial services.

      ENHANCE SALES AND IMPLEMENTATION SERVICES THROUGH INCREASED ALLIANCES. Our strategy is to increase our revenue base by complementing our direct sales force and professional services organization with strategic partnerships and alliances. These partnerships are intended to increase geographic sales coverage worldwide, address new industry market segments, and provide our customers with access to additional design, modeling and implementation resources. In addition, our goal is to form additional marketing and distribution alliances with electronic commerce software vendors and resellers to broaden distribution or provide complementary functionality to our applications. We also intend to provide company-wide integration of our software through alliances with systems integrators and vendors focused on providing software and integration services for connecting computer applications from multiple business software providers.

      EXTEND TECHNOLOGY LEADERSHIP. Our Calico eSales Suite is based on advanced expert systems technology which allows matching of user requirements with suppliers' product and service offerings. For example, the bill of materials created by our Calico eSales Quote product is described in extensible markup language, or XML, enabling dynamic and intelligent exchange among electronic commerce applications. Our strategy is to continue to develop leading technologies in order to deliver more advanced functionality in our software to our customers.

      IDENTIFY AND CAPITALIZE ON NEW ELECTRONIC COMMERCE-BASED BUSINESSES. Our strategy is to pursue relationships with and foster the development of emerging electronic commerce-based businesses at an early stage of their development. By entering into a variety of arrangements with these emerging leaders, we believe we can further capitalize on the growth of electronic commerce and remain at the forefront of electronic commerce trends and technology.

                             PRODUCTS AND SERVICES

      We have developed a suite of applications, integration tools and services for building electronic commerce solutions.

      In a typical interaction with the Calico eSales Suite, a user at a retail kiosk or other mode of interaction views pages on a vendor's web site that describe a complex product or service the user wishes to purchase. The web server supporting the web site connects to the various Calico eSales Suite modules through industry-standard protocols, such as JHTML, ASP and JSP. The Calico Enterprise Connectors or other published Java application programming interfaces then integrate the Calico eSales Suite modules with the vendor's order entry or other computer systems, enabling user interaction by providing data flow to the Calico eSales Suite modules and the web site.

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

                       [CALICO eSALES ARCHITECTURE CHART]

THE CALICO ESALES SUITE

      The Calico eSales Suite is an integrated family of interactive user-guided software products that provide our customers with the ability to create aspects of person-to-person selling in an on-line environment. Companies can use our suite of products to support multiple sales channels, including direct sales, in-store, resellers, value added resellers, telesales and sales over the Internet. Our products can be implemented individually or as part of the entire suite, depending on customer preference.

      Initial implementations by customers typically include the majority of the functionality provided by our product line. Additional user licenses and Calico eSales Engines, together with any additional functionality, may be added following the initial implementation.

      The Calico eSales Suite includes the following software modules:

      CALICO ESALES CONFIGURATOR. At the heart of the Calico eSales Suite is the Calico eSales Configurator, an expert system that matches customer requirements with product attributes, guiding customers to products and services that meet their needs. The Calico eSales Configurator employs our "user-guided behavior" technology to explore different combinations of solution elements. This technology enables users to evaluate trade-offs on price, performance or other attributes, while at the same time determining that the configured product or service meets business or legal constraints set by the vendor. The Calico eSales Configurator uses dynamic models of customer requirements and product attributes developed using the Calico eSales Workbench. Once the models have been created, they can be loaded into an application running standalone or in a

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

multi-user setting. A single model can be implemented and accessed across multiple sales channels, including direct sales, in-store, resellers, value added resellers, telesales, and sales over the Internet, streamlining maintenance and permitting significant flexibility.

      In this way, customers can select and purchase complex products and services without the individual attention of a sales person and speed the process of creating complete and correct complex product configurations.

      CALICO ESALES LOYALTY BUILDER. The Calico eSales Loyalty Builder is designed to address the challenge of building and maintaining customer loyalty on-line. Calico eSales Loyalty Builder personalizes the Internet-based guided selling experience from the customer's initial expression of interest through configuring and ordering products. This personalized guided selling experience enables companies to proactively engage customers to build stronger customer relationships with the objective of increasing revenue and reducing sales costs. The Calico eSales Loyalty Builder is an integral part of the Calico eSales Suite, and provides organizations with customer-driven electronic commerce software with profiling technology for personalized buying over the Internet. The Calico eSales Loyalty Builder's agent technology automatically monitors content and notifies users of changes. In addition, the Calico eSales Loyalty Builder's Java and XML-based architecture is designed to enable customers to adopt the technology within their existing web infrastructure.

      CALICO ESALES QUOTE. The Calico eSales Quote provides customized sales quotations to customers for selected products and stores quotes for later retrieval or immediate entry into an order management system. The Calico eSales Quote is designed to enable unification of product requirements, complex configurations and pricing and acts as the intermediary to automating order entry. The Calico eSales Quote is built using the Java programming language and XML-based architecture. This enables companies to integrate the quoting and pricing functions of the Calico eSales Suite with existing order entry, enterprise resource planning and external pricing tools and software programs. In addition, the core functionality of the Calico eSales Quote can be extended via the Java-based application programming interfaces provided with the Calico eSales Quote.

      CALICO ESALES INFOGUIDE. The Calico eSales InfoGuide, previously called Calico eSales Catalog, delivers targeted marketing information, such as brochures, product datasheets, product reviews and competitive comparisons, directly to customers during the on-line buying process. The Calico eSales InfoGuide is a Java-based programming tool that pairs content-sensitive selections and browser clicks with content from any source, even pre-existing content stored in multiple file formats. The Calico eSales Configurator, Calico eSales Quote and Calico eSales InfoGuide are integrated so that at any point within the buying process the customer can request additional information and have targeted information delivered.

      CALICO ESALES WORKBENCH. The Calico eSales Workbench is a flexible toolset for creating product, pricing and content models for use by the Calico eSales Configurator. This toolset is used to develop models that describe how each product can be configured and priced and establishes the relationship between the requirements and the products to be configured. The Calico eSales Workbench does not require significant computer programming or advanced technical expertise to develop or maintain models.

      CALICO ESALES ENGINE. The Calico eSales Engine runs the models created with the Calico eSales Workbench. The Calico eSales Engine is a constraint-based sales engine, that can be implemented on laptops, desktops and high-end servers, among others. Because the engine allows users to access the same model, regardless of whether they are using ActiveX-, Java- or HTML-based user interfaces, each modification and update of a model only needs to be made once. Calico eSales Engines are included with each Calico eSales Configurator. Additional Calico eSales Engines can be added to run the same model,

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

thereby accommodating increased traffic while continuing to provide rapid response time.

                             CUSTOMER CASE STUDIES

      The following case studies are representative of our customers and how they use the Calico eSales Suite.

DELL COMPUTER CORPORATION

      Dell has licensed Calico software for their enterprise configuration solution on a worldwide basis. Dell internal telesales staff in Europe and the U.S. are currently using the Calico eSales Configurator to create an accurate order for Dell's large server and storage product line.

      Calico's "user guiding behavior" technology helps the Dell salespeople correctly configure these large servers by combining the hardware and software components based on the varying customer requirements as to performance, redundancy, and other state-of-the-art features offered in the Dell server line. The result is an accurate order custom tailored to each individual customer situation.

NORTEL NETWORKS

      Communication networking leader Nortel Networks has implemented our Calico eSales Suite to enable its customers to buy Nortel Networks Carrier Solutions products interactively via the Internet.

      Using the Calico eSales Suite, Nortel Networks Carrier customers have access to up-to-date and customizable product and pricing information for optical and access product portfolios, enabling them to make informed purchasing decisions. The Calico eSales Suite guides Nortel customers through the purchasing process, reducing the time it takes to configure and place orders for optical and access networking products and enhancing order accuracy.

      Nortel believes our interactive, customer-focused guided selling approach will enhance sales and customer satisfaction. Nortel Networks is also working with us to deploy and integrate our eSales Suite as a part of its future electronic business initiatives.

INTERNATIONAL GAME TECHNOLOGY

      IGT designs, develops and manufactures slot, video and progressive gaming devices and software systems. To meet the increasing demand for its products and better serve its customers and prospects, IGT needed a sales force automation solution that would enable its direct sales force to pursue new sales opportunities and configure products at the point of sale. The solution required functionality to deliver information about IGT's extensive and complex product line, as well as state-by-state gaming requirements, from within a single computer system. The Calico eSales Configurator, together with a sales automation application provided by Clarify, Inc., created a seamless interface between IGT's mobile sales organization and networked users and its back-end enterprise resource planning system. This integrated software solution provided IGT's sales representatives with the ability to match those customer needs with the appropriate IGT product configuration.

EDU.COM

      edu.com is a national marketing and distribution channel that focuses exclusively on the purchasing needs of college students. edu.com brokers programs with vendors to deliver favorable pricing on significant purchases. Through edu.com, students receive "student-only" prices on a variety of branded products and services including computers, software, textbooks, and health & beauty care products, as well as banking, phone and travel services.

      edu.com utilizes navigators based on the Calico eSales Configurator to help students make educated purchasing decisions. The navigators prompt students with questions specific to the category of products they are shopping for, then offer a list of choices that meet their criteria. Students unfamiliar with the product they are buying can use the navigators to easily identify appropriate selections. Informed shoppers can use the navigators to locate products quickly and easily.
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

PROFESSIONAL SERVICES

      We offer a range of professional and support services including requirements analysis and definition, creation and evolution of sample customer implementations based on customer input, design, data analysis, process modification advice, implementation consultation, education, and post-implementation maintenance. Our staff of professionals and consultants who define the implementation specifications for installing our software work with customers to capture and model the business logic and policies that reflect marketing and selling practices. Our professional services consultants also help with the integration of our applications into other company-wide computer software systems. Our professional services team and our consulting partners use the Calico eSales Workbench to design, create and finalize graphical user interfaces which meet specific customer requirements, delivering a personalized buying experience. These professionals have backgrounds in user interface design, systems integration, technology strategy, and project management.

      We use our Opportunity Assessment Methodology in working with customers to define the opportunity set, priorities, business justification, project costs and roadmap to implementation relating to each project. This methodology includes a series of cross-functional interviews at many levels of our customer's project team. This series of interviews results in an analytical comparison, known as the Calico eSales Proficiency Matrix, which is used to determine how our customer's sales practices compare to other sales practices in their industry. This analysis enables the customer to build cross-functional action plans, including economic justification and a cohesive and knowledgeable project team. The methodology may recommend that a prototype be created to demonstrate the concept and set expectations for our engagement.

MAINTENANCE AND CUSTOMER SERVICE

      We offer a broad range of maintenance and customer service options to meet the varying needs of each customer. Customers covered by maintenance agreements can report application problems, make enhancement requests and obtain update releases. Our help desk is staffed with technical support engineers experienced in a variety of programming languages. For our customers, including those using in-house modeling resources, our remote consulting staff provides ongoing consulting, limited continuing education and customer-specific model support. Our implementation support is targeted at customers who have completed their modeling and require assistance in implementing a client/server or Internet server deployment. We also help troubleshoot problems with network bandwidth, network access and configurations as they pertain to our products.

                              SALES AND MARKETING

      We market and sell our products primarily through our direct sales force located at our headquarters in San Jose, and our regional sales and service offices in Atlanta, Boston, Chicago, England, Germany and Sweden. As of June 30, 1999, our total sales and marketing organization consisted of 67 employees. We intend to increase our domestic and international direct sales organizations, in part by increasing our direct sales force in Australia, the Benelux, Singapore and Japan during fiscal 2000. We are also complementing our direct sales force through additional distribution channels, including systems integrators and value added resellers, both domestically and internationally. For example, we have entered into an agreement with an entity to provide sales distribution and services in Japan.

      We have multi-disciplined sales teams that consist of sales, technical and support professionals. Our senior management also takes an active role in our sales efforts. We often develop a pilot or custom demonstration which we or our partners can then use to design a model for a full scale implementation. Our sales efforts are typically directed to senior executives at our customers' organizations, including the chief executive officer, the chief information officer and the vice presidents of sales and marketing.

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

      To support our direct sales efforts and to actively promote our Calico eSales brand, we conduct comprehensive marketing programs and market research, including public relations, print advertisements, online advertisements, trade shows, speaking engagements and ongoing customer communications.

                              STRATEGIC ALLIANCES

      We are pursuing marketing, implementation and resale alliances with electronic commerce software vendors, systems integrators, professional services organizations and application services providers. These alliances are intended to increase geographic sales coverage worldwide and address new vertical markets and market segments. In addition, these partnerships and alliances allow us to provide our customers with access to additional resources to design, install and customize our solutions. As of June 30, 1999, these alliances were in their early phase of development and we had not yet generated significant revenue from these alliances.

      As part of this strategy, we have formed marketing and distribution alliances with electronic commerce software vendors. For example, we have entered into joint marketing relationships with Silknet Software, a provider of Internet-based customer support solutions, and with Netcentives, a provider of Internet loyalty, direct marketing and promotion products and services designed to drive electronic commerce. We have also recently entered into a joint marketing agreement with Vignette to share sales and marketing leads, provide complementary training of each other's sales teams and develop joint marketing materials. Vignette is a provider of Internet relationship management software products and services. In addition, we have a cooperative marketing agreement with IBM. These relationships enable us to broaden distribution of our products and provide complementary functionality to our applications.

      Under these joint marketing arrangements, each party agrees to provide each other with reasonable marketing and sales assistance. Our marketing and distribution alliances are not exclusive and some of our partners provide similar services to other companies.

      We also intend to expand the professional services offered to our customers by enhancing existing relationships with systems integrators and professional services organizations. We have entered into a joint marketing agreement with Andersen Consulting to form a global alliance. Under this alliance, Andersen Consulting acquires rights to market integration services related to our software, and we have agreed to promote Andersen Consulting as the preferred integrator of our software. The parties anticipate that this alliance will allow the development of offerings by the two organizations to target specific industries, which may include banking, healthcare and insurance, among others.

      We hope to work together with Andersen Consulting to stimulate interest for our products and services under this marketing alliance. As part of this alliance, we have agreed to engage Andersen Consulting to provide a minimum of $1.0 million of consulting services over the next 18 months, including creation of prototypes, external presentations, development of training materials, product testing and other activities supporting our product releases.

      In addition, Andersen Consulting has agreed to purchase 307,200 shares of common stock at $13.02 per share in a private placement to close concurrently with this offering.

      We are also developing additional relationships with other professional services organizations, such as Cap Gemini, who specialize in offering consulting services for the installation and implementation of software products such as the Calico eSales Suite. In addition, we have entered into a joint marketing agreement with USWeb/CKS, an Internet professional services firm, where

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USWeb/CKS may provide its Internet integration expertise in our customer deployments.

      We also participate in the Oracle Partner Program, which assists us in marketing the Calico eSales suite of products to Oracle customers. Since our products are built to be database independent, they can be easily integrated with Oracle's products.

      We are a Microsoft Certified Solution Provider and a member of the Microsoft Developer Network, providing us with co-marketing and advertising opportunities.

                             SIGNIFICANT CUSTOMERS

      We have provided electronic commerce software primarily to customers concentrated in two major industry groups -- computer hardware and network and telecommunications equipment. We are continuing to expand in other markets, such as manufacturing, retail, telecommunication services and financial services. In fiscal 1999, Gateway and Dell each represented more than 10% of our total net revenue. In fiscal 1998, Micron Electronics accounted for more than 10% of our total net revenue. In fiscal 1997, Amdahl, Lanier and US Robotics (subsequently acquired by 3Com) each accounted for more than 10% of our total net revenue. A substantial portion of our revenue in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitment contracts.

      The following is a representative list of current customers from whom we have generated revenue of in excess of $100,000 in either the year ended March 31, 1999 or the quarter ended June 30, 1999:

Best Buy                Qwest
Cabletron               Siemens
Cisco                   Starhub
Dell                    Sunrise Medical
Gateway                 Telia
Merrill Lynch           Telxon
Motorola                US West
MTD Products            Zurn Industries
Nortel Networks

      These customers accounted for 87% of our total net revenue for fiscal 1999 and 82% of our total net revenue for the three months ended June 30, 1999.

                                   TECHNOLOGY

      Our software architecture provides the platform for our electronic commerce software. Our technology is designed to provide interactive, scalable, and easily maintained advanced electronic commerce applications. The user interface component of the Calico eSales Configurator is powered by Microsoft Active Server Pages and therefore operates only on Windows NT. The Calico eSales Loyalty Builder, Calico eSales Quote, Calico eSales InfoGuide and Calico eSales Engine each operate on Unix and Windows NT. We intend to develop user interface components to allow our customers to use either a Unix-based or Windows NT-based Web server. If we are unable to promptly or successfully develop the Unix version, the scalability of our Calico eSales Configurator may be adversely impacted for certain customer applications due to the scalability limitations of Windows NT.

      The elements of our technology consist of the following:

USER-GUIDED BEHAVIOR TECHNOLOGY

      We have developed proprietary "user-guided behavior" technology that is based upon expert systems that provide the ability to match user requirements with specific product and service offerings from companies, subject to a number of constraints. The user-guided behavior technology offers the following benefits:

- Our data maintenance system allows data to be entered in tabular form for concise expression of relationships between data, thereby reducing the system's maintenance requirements.

- Applications that are constructed from the models created with the Calico eSales Workbench require only constraints, product content information and user interface information. Since models can be loaded into an application

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    running standalone or in a multi-user setting, the same application can be targeted to run on laptops, desktops and the Internet.

- Constraints, together with our user-guided behavior technology, provide options to the end user and explain why particular configurations are not valid.

      The Calico eSales Engine is designed to handle complex configurations. Our technology allows for composite modeling, which permits the configuration to expand to accommodate numerous sites at the user's request. The Calico eSales Configurator supports multiprocessor servers as well as server clusters. This enables organizations to scale their deployments readily to accommodate traffic. Because session state information is stored in multiple locations, a user's configuration session can proceed uninterrupted even in the event of a server failure.

ACCESS TO ENTERPRISE DATA

      Our proprietary agent technology allows customers to quickly and easily access their company-wide business data and content, as well as external content from their intranet and the Internet as part of an electronic commerce software system, without re-creating the content or re-submitting each document to a new system. Automatic notification and delivery of documents and other important information is possible without needing to modify existing software applications or information sources.

ADHERENCE TO INDUSTRY STANDARDS

      The Calico eSales Loyalty Builder, Calico eSales Quote and Calico eSales InfoGuide have been designed based on XML, an emerging standard for data representation and computer-to-computer exchange of information supporting electronic commerce. Software systems that support XML provide customers with the ability to reduce application development time, easily integrate with prior generations of business software and hardware systems and build applications that span the business processes of a company, its suppliers, distributors and customers.

      In addition, Calico eSales Loyalty Builder, Calico eSales Quote and Calico eSales InfoGuide have all been designed using Java, a programming language that enables compatibility across multiple platforms and facilitates Internet-based performance. Java is emerging as a development language for electronic business and other Internet applications.

      Our architecture is designed to comply with widely accepted commercial software industry standards for building large-scale Internet applications. In addition to XML, we use other widely accepted standards in developing our products, including structured query language, Java database connectivity and open database connectivity for accessing relational database management systems, HTTP for Internet access and HTML for web information presentation. The Calico eSales Configurator can be operated in conjunction with enterprise applications provided by Oracle, Baan, SAP and JD Edwards. Integration with these and other applications is facilitated by our support of open standards.

                            RESEARCH AND DEVELOPMENT

      Our future success will depend in part upon our ability to enhance the Calico eSales Suite of products, develop new products and capitalize on our technological leadership to provide electronic commerce software to a global customer base. Our immediate focus is to extend the existing company-wide business application integration capabilities of our product suite to Oracle Order Entry and SAP Order Entry. In addition, we are seeking to broaden our current product line by improving performance, adaptation to standards, integration with company-wide business applications, and ease of modeling and applicability to commercial products and services.

      To foster development, definition, adoption and implementation of open standards that can be leveraged by the Calico eSales Suite, we work with several industry standards organizations such as the World

Wide Web Consortium, RosettaNet, Commercenet, the American Association of Artificial Intelligence, the Institute for Electrical and Electronic Engineering and the Association for Computing Machinery. For example, through these organizations we are actively promoting the use of XML technology for data representation and computer-to-computer exchange of information.

      Our research and development expenses were $2.2 million for fiscal 1997, $3.3 million for fiscal 1998, $5.7 million for fiscal 1999, $972,000 for the three months ended June 30, 1998 and $2.7 million for the three months ended June 30, 1999. We expect to continue to invest significantly in research and development in the future. We have experienced technical personnel in the areas of agent-based technology, artificial intelligence, expert systems, user interface design, enterprise and middleware software development.

                               PROPRIETARY RIGHTS

      Our success and ability to compete are substantially dependent on our internally developed technology and software applications. We have two U.S. patents, one of which is related to the monitoring and notification technology incorporated in the Calico eSales Loyalty Builder and the other of which is related to certain aspects of our user-guided product configuration technology. In addition, we have filed patent applications in three foreign jurisdictions. While we rely on patent, trademark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions, to protect our proprietary rights, patent, trademark, copyright and trade secret protection may not be available in every country in which we distribute our products.

      We also typically enter into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our customers, suppliers and strategic partners in order to limit access to and distribution and disclosure of our proprietary information. However, despite our efforts to protect our proprietary rights, unauthorized parties could copy or otherwise obtain and use our products or technology or develop products with the same functionality as our products. Policing unauthorized use is difficult, and the steps we have taken may not prevent misappropriation of our technology. In addition, the laws of some foreign countries provide less protection of proprietary rights than do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products if we increase our international presence.

      We utilize technology provided by BEA Systems, Inc. for our application servers, from Verity, Inc. for our search capability software, from Rainbow Software, Inc. to provide a licensing mechanism, from TideStone Technologies, Inc. for quote grid technology and from Rogue Wave Software, Inc. for development software. Should this third-party software no longer continue to be available at an acceptable cost, our products could be delayed until equivalent software could be developed or licensed and integrated into our products. However, we do not believe that our business could be considered to be substantially dependent on any one of these license agreements.

      Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may increasingly be subject to third-party infringement claims as the number of competitors supplying electronic commerce applications and solutions grows, and the functionality in other industry segments overlaps. Some of our competitors may have filed or intend to file patent applications covering aspects of their technology that they claim our technology infringes. Our competitors may make a claim of infringement against us with respect to our products and technology. These claims could result in litigation subjecting us to significant liability for damages, or in invalidation of our proprietary rights. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

                                  COMPETITION

      The market for software and services that enable electronic commerce for the interactive buying and selling of products is new, intensely competitive, highly fragmented and rapidly changing.

      We believe that our ability to compete depends on many factors, both within and beyond our control, including:

- the performance, functionality, scalability and flexibility of our software solutions;

- the timing and market acceptance of new products and product enhancements to the Calico eSales Suite of products;

-   the effectiveness of our sales and marketing efforts; and

-   the quality and performance of our professional services.

      Although we believe that we currently compete favorably as to each of these factors, we expect competition to persist and intensify. Our primary competition currently comes from companies developing solutions in-house and from a large number of emerging companies focused on electronic commerce. We also compete with vendors of enterprise class application software, including BroadVision, Siebel Systems, Oracle, SAP, Baan and Microsoft. Within our Calico eSales Configurator product line, our competitors include Trilogy, pcOrder.com, Selectica and FirePond.

      Many of our competitors and potential competitors have a number of significant advantages over us, including:

-   a longer operating history;

-   preferred vendor status with our customers;

-   more extensive name recognition and marketing power; and

- significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

      We also expect that competition will increase as a result of software industry consolidation. For example, a number of enterprise software companies have announced acquisitions of point solution providers to expand their product lines. Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Current and potential competitors may establish cooperative relationships among themselves or with third parties or adopt aggressive pricing policies to gain market share. In addition, new competitors could emerge and rapidly capture market share.

                               LEGAL PROCEEDINGS

      We are currently involved in litigation with a former employee arising out of the alleged sexual harassment and wrongful termination of the employee. We have responded to the lawsuit by filing an answer that denies all of the material allegations. The lawsuit was filed by Susan D. Quinn on June 11, 1997 in the Santa Clara County Superior Court for the State of California, naming us and one of our former employees as defendants. The case is currently in the early stages of pre-trial discovery. The lawsuit seeks unspecified monetary amounts for lost wages and benefits, emotional and physical distress and punitive damages.

      We believe that we have meritorious defenses against the alleged claims, and intend to defend ourselves vigorously. However, due to the nature of litigation and the fact that discovery is still in its early stages, we cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. We may also incur substantial legal fees in this matter. After consideration of the nature of the claims and facts relating to the litigation, we believe that the resolution of this matter will not harm our business. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not harm our business.

                                   EMPLOYEES

      As of June 30, 1999, we had 210 employees. Of that total, 65 were primarily engaged in product development, engineering or systems engineering, 67 were engaged in sales and marketing, 54 were engaged in professional services and 24 in operational, financial and administrative functions.

      None of our employees is represented by a labor union, and we have never experienced a work stoppage. Our relations with our employees are good.

                                   FACILITIES

      Our headquarters are located in approximately 58,000 square feet in San Jose, California, occupied under an office lease expiring in September 2004. We also lease office space in Pleasanton, California; Boston, Massachusetts; Atlanta, Georgia; Chicago, Illinois; Reading, England; and Stockholm, Sweden, under leases for terms expiring from August 1999 to January 2002. We have additional leased space in San Jose and Mountain View, California, some of which we have sublet to unrelated third parties.

                                   MANAGEMENT

                             OFFICERS AND DIRECTORS

     Our current executive officers, other officers and directors are:

                NAME                   AGE                     POSITION(S)
                ----                   ---                     -----------
Alan P. Naumann(1)...................  39     President, Chief Executive Officer and
                                              Director
David E. Barrett(1)..................  43     Executive Vice President and Chief Operating
                                              Officer
Matthew S. DiMaria(1)................  38     Vice President, Marketing
Arthur F. Knapp, Jr.(1)..............  50     Vice President and Chief Financial Officer
H. Tayloe Stansbury(1)...............  38     Vice President, Engineering
David J. Cardinal....................  40     Vice President and Chief Technical Officer
Lynn Butler Corsiglia................  41     Vice President, Human Resources
Paul S. Greenfield...................  47     Vice President and Managing Director, Eurasia
Steve P. Leahy.......................  40     Vice President, Americas
Alan W. MacMurray....................  42     Vice President, Professional Services
Joseph A. Moran......................  42     Vice President, Finance
Amanda A. North......................  43     Vice President, New Ventures
Barton P. O'Brien....................  43     Vice President, Strategic Sales
Michael M. Ouye......................  45     Vice President, Advanced Development
William G. Paseman...................  44     Vice President, Research and Development and
                                              Chairman of the Board
Beverly A. Powell-Goldman............  45     Vice President, Business Development
Joseph B. Costello...................  45     Director
Bernard J. Lacroute..................  55     Director
William D. Unger.....................  49     Director

-------------------------
(1) Executive Officer. The individuals identified above who are not executive officers or directors are deemed to be significant employees who make or are expected to make significant contributions to our business.

      ALAN P. NAUMANN has served as President, Chief Executive Officer and a director of Calico since September 1997. From November 1995 to September 1997, Mr. Naumann served as Vice President and General Manager at Cadence Design Systems, a software company. From 1988 to November 1995, Mr. Naumann held director and vice president positions in sales and field operations at Cadence. From 1982 to 1987, Mr. Naumann served in various sales and business development positions at Hewlett Packard. Mr. Naumann holds a B.S. degree in Computer Engineering from Iowa State University.

      DAVID E. BARRETT has served as our Executive Vice President and Chief Operating Officer since May 1999, and from February 1998 to May 1999, Mr. Barrett served as our Executive Vice President, Business Operations. From December 1996 until he joined Calico, Mr. Barrett served as Senior Vice President, Worldwide Sales and Customer Services at Pure Atria/Rational Software Corporation, an enterprise software development automation company. From March 1996 to December 1996, Mr. Barrett served as Vice President, Sales, Marketing and Services at Nets, Inc., an electronic commerce company. Mr. Barrett served as Vice President, Field Sales & Services for Lotus Development Corporation, which was subsequently acquired by IBM, from July 1994 to March 1996. From March 1992 to July 1994, Mr. Barrett served concurrently as General Manager, Government Sales and Marketing and Senior Director Strategic Sales and Operations at Lotus, and from June 1984 to March 1992, Mr. Barrett held various senior management positions in sales, marketing and services at Lotus. Mr. Barrett holds a B.S. degree in Marketing Management from the University of Rhode Island.

      MATTHEW S. DIMARIA has served as our Vice President, Marketing since September 1998. Mr. DiMaria joined Calico as Vice President of Product Marketing in March 1998. From March 1995 to February 1998, Mr. DiMaria served as Vice President of Americas, Marketing for Symantec Corporation, a software company. From July 1994 to February 1995, Mr. DiMaria served as a partner of Presence Corporation, a high technology consulting company which he co-founded. From June 1986 to June 1994, Mr. DiMaria held various sales and marketing positions at Ingres Corporation, a software provider. Mr. DiMaria holds a B.S. degree in Information Systems Management from the University of Maryland.

      ARTHUR F. KNAPP, JR. has served as our Vice President and Chief Financial Officer since June 1999. From 1991 to March 1999 Mr. Knapp served as Senior Vice President and Chief Financial Officer at Boole & Babbage, a systems management software company. From 1984 to 1991, Mr. Knapp served as Chief Financial Officer at Legent Corporation, a systems management software company. Mr. Knapp holds a B.S. degree in Finance from the Pennsylvania State University and is a Certified Public Accountant and a Certified Management Accountant.

      H. TAYLOE STANSBURY has served as our Vice President, Engineering since January 1999. From July 1996 to January 1999, Mr. Stansbury served as Vice President, Document Management Systems for Xerox Corporation. From December 1994 to June 1996, Mr. Stansbury served as Director, then Vice President, of Software Engineering for Xerox's XSoft division. Mr. Stansbury holds a B.S. degree in Applied Mathematics and Computer Science from Harvard University.

      DAVID J. CARDINAL has served as our Vice President and Chief Technical Officer since August 1998 when we acquired FirstFloor, which Mr. Cardinal co-founded in October 1992. From October 1992 to April 1996, Mr. Cardinal was Chairman, Chief Executive Officer and President of FirstFloor, and from April 1996 to August 1998, Mr. Cardinal was Chairman and Chief Technical Officer of FirstFloor. Prior to that time, Mr. Cardinal served as General Manager of Desktop Software at Sun Microsystems and held various positions at Amdahl Corporation and MICA, Inc., a supplier of training and consulting solutions. Mr. Cardinal holds a B.S. degree in Electrical Engineering from Princeton University.

      LYNN BUTLER CORSIGLIA has served as our Vice President, Human Resources since March 1998. From November 1995 until she joined Calico, Ms. Butler Corsiglia served as Director of Human Resources at Netscape Communications Corporation. Ms. Butler Corsiglia held human resource management positions at Sybase Incorporated from October 1992 to October 1995 and served in various human resource management positions at Ungermann-Bass from July 1986 to October 1992.

      PAUL S. GREENFIELD has served as our Vice President and Managing Director, Eurasia since June 1998. From May 1994 to June 1998, Mr. Greenfield was Vice President, European Operations at Avant! Corporation, a provider of software used to implement integrated circuits on silicon chips. From June 1993 to May 1994, Mr. Greenfield served as Vice President, Northern European Operations at Redwood Design Automation. Mr. Greenfield holds an H.N.C. degree from Hammersmith College of Commerce in London.

      STEVE P. LEAHY has served as our Vice President, Americas since August 1998. From August 1997 until he joined Calico, Mr. Leahy served as Vice President, Northeast at Informix Software, an enterprise database and data management company. From August 1994 to August 1997, Mr. Leahy was Director of Sales for Pure Software, which later merged to become Pure Atria/Rational Software Corporation, where he continued as Director of Sales for the Eastern US and Canada. During the five year period prior to that date, Mr. Leahy held various positions at Sun Microsystems in various sales capacities.

Mr. Leahy holds a B.A. degree in History from Bowdoin College.

      ALAN W. MACMURRAY has served as our Vice President, Professional Services since April 1997. From January 1995 until he joined Calico, Mr. MacMurray served as Vice President, Professional Services at TravelNet, Inc., an electronic commerce software company. From March 1988 to December 1994, Mr. MacMurray held four services and support positions at Aspect Telecommunications, a supplier of automated call distributors. From December 1984 to March 1988, he was employed by the Rolm Division of IBM where he held various sales and services roles including Branch Manager. He has a B.S. degree in Economics from Harvard College and an M.B.A. degree in Marketing and Finance from the University of Chicago.

      JOSEPH A. MORAN has served as our Vice President, Finance since June 1997, and as Chief Financial Officer from June 1997 to June 1999. From 1991 to 1997, Mr. Moran held various positions at Sybase, including Vice President, Finance, Enterprise Business Group from June 1996 to June 1997, and Director of Finance from January 1993 to June 1996. Mr. Moran holds a B.S. degree in Economics from the University of California at Berkeley and an M.B.A. degree in Finance and International Business from the University of Chicago. Mr. Moran has resigned his employment with Calico effective December 15, 1999.

      AMANDA A. NORTH has served as our Vice President, New Ventures since September 1998. From November 1997 to September 1998, Ms. North served as Calico's Vice President, Corporate Marketing. From October 1993 to November 1997, Ms. North held various positions at Studio Archetype, a developer of complex and high visibility web sites. Ms. North was President of Studio Archetype from October 1996 to October 1997. Ms. North holds B.A. degrees in Economics and Politics from Princeton University and an M.B.A. degree from Stanford University.

      BARTON P. O'BRIEN has served as our Vice President, Strategic Sales, since he co-founded Calico in January 1994. Prior to joining Calico, Mr. O'Brien held sales positions at RSA Data Security, a developer of encryption and authentication technology. Mr. O'Brien holds a B.S. degree in Business Administration from the University of Florida and an M.S. degree in Industrial Administration from Carnegie-Mellon Graduate School of Industrial
Administration.

      MICHAEL M. OUYE has served as our Vice President, Advanced Development, since August 1996 when Calico acquired FirstFloor, where he had been Vice President, Engineering since April 1994. From February 1987 to April 1994, Mr. Ouye was involved in the formation of GO Corporation and EO, Inc., developing the concepts and software around pen-based computing as Director of Engineering and Vice President, Engineering, respectively. Mr. Ouye has a B.S. degree in Computer Science from California State University in Sacramento and an M.S. degree in Computer Science from the University of Santa Clara.

      WILLIAM G. PASEMAN, the Chairman of the board of directors of Calico and a director since he founded Calico, served as Calico's President until January 1996, and has since served as Calico's Vice President, Research and Development. From 1990 to 1994, Mr. Paseman was a consultant at Paseman & Associates, a consulting firm that he co-founded. From 1986 to 1990, Mr. Paseman co-founded Atherton Technology, Inc., a software company, where he served as Vice President of Technology. Mr. Paseman holds a B.S. degree in Chemical Engineering, a B.S. degree in Electrical Engineering, and an M.S. degree in Chemical Engineering from Rice University. He also holds an M.S. degree in Computer Science from Massachusetts Institute of Technology.

      BEVERLY A. POWELL-GOLDMAN has served as our Vice President, Business Development since December 1998. From October 1997 to December 1998, Ms. Powell-Goldman served as Executive Vice President, Worldwide Sales and Business Development at Extricity Software, a provider of business-to-business integration software. From June 1996 to October 1997, Ms. Powell-Goldman served as Vice President, Strategic Alliances at Siebel Systems, a supplier of enterprise relationship management software. From September 1991 to October 1995, Ms. Powell-Goldman served as General Manager and Senior Vice President at Hyperion Software/Pillar Corp. Ms. Powell-Goldman holds a B.S. degree in Business Administration and Economics from San Jose State University.

      JOSEPH B. COSTELLO has been a director of Calico since August 1999. Since February 1998, Mr. Costello has served as Managing Director and Chairman of the Board of Think3 (formerly named Cad.Lab, Inc.), a computer-aided design company. From 1988 to October 1997, Mr. Costello served as President and Chief Executive Officer of Cadence Design Systems. Before the formation of Cadence, Mr. Costello served as President and Chief Operation Officer of SDA Systems, an electronic design automation company and predecessor company to Cadence. Mr. Costello also serves as Chairman of the Board of Zamba (formerly Racotek, Inc.), a systems integration company; and a member of the board of Clarify, a systems integration company. Mr. Costello holds a B.S. degree in Mathematics and Physics from Harvey Mudd College, an M.S. degree in Physics from Yale University, and an M.S. degree in Physics from the University of California, Berkeley.

      BERNARD J. LACROUTE has been a director of Calico since June 1995. Mr. Lacroute has been a partner with Kleiner Perkins Caufield & Byers since 1989. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Lacroute held a number of senior executive positions in high technology firms including Digital Equipment Corporation and Sun Microsystems. Mr. Lacroute is a director of Brio Technology, Inc., a software provider, and a director of several privately held companies. Mr. Lacroute holds graduate degrees in Physics from the University of Grenoble and in Engineering from the Ecole Nationale Superiere d'Ingenieurs, as well as an M.S. degree in Electrical Engineering from the University of Michigan.

      WILLIAM D. UNGER has been a director of Calico since June 1995. Mr. Unger joined Mayfield Fund, a venture capital firm, in 1983, and has been a general partner of several venture capital firms affiliated with Mayfield Fund since 1987. Before joining Mayfield, Mr. Unger founded the executive recruitment firm Positek. Mr. Unger is a director of several privately held companies. Mr. Unger holds a B.A. degree in Elementary Education from the University of Illinois.

                               BOARD OF DIRECTORS

      Upon completion of the offering, the terms of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Mr. Naumann and Mr. Paseman, the Class II directors are Mr. Lacroute and Mr. Unger, and the Class III director is Mr. Costello. At each annual meeting of stockholders after the initial classification, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in our control. Our board of directors consists of five members. Our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors.

      We have agreed to appoint a representative of Andersen Consulting to our board of directors upon the closing of the sale of common stock to Andersen Consulting in the private placement concurrently with this offering. This representative would be a Class III director.

      Executive officers are elected by the board of directors annually. There are no family relationships among any of our directors, officers or key executives.

                                BOARD COMMITTEES

      The board of directors has established an audit committee and a compensation committee.

      The audit committee reviews and monitors our corporate financial reporting and our external audits, including, among other things, our control functions, the results and scope of the annual audit and other services provided by our independent accountants and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with management and our independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with our independent accountants. The current members of the audit committee are Messrs. Lacroute and Unger.

      The compensation committee reviews and makes recommendations to the board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, including among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements. The current members of the compensation committee are Messrs. Lacroute and Unger. Prior to the creation of our compensation committee in February 1999, all compensation decisions were made by our full board. Neither Mr. Naumann nor Mr. Paseman participated in discussions by our board of directors with respect to his compensation.

                             DIRECTOR COMPENSATION

      Our directors do not currently receive any compensation for their service as directors, other than reimbursement of all reasonable out-of-pocket expenses for attendance at meetings of the board of directors. Members of the board of directors are eligible to receive discretionary option grants and stock issuances under our 1997 Stock Option Plan and employee-directors will be able to participate in our 1999 Employee Stock Purchase Plan.

                       COMPENSATION COMMITTEE INTERLOCKS
                          AND INSIDER PARTICIPATION IN
                             COMPENSATION DECISIONS

      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. During fiscal 1999, all compensation decisions were made by our full board. In August, 1999, we issued 198,752 shares of our Series D preferred stock to entities affiliated with Mr. Unger in connection with our acquisition of FirstFloor, and in September 1999 we issued 329,090 shares of our Series E preferred stock to entities affiliated with Mr. Lacroute and 548,488 shares of our Series E preferred stock to entities affiliated with Mr. Unger in connection with our Series E preferred stock financing.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table sets forth the compensation paid to our chief executive officer and each of our other executive officers whose total salary and bonus exceeded $100,000 for the fiscal year ended March 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                  ------------
                                                            ANNUAL COMPENSATION    SECURITIES
                                                            -------------------    UNDERLYING
              NAME AND PRINCIPAL POSITION(S)                 SALARY     BONUS       OPTIONS
              ------------------------------                --------   --------   ------------
Alan P. Naumann...........................................  $175,000   $ 37,148     300,000
  President and Chief Executive Officer
David E. Barrett..........................................   175,000    179,018          --
  Executive Vice President and Chief Operating Officer
Matthew S. DiMaria........................................   155,000     19,380          --
  Vice President, Marketing

OPTION GRANTS IN FISCAL YEAR ENDED
MARCH 31, 1999

      The following table sets forth information for stock options granted during the fiscal year ended March 31, 1999 to our chief executive officer and each of our other executive officers who earned in excess of $100,000.

      All of these options were granted under our 1997 Stock Option Plan. Options granted under the 1997 Option Plan generally vest over a four-year period with 25% of the shares vesting at the first anniversary of the grant date and the remaining shares vesting in equal monthly installments over the next 36 months.

      The percentages in the column entitled "Percent of Total Options Granted to Employees in Fiscal 1999" was based on an aggregate of 3,687,955 common stock options granted during fiscal 1999. The exercise price of each option is equal to the fair market value of our common stock as determined by the board of directors on the date of grant, taking into account the purchase price paid by investors for shares of our preferred stock, the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of directors of our revenues, operating history and prospects.

      The potential realizable value is calculated based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock appreciation of 5% and 10% as required by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon the initial public offering price of $14.00, appreciates at the indicated rate for the entire term of the options and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

               OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 1999

                                                                                       POTENTIAL REALIZABLE
                                    PERCENT OF TOTAL                                     VALUE AT ASSUMED
                       NUMBER OF        OPTIONS                                       ANNUAL RATES OF STOCK
                       SECURITIES       GRANTED                                         PRICE APPRECIATION
                       UNDERLYING     TO EMPLOYEES                                       FOR OPTION TERM
                        OPTIONS          DURING        EXERCISE PRICE   EXPIRATION   ------------------------
        NAME            GRANTED       FISCAL 1999        PER SHARE         DATE          5%           10%
        ----           ----------   ----------------   --------------   ----------   ----------   -----------
Alan P. Naumann......   300,000           8.1%             $1.73         4/29/08     $5,995,961   $ 9,547,566
David E. Barrett.....        --            --                 --              --             --            --
Matthew S. DiMaria...        --            --                 --              --             --            --

AGGREGATE OPTION EXERCISES AND OPTION VALUES

      The following table presents for our chief executive officer and each of our other highest-paid executive officers the number of options exercised during the fiscal year ended March 31, 1999 and the number and value of securities underlying unexercised options that are held by our chief executive officer and other highest-paid executive officers as of March 31, 1999. Each of the options listed in the table is immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of March 31, 1999. The numbers in the column "Value of Unexercised In-the-Money Options at March 31, 1999" are based on the initial public offering price of $14.00 per share, less the exercise price payable for the shares.

OPTION EXERCISES IN FISCAL YEAR ENDED MARCH 31, 1999 AND FISCAL YEAR-END OPTION
                                     VALUES

                                                    NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED            IN-THE-MONEY
                          SHARES                  OPTIONS AT MARCH 31, 1999   OPTIONS AT MARCH 31, 1999
                        ACQUIRED ON     VALUE     -------------------------   --------------------------
         NAME            EXERCISE      REALIZED    VESTED         UNVESTED      VESTED         UNVESTED
         ----           -----------    --------   --------       ----------   ----------      ----------
Alan P. Naumann.......    300,000      $180,000        --           --         $     --         $    --
David E. Barrett......    412,500        68,950        --           --               --              --
Matthew S. DiMaria....         --            --        --           --               --              --

            EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

      All options granted to Mr. Naumann may accelerate in full upon a change in our control. Acceleration will occur if (i) the acquiring corporation does not assume the options or replace them with substantially equivalent options or (ii) within 36 months following the change in control, Mr. Naumann is terminated without cause or resigns for good reason.

      The options granted to Mr. Barrett may also accelerate upon a change in our control. Mr. Barrett's options will accelerate from 70% to full acceleration, depending on the date of the change in our control. Acceleration will occur if (i) the acquiring corporation does not assume the options or replace them with substantially equivalent options or (ii) within 12 months following the change in our control, Mr. Barrett is terminated without cause or resigns for good reason.

                                 BENEFIT PLANS

1995 STOCK OPTION PLAN

      Our 1995 stock option plan provides for the grant of incentive stock options to employees, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, non-employee directors and consultants. The terms of the 1995 stock option plan are substantially identical to the terms of our 1997 stock option plan. The board of directors has determined that no further options will be granted under the 1995 stock option plan, although options granted under the 1995 stock option plan will remain outstanding in accordance with their terms.

1997 STOCK OPTION PLAN

      Our 1997 stock option plan was adopted by the board of directors in June 1997 and by the stockholders in July 1997. The 1997 stock option plan provides for the grant of incentive stock options to employees, within the meaning of
Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, non-employee directors and consultants. However, no incentive stock options may be granted under the 1997 stock option plan after June 2007.

      The maximum number of shares issuable under the plan is 14,715,000 shares. The share reserve will automatically be increased on the first day of each fiscal year beginning on or after April 1, 2001 by an amount equal to 5% of the number of shares of our common stock which were issued and outstanding on the last day of the preceding fiscal year. Notwithstanding the foregoing, the maximum number of shares issuable at any time under the plan will be reduced by the number of outstanding shares that were issued under the 1995 stock option plan, plus the number of shares subject to outstanding options which were granted under the 1995 stock option plan, which together was 3,867,926 shares as of June 30, 1999. As of June 30, 1999, 7,343,624 shares had been issued upon the exercise of options under our 1995 and 1997 stock option plans, options to purchase a total of 5,278,237 shares at a weighted average exercise price of $6.41 per share were outstanding under these plans, and 2,848,107 shares were available for future grants under the 1997 stock option plan.

      The 1997 stock option plan is administered by the board of directors, or a committee of the board. Subject to the provisions of the plan, the board of directors or its committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

-   the number of shares of common stock covered by the option;

-   when the option becomes exercisable;

- the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant or 110% of fair market value for incentive stock options granted to 10% stockholders, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant; and

- the duration of the option, which may not exceed ten years, or five years for incentive stock options granted to a 10% stockholder.

      Generally, options granted under the 1997 stock option plan vest over four years, and are non-transferable other than by will or the laws of descent and distribution. In the event of a change in our control, if the acquiring or successor corporation does not assume or substitute for options outstanding under the plan, the options shall terminate. Options granted to four of our executive officers provide for acceleration upon a change in our control.

FIRSTFLOOR OPTIONS

      In connection with the acquisition of FirstFloor, we assumed the options granted under the FirstFloor 1993 stock option plan and converted the options into options to purchase 47,203 shares of our Series D preferred stock. At June 30, 1999, options to purchase 31,463 shares of Series D preferred stock were outstanding at a weighted average exercise price of $2.68 per share. We do not intend to grant further options to purchase our Series D preferred stock.

401(k) PLAN

      In 1995, we adopted a tax-qualified employee savings and retirement plan which covers our eligible full-time U.S. employees. Under the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 15% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The plan permits, but does not require us to make matching contributions to the 401(k) plan. To date we have not made any matching contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, so that contributions by us or our employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the

401(k) plan. Salary deferred contributions are held in trust. Each participant may direct the investment of his or her account among the investment options offered by the 401(k) plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

      In July 1999, the board of directors adopted the 1999 employee stock purchase plan, subject to stockholder approval. We have reserved a total of 750,000 shares of common stock for issuance under the employee stock purchase plan, none of which has yet been issued. The employee stock purchase plan will become effective as of the effective date of this offering and will be administered by the board of directors or by a committee appointed by the board of directors. Employees are eligible to participate if they are customarily employed by us for at least 20 hours per week and more than five months in any fiscal year.

      The employee stock purchase plan permits an eligible employee to purchase our common stock at a discount through accumulated payroll deductions of up to 15% of his or her compensation. Participants generally may not purchase more than 750 shares on any purchase date or stock having a value measured at the beginning of the offering period, greater than $25,000 in any calendar year. The employee stock purchase plan also provides that all participants, in aggregate, may not purchase more than 150,000 shares on any purchase date.

      Unless the board of directors or a committee of the board of directors determines otherwise, the first offering period starts on the effective date of this offering and will run for approximately 24 months and will be divided into four consecutive purchase periods of approximately six months. The first offering period and the first purchase period commence on the date of this prospectus. Subsequent offering periods will generally have a duration of 12 months and will be divided into two consecutive purchase periods of approximately six months. Offering periods and purchase periods after the initial offering will commence on May 1 and November 1 of each year. The board of directors may change the dates or duration of one or more offerings, but no offering period may exceed 27 months. Participants will purchase shares on the last day of each purchase period.

      The price at which shares are purchased under the employee stock purchase plan is equal to 85% of the lower of the fair market value of a share of common stock on the first day of the offering period, or the last day of the purchase period. In the event of a change in our control, our board of directors may accelerate the purchase date of the then current purchase period to a date prior to the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the employee stock purchase plan. Participants may end their participation in the employee stock purchase plan at any time, and participation automatically ends on termination of employment. The board of directors may amend or terminate the employee stock purchase plan at any time as long as such amendment or termination does not impair outstanding purchase rights.

             LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except liability for:

-   any breach of the director's duty of loyalty to us or our stockholders;

- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- unlawful stock repurchases, redemptions or other distributions or unlawful payments of dividends; or

- any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and bylaws also allow us to indemnify our officers, directors and other agents to the fullest extent permitted by Delaware law. We intend to enter into separate indemnity agreements with each of our officers and directors which gives these officers and directors additional indemnification. The indemnity agreements may require us, among other things, to:

- indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers;

- advance expenses as incurred to our officers and directors in connection with any legal proceeding as to which they could be indemnified, subject to limited exceptions; or

-   obtain directors' and officers' liability insurance.

      We also intend to purchase an insurance policy covering our directors and officers for claims they may otherwise be required to pay or for which we may be required to indemnify them.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification is sought. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

                 TRANSACTIONS WITH RELATED PARTIES AND INSIDERS

      We have raised capital primarily through the sale of our stock. On May 26, 1995 and May 31, 1995, we sold 6,000,000 shares of Series A preferred stock at a price of $0.67 per share. On June 7, 1996, we sold an aggregate of 3,600,000 shares of Series B preferred stock at a price of $1.60 per share. On July 23, 1997, we sold an aggregate of 2,083,331 shares of Series C preferred stock at a price of $2.40 per share. On August 21, 1998 we exchanged 1,248,423 shares of Series D preferred stock for all of the issued and outstanding shares of capital stock of FirstFloor in connection with our acquisition of FirstFloor. From September 4, 1998 through September 23, 1998, Calico sold an aggregate of 2,687,580 shares of Series E preferred stock at a price of $4.558 per share.

      The following holders of more than 5% of our voting securities purchased shares of Series A, Series B, Series C and Series E preferred stock or were shareholders of FirstFloor and received shares of Series D preferred stock in exchange for their shares of capital stock of FirstFloor:

                                          SHARES OF   SHARES OF   SHARES OF   SHARES OF   SHARES OF
                                          SERIES A    SERIES B    SERIES C    SERIES D    SERIES E
                                          PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED
               PURCHASER                    STOCK       STOCK       STOCK       STOCK       STOCK
               ---------                  ---------   ---------   ---------   ---------   ---------
Entities Affiliated with Kleiner Perkins
  Caufield & Byers......................  3,000,000   1,500,000     520,832         --     329,090
Entities Affiliated with Mayfield
  Fund..................................  3,000,000   1,500,000     520,832    198,752     513,390
Entities Affiliated with Integral
  Capital Partners......................         --     600,000   1,041,667         --     175,515

      The preferred stock purchased by these affiliates was purchased on the same terms and conditions as the preferred stock purchased by other investors.

      Entities affiliated with Kleiner Perkins Caufield & Byers are together considered a 5% stockholder of ours. Bernard J. Lacroute, a director of Calico, is a general partner of Kleiner Perkins Caufield & Byers. Entities affiliated with Mayfield Fund are together considered a 5% stockholder of ours. William D. Unger, a director of Calico, is a general partner of Mayfield Fund. Entities affiliated with Integral Capital Partners are together considered a 5% stockholder of ours.

      In connection with our offering of the Series A and Series B preferred stock, 1,650,000 shares and 600,000 shares of common stock held by William G. Paseman, one of our founders, were exchanged for 1,650,000 shares of Series A and 600,000 shares of Series B preferred stock which were then sold by Mr. Paseman independently of the shares sold by us.

      At the time of our acquisition of FirstFloor, Mayfield Fund held approximately 22.5% of our outstanding capital stock, and approximately 17.6% of the outstanding capital stock of FirstFloor. At the time of the acquisition, the Series D preferred stock issued to Mayfield Fund in exchange for shares of FirstFloor's capital stock was valued at $4.558 per share, or approximately $905,900.

      In connection with our acquisition of FirstFloor, David J. Cardinal, our Chief Technology Officer and a co-founder of FirstFloor, exchanged his existing shares of FirstFloor capital stock for 91,654 shares of Calico Series D preferred stock.

      Our preferred stockholders, our 5% stock holders and our director William
G. Paseman, are entitled to registration rights in respect of their common stock issued or issuable upon conversion of preferred stock held by them. See "Description of Capital Stock -- Registration Rights" on page 66 for further discussion of these registration rights.

      On July 18, 1997, we loaned $240,000 to Alan P. Naumann, our Chief Executive Officer, in connection with his purchase of 1,200,000 shares of our common stock for $0.20 per share upon exercise of stock options. The notes accrue interest at the rate of 6.65% per year and are due on July 18, 2001. On June 30, 1998, we loaned $520,000 to Mr. Naumann, in connection with the purchase of 300,000 shares of our common stock for $1.73 per share upon exercise of stock options. The notes accrue interest at 5.77% per year and are due on June 30, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

      On April 28, 1998, we loaned $343,750 to David E. Barrett, our Executive Vice President and Chief Operating Officer, in connection with his purchase of 412,500 shares of our common stock for $0.83 per share upon exercise of stock options. The notes accrue interest at the rate of 5.59% per year and are due on April 28, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

      On February 26, 1998, we loaned $141,750 to Matthew DiMaria, our Vice President, Marketing, in connection with his purchase of 202,500 shares of our common stock for $0.70 per share upon exercise of stock options. The notes accrue interest at the rate of 5.69% per year and are due on February 26, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

      All loan amounts outstanding as of June 30, 1999 are reflected as a reduction of equity in the consolidated balance sheet.

      On August 24, 1999, we granted options to purchase 150,000 shares of common stock to Joseph Costello, one of our directors, at an exercise price of $12.00 per share.

      On September 3, 1999, we entered into an agreement with Dell U.S.A. L.P. to sell to Dell 1,536,000 shares of common stock at $13.02 per share in a private placement to close concurrently with this public offering.

      On September 29, 1999, we entered into an agreement with Andersen Consulting to sell to Andersen Consulting 307,200 shares of common stock at $13.02 per share, in a private placement to close concurrently with this public offering.

      Although these shares are not being underwritten, Dell and Andersen Consulting will be granted registration rights to include their shares in any future registered offerings filed by us.

      We intend to enter into indemnity agreements with each of our directors and officers. These indemnity agreements will require us to indemnify these officers and directors against liabilities that may arise by reason of their status or service as officers or directors, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified.

      We believe that all transactions with our officers, directors, principal stockholders and other affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of our common stock as of June 30, 1999, by:

- each person who is known by us to beneficially own more than 5% of our common stock;

- our chief executive officer, each of the executive officers named in the summary compensation table and each of our directors; and

-   all of our executive officers and directors as a group.

      Unless otherwise indicated, the address of each of the named individuals is c/o Calico Commerce, Inc., 333 West San Carlos Street, Suite 300, San Jose, California 95110. Unless otherwise indicated below, and subject to the rights of any spouse under applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

      Percentage of ownership on the table is based on 27,120,127 shares outstanding as of June 30, 1999 and 32,963,327 shares outstanding immediately following the completion of this offering, assuming the underwriters' over-allotment option is not exercised, the conversion of all shares of preferred stock into common stock, and the sale of an aggregate of 1,843,200 shares of common stock to Dell and Andersen Consulting. Of the total shares outstanding, 2,302,561 shares are subject to our right of repurchase. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. All shares of common stock subject to options currently exercisable or exercisable within 60 days after June 30, 1999 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Entries denoted by an asterisk represent an amount less than 1%.

                                                                      PERCENTAGE OF SHARES
                                                                           OUTSTANDING
                                           NUMBER OF SHARES     ---------------------------------
                                          BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
                                          ------------------    ---------------    --------------
Mayfield Fund(1)........................       5,732,974             21.1%              17.4%
  2800 Sand Hill Road,
  Menlo Park, California 94025
Kleiner Perkins Caufield & Byers(2).....       5,349,922             19.7               16.2
  2750 Sand Hill Road,
  Menlo Park, California 94025
Integral Capital Partners(3)............       1,817,182              6.7                5.5
  2750 Sand Hill Road,
  Menlo Park, California 94025
Alan P. Naumann(4)......................       1,500,000              5.5                4.6
David E. Barrett(5).....................         412,500              1.5                1.3
Matthew S. DiMaria(6)...................         202,500                *                  *
William G. Paseman......................       3,750,000             13.8               11.4
Bernard J. Lacroute(2)..................       5,349,922             19.7               16.2
  2750 Sand Hill Road,
  Menlo Park, California 94025
William D. Unger(7).....................       5,583,782             20.6               16.9
  2800 Sand Hill Road,
  Menlo Park, California 94025
Joseph B. Costello......................              --               --                 --
  2880 Lakeside Drive - Suite 250
  Santa Clara, California 95054
All executive officers and directors as
  a group (9 persons)(8)................      17,211,204             63.5               51.6

---------------
 (1) The shares listed represent 4,996,192 shares held by Mayfield VII; 262,825 shares held by Mayfield Associates Fund II; 289,667 shares held by Mayfield Software Partners; and 184,290 shares held by e-trust, a revocable trust. Voting and dispositive power over these shares is exercised by committee. Mr. Unger, one of our directors, is a general partner of Mayfield Associates Fund II and Mayfield VII Management Partners, a California Limited Partnership, which is the general partner of Mayfield VII. Mayfield VII is one of the general partners of Mayfield Software Partners. Mr. Unger disclaims beneficial ownership of all other shares except for his pecuniary interest.

 (2) Mr. Lacroute is a partner of Kleiner Perkins Caufield & Byers. The shares listed represent 4,047,724 shares held by Kleiner Perkins Caufield & Byers VII, 1,174,961 shares held by KPCB Java Fund, and 127,237 shares held by KPCB Information Sciences Zaibatsu Fund II. Voting and dispositive power over these shares is exercised by committee. Mr. Lacroute disclaims beneficial ownership of all shares except for his pecuniary interest.

 (3) The shares listed represent 1,462,620 shares held by Integral Capital Partners III, L.P., and 354,562 shares held by Integral Capital Partners International III, L.P. The general partner of Integral Capital Partners III, L.P. and Integral Capital Partners International III, L.P., is Integral Capital Management III, L.P. A majority of the general partners of Integral Capital Management III, L.P. is required to exercise voting and dispositive control of these shares.

 (4) Includes 837,500 shares subject to repurchase by Calico in the event Mr. Naumann ceases to be an employee of Calico prior to full vesting of the shares. The right of repurchase lapses at the rate of 31,250 shares per month until July 18, 2001, after which date the right to repurchase lapses at the rate of 6,249 shares per month.

 (5) Includes 275,000 shares subject to repurchase by Calico in the event Mr. Barrett ceases to be an employee of Calico prior to full vesting of the shares. The right of repurchase lapses at the rate of 8,594 shares per month.

 (6) Includes 135,000 shares subject to repurchase by Calico in the event Mr. DiMaria ceases to be an employee of Calico prior to full vesting of the shares. The right of repurchase lapses at the rate of 4,220 shares per month.

 (7) The shares listed represent 4,996,191 shares held by Mayfield VII; 262,824 shares held by Mayfield Associates Fund II; 289,667 shares held by Mayfield Software Partners; and 35,098 shares held by the Unger-Luchsinger Family Trust U/D/T 12/1999, a revocable trust for the benefit of the Unger-Luchsinger Family. Except for those shares held by the Unger-Luchsinger Family Trust U/D/T 12/1999, Mr. Unger disclaims beneficial ownership of all other shares except for his pecuniary interest.

 (8) Includes 1,247,500 shares subject to repurchase by Calico upon cessation of employment prior to full vesting of the shares, and options to purchase 412,500 shares that are immediately exercisable.

                          DESCRIPTION OF CAPITAL STOCK

      As of June 30, 1999, there were 27,120,127 shares outstanding held by 239 shareholders of record. Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock gives effect to the amendments to the certificate of incorporation to be filed upon completion of this offering. Our certificate of incorporation and bylaws, to be effective after the closing of this offering, provide further information about our capital stock.

                                  COMMON STOCK

      Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of our common stock are entitled to the following rights:

- to receive dividends at such times and in such amounts as the board of directors may determine out of funds legally available for dividends;

- one vote for each share held on all matters submitted to a vote of stockholders; and

- upon our liquidation, dissolution or winding up, share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock.

      Because our certificate of incorporation does not authorize cumulative voting for the election of directors, the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

                                PREFERRED STOCK

      Upon completion of this offering, all outstanding shares of preferred stock will be converted on a one-to-one basis into shares of common stock. However, following this conversion, under our certificate of incorporation, the board of directors will have the authority, without further action or authorization by the stockholders, to designate and issue up to 15,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series of preferred stock and any qualifications, limitations or restrictions on these shares.

      The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Furthermore, the preferred stock may have other rights, including economic rights, senior to the common stock. We have no current plans to issue any shares of preferred stock.

                                    WARRANTS

      As of September 30, 1999, we had issued warrants to purchase a total of 138,872 shares of common stock on an as-converted basis. Warrants to purchase 42,000 shares of common stock at $0.67 per share will expire in November 2002. Warrants to purchase 34,999 shares of common stock at $1.60 per share will expire in November 2004 and warrants to purchase 56,250 shares of common stock at $1.60 per share will expire in June 2007. On September 25, 1999, we issued warrants to purchase 5,263 shares of common stock at $9.50 per share in connection with a proposed bank financing.
The warrants expire on September 25, 2002.

                              REGISTRATION RIGHTS

      Following this offering, under the terms of an amended investor rights agreement, the holders of approximately 20,599,535 shares of our common stock, including shares issuable upon conversion of preferred stock and warrants and options to purchase preferred stock, will have rights to require us to register those shares under the Securities Act. Subject to limitations in this investor rights agreement, the holders of at least 30% of these shares may require, on two occasions, that we use our best efforts to register these shares for public resale. If we register any common stock for our own account, other than a registration relating solely to employee benefit plans, a registration relating solely to transactions under Rule 145 of the Securities Act, or a registration on any registration form which does not permit secondary sales, or for the account of other security holders, the holders of 22,135,535 shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of these shares may also require us to register all or a portion of their registrable securities on Form S-3 when we are eligible to use this form, provided, among other limitations, that the proposed aggregate price of the offering to the public is at least $500,000. We will pay all fees, costs and expenses of these registrations, other than underwriting discounts and commissions.

      Included within the shares subject to registration rights that entitle the holders to include their shares in future registration statements filed by us are an aggregate of 1,843,200 shares of common stock to be sold to Dell U.S.A. L.P. and Andersen Consulting in two private placements to close concurrently with this offering.

               DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

      Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us by means of a tender offer, proxy contest, or otherwise, and could make the removal of incumbent officers and directors more difficult. These provisions could discourage coercive takeover practices and takeover bids and encourage persons seeking to acquire control of us to negotiate first with us.

      We will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with an interested stockholder for three years following the date the stockholder became an interested stockholder, unless:

- prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began; or

- on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      Section 203 defines a business combination to include:

- any merger or consolidation involving the corporation and the interested stockholders;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;

- subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholders;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholders; or

- the receipt by the interested stockholders of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as an entity or person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock.

      Upon filing after the closing of this offering, our certificate of incorporation will provide that our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of our board of directors will be elected each year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board generally increases the difficulty of replacing a majority of the directors. Our directors will be removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class. Our board of directors has the exclusive right to set the authorized number of directors and to fill vacancies on our board of directors. Our certificate of incorporation requires that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders may be called only by our board of directors, the Chairman of our board of directors, or our chief executive officer or by the holders of not less than ten percent of all of the shares entitled to vote at the meeting. Advance notice must be given by stockholders of any stockholder proposals or director nominations or other business to be brought by stockholders at stockholders' meetings. Our certificate of incorporation authorizes undesignated preferred stock, which makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could discourage potential acquisition proposals and could delay or prevent a change in our control or management. These provisions may be amended only by the affirmative vote of at least two-thirds of all the outstanding voting stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

                          TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for our common stock is BankBoston, N.A., whose address is 150 Royall Street, Canton, Massachusetts 02021 and whose telephone number is (781) 575-2200.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, could adversely affect the market price of our common stock.

      Upon completion of this offering, we will have 32,963,327 shares of common stock outstanding, assuming no exercise of options after June 30, 1999. Of these shares, 4,000,000 of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of Calico as that term is defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 as described below.

      We issued and sold the remaining 28,963,327 shares of common stock held by existing stockholders in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" as that term is defined in Rule 144 under the Securities Act. All of these restricted securities will be subject to lock-up agreements generally providing that the stockholder will not offer, sell, or otherwise dispose of any of the shares of common stock owned by them, for a period of 150 days after the date of this offering, with 70% of the shares remaining subject to the lock-up agreement for 180 days, without the prior written consent of Goldman, Sachs & Co. Following the expiration of the lock-up period, 25,106,427 restricted shares will be available for sale in the public market, all of which are subject to limitations under Rule 144, except for 1,087,477 shares eligible for sale under Rule 144(k) and 5,324,703 shares eligible for sale under Rule 701, subject in some cases to repurchase rights in favor of Calico.

      Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1997 Stock Option Plan and our 1999 employee stock purchase plan. Based upon the number of shares subject to outstanding options as of June 30, 1999 and currently reserved for issuance under our stock option plans, this registration statement would cover approximately 8,891,305 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

      Also beginning six months after the date of this offering, holders of 22,135,535 shares of our common stock, including shares issuable upon conversion of preferred stock and warrants and of options to purchase preferred stock will be entitled to certain rights with respect to registration of these shares for sale in the public market. See "Description of Capital Stock -- Registration Rights". Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

                                    RULE 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who may be deemed an affiliate, is entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which will equal approximately 329,633 shares immediately after this offering; or

- the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to restrictions relating to the manner of sale, notice and the availability of current public information about us.

                                  RULE 144(K)

      Under Rule 144(k), a person who is not deemed to have been an affiliate of Calico at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

                                    RULE 701

      In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell the shares 90 days after the effective date of this offering in reliance on Rule 144 without having to comply with the holding period and notice requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

      The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirements.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Calico by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of June 30, 1999, an investment partnership of Gray Cary Ware & Freidenrich owned an aggregate of 5,485 shares of our Series E preferred stock, which was purchased on September 4, 1998 for $4.558 per share. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

      The consolidated financial statements of Calico Commerce, Inc. as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of FirstFloor Software, Inc. at December 31, 1996 and 1997, and for each of the two years in the period ended December 31, 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere in this prospectus, which contains an explanatory paragraph describing conditions that raise substantial doubt about FirstFloor's ability to continue as a going concern as described in note 1 to the financial statements, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed with it. For further information with respect to Calico and the common stock offered in this offering, please read the registration statement and the exhibits and schedules that we have filed. A copy of the registration statement and the exhibits and schedules filed with it may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. The SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

                             CALICO COMMERCE, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CALICO COMMERCE, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheet..................................   F-3
Consolidated Statement of Operations........................   F-4
Consolidated Statement of Stockholders' Deficit.............   F-5
Consolidated Statement of Cash Flows........................   F-6
Notes to Consolidated Financial Statements..................   F-7

PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
Overview....................................................  F-30
Pro Forma Combined Consolidated Statement of Operations.....  F-31
Notes to Pro Forma Combined Consolidated Financial
  Information...............................................  F-32

FIRSTFLOOR SOFTWARE, INC.
Report of Independent Auditors..............................  F-33
Balance Sheets..............................................  F-34
Statements of Operations....................................  F-35
Statements of Shareholders' Equity (Net Capital
  Deficiency)...............................................  F-36
Statements of Cash Flows....................................  F-37
Notes to Financial Statements...............................  F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Calico Commerce, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Calico Commerce, Inc. and its subsidiaries at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
July 13, 1999, except for Note 12,
  which is as of September 30, 1999

                             CALICO COMMERCE, INC.

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                                                    STOCKHOLDERS'
                                                     MARCH 31,                        EQUITY AT
                                                -------------------    JUNE 30,       JUNE 30,
                                                  1998       1999        1999           1999
                                                --------   --------   -----------   -------------
                                                                      (UNAUDITED)    (UNAUDITED)
                    ASSETS
Current assets:
  Cash and cash equivalents...................  $  2,514   $ 15,441    $ 10,528
  Accounts receivable, net....................     2,952      7,443       7,358
  Other current assets........................       379      1,417       1,883
                                                --------   --------    --------
     Total current assets.....................     5,845     24,301      19,769
Property and equipment, net...................     1,847      2,532       3,387
Intangible and other assets, net..............        --      4,535       4,067
                                                --------   --------    --------
                                                $  7,692   $ 31,368    $ 27,223
                                                ========   ========    ========
     LIABILITIES, MANDATORILY REDEEMABLE
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS'
               EQUITY (DEFICIT)
Current liabilities:
  Accounts payable............................  $  1,197   $  1,728    $  2,183
  Accrued liabilities.........................     1,813      5,448       5,729
  Deferred revenue............................     2,361      6,054       5,652
  Current portion of notes payable............       330        628         682
  Current portion of capital lease
     obligations..............................       100        256         247
                                                --------   --------    --------
     Total current liabilities................     5,801     14,114      14,493
Notes payable, non-current....................       644        700         497
Capital lease obligations, non-current........       170        177         125
Other liabilities.............................        --        622         539
                                                --------   --------    --------
                                                   6,615     15,613      15,654
                                                --------   --------    --------
Mandatorily Redeemable Convertible Preferred
  Stock (Note 6)..............................    14,505     32,535      32,541       $     --
                                                --------   --------    --------
Commitments and contingencies (Notes 10 and 12)
Stockholders' equity (deficit):
  Preferred Stock; $0.001 par value; 15,000
     shares authorized; no shares issued and
     outstanding actual and pro forma
     (unaudited)..............................        --         --          --             --
  Common Stock; $0.001 par value; 150,000
     shares authorized; 9,498, 11,436 and
     11,493 (unaudited) shares issued and
     outstanding; 150,000 shares authorized;
     27,120 shares issued and outstanding, pro
     forma (unaudited)........................         9         11          11             27
  Additional paid-in capital..................     3,658     17,877      17,894         50,419
  Notes receivable from stockholders..........      (712)    (2,211)     (2,211)        (2,211)
  Unearned compensation.......................    (1,966)    (2,779)     (2,265)        (2,265)
  Accumulated deficit.........................   (14,417)   (29,678)    (34,401)       (34,401)
                                                --------   --------    --------       --------
     Total stockholders' equity (deficit).....   (13,428)   (16,780)    (20,972)      $ 11,569
                                                ========   ========    ========       ========
                                                $  7,692   $ 31,368    $ 27,223
                                                ========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          THREE MONTHS
                                          YEAR ENDED MARCH 31,           ENDED JUNE 30,
                                     ------------------------------    -------------------
                                      1997       1998        1999       1998        1999
                                     -------    -------    --------    -------    --------
                                                                           (UNAUDITED)
Net revenue:
  License..........................  $ 3,940    $ 6,965    $ 10,482    $ 2,932    $  3,457
  Services.........................    1,963      4,894      10,931      1,721       3,976
                                     -------    -------    --------    -------    --------
     Total net revenue.............    5,903     11,859      21,413      4,653       7,433
                                     -------    -------    --------    -------    --------
Cost of net revenue:
  License..........................      178        265       1,179        101         137
  Services.........................    2,122      3,115       7,272      1,367       2,660
                                     -------    -------    --------    -------    --------
     Total cost of net revenue.....    2,300      3,380       8,451      1,468       2,797
                                     -------    -------    --------    -------    --------
Gross profit.......................    3,603      8,479      12,962      3,185       4,636
                                     -------    -------    --------    -------    --------
Operating expenses:
  Sales and marketing..............    5,950      7,593      14,138      2,758       4,558
  Research and development.........    2,224      3,342       5,677        972       2,666
  General and administrative.......    1,486      2,222       3,988        641       1,452
  Stock compensation (Notes 8 and
     9)............................      864        780       2,007        424         514
  Acquired in-process research and
     development (Note 2)..........       --         --       1,840         --          --
  Amortization of goodwill (Note
     2)............................       --         --         550         --         240
                                     -------    -------    --------    -------    --------
     Total operating expenses......   10,524     13,937      28,200      4,795       9,430
                                     -------    -------    --------    -------    --------
Loss from operations...............   (6,921)    (5,458)    (15,238)    (1,610)     (4,794)
Interest expense...................      (40)      (154)       (314)       (66)        (50)
Interest income and other..........       61        113         291         31         121
                                     -------    -------    --------    -------    --------
Net loss...........................  $(6,900)   $(5,499)   $(15,261)   $(1,645)   $ (4,723)
                                     =======    =======    ========    =======    ========
Net loss per share:
  Basic and diluted................  $ (2.12)   $ (1.08)   $  (2.27)   $ (0.27)   $  (0.59)
                                     =======    =======    ========    =======    ========
  Weighted average shares..........    3,248      5,079       6,710      6,040       7,961
                                     =======    =======    ========    =======    ========
Pro forma net loss per share:
  Basic and diluted................                        $  (0.74)              $  (0.20)
                                                           ========               ========
  Weighted average shares..........                          20,689                 23,588
                                                           ========               ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                   COMMON                        NOTES
                                    STOCK        ADDITIONAL    RECEIVABLE                                     TOTAL
                               ---------------    PAID-IN         FROM         UNEARNED     ACCUMULATED   STOCKHOLDERS'
                               SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT        DEFICIT
                               ------   ------   ----------   ------------   ------------   -----------   -------------
Balance at March 31, 1996....   4,416    $  4     $     2       $    --        $    --       $ (2,018)      $ (2,012)
Exercise of stock options....   2,823       3         186          (166)            --             --             23
Exchange of founder's Common
  Stock for Preferred Stock
  (Note 9)...................    (600)     (1)          1            --             --             --             --
Issuance of Common Stock.....     218      --          35            --             --             --             35
Net loss.....................      --      --          --            --             --         (6,900)        (6,900)
                               ------    ----     -------       -------        -------       --------       --------
Balance at March 31, 1997....   6,857       6         224          (166)            --         (8,918)        (8,854)
Exercise of stock options....   2,936       3         707          (574)            --             --            136
Repayments of notes
  receivable.................      --      --         (16)           28             --             --             12
Issuance of Common Stock.....       8      --           2            --             --             --              2
Repurchase of Common Stock...    (303)     --          (5)           --             --             --             (5)
Unearned compensation (Note
  8).........................      --      --       2,746            --         (2,746)            --             --
Amortization of unearned
  compensation (Note 8)......      --      --          --            --            780             --            780
Net loss.....................      --      --          --            --             --         (5,499)        (5,499)
                               ------    ----     -------       -------        -------       --------       --------
Balance at March 31, 1998....   9,498       9       3,658          (712)        (1,966)       (14,417)       (13,428)
Exercise of stock options....   1,526       2       1,811        (1,660)            --             --            153
Issuance of Common Stock.....   1,053       1       9,999            --             --             --         10,000
Repayments of notes
  receivable.................      --      --         (92)          161             --             --             69
Repurchase of Common Stock...    (641)     (1)       (501)           --             --             --           (502)
Issuance of Common Stock
  options to non-employees...      --      --         148            --             --             --            148
Unearned compensation (Note
  8).........................      --      --       2,854            --         (2,854)            --             --
Amortization of unearned
  compensation (Note 8)......      --      --          --            --          2,041             --          2,041
Net loss.....................      --      --          --            --             --        (15,261)       (15,261)
                               ------    ----     -------       -------        -------       --------       --------
Balance at March 31, 1999....  11,436      11      17,877        (2,211)        (2,779)       (29,678)       (16,780)
Exercise of stock options
  (unaudited)................      59      --          17            --             --             --             17
Repurchase of Common Stock
  (unaudited)................      (2)     --          --            --             --             --             --
Amortization of unearned
  compensation (unaudited)...      --      --          --            --            514             --            514
Net loss (unaudited).........      --      --          --            --             --         (4,723)        (4,723)
                               ------    ----     -------       -------        -------       --------       --------
Balance at June 30, 1999
  (unaudited)................  11,493    $ 11     $17,894       $(2,211)       $(2,265)      $(34,401)      $(20,972)
                               ======    ====     =======       =======        =======       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                THREE MONTHS
                                                                  YEAR ENDED MARCH 31,         ENDED JUNE 30,
                                                              ----------------------------   ------------------
                                                               1997      1998       1999      1998       1999
                                                              -------   -------   --------   -------   --------
                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(6,900)  $(5,499)  $(15,261)  $(1,645)  $ (4,723)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Provision for doubtful accounts.........................      200       200        200        74        157
    Provision for sales returns.............................      500       200        330        50        153
    Depreciation, amortization and other....................      350       664      2,641       249        869
    Stock compensation and other............................      899       780      2,189       424        514
    Loss on disposal of assets..............................       --        --        260        --         36
    Acquired in-process research and development............       --        --      1,840        --         --
    Changes in assets and liabilities, net of acquisition:
      Accounts receivable...................................   (1,214)   (2,248)    (4,904)     (879)      (225)
      Other current assets..................................       (9)     (103)    (1,072)       46       (466)
      Accounts payable......................................      496       406        531       602        455
      Accrued liabilities...................................      422     1,202      2,662      (363)       281
      Deferred revenue......................................      915     1,062      3,130     1,144       (402)
      Other liabilities.....................................       --        --         91        --        (44)
                                                              -------   -------   --------   -------   --------
        Net cash used in operating activities...............   (4,341)   (3,336)    (7,363)     (298)    (3,395)
                                                              -------   -------   --------   -------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (930)   (1,403)    (1,829)     (271)    (1,331)
                                                              -------   -------   --------   -------   --------
        Net cash used in investing activities...............     (930)   (1,403)    (1,829)     (271)    (1,331)
                                                              -------   -------   --------   -------   --------
Cash flows from financing activities:
  Proceeds from issuance of Common Stock....................       23       133     10,153        80         17
  Common stock repurchases..................................       --        --       (502)       --         --
  Proceeds from repayments of stockholder loans.............       --        12         69        --         --
  Net proceeds from issuance of preferred stock.............    4,769     4,952     12,217        --          6
  Proceeds from issuance of notes payable...................      702       443        763       345         --
  Repayments of notes payable...............................      (27)     (144)      (409)      (82)      (149)
  Principal payments under capital lease obligations........      (55)      (64)      (172)      (24)       (61)
                                                              -------   -------   --------   -------   --------
        Net cash provided by financing activities...........    5,412     5,332     22,119       319       (187)
                                                              -------   -------   --------   -------   --------
Net increase in cash and cash equivalents...................      141       593     12,927      (250)    (4,913)
Cash and cash equivalents at beginning of period............    1,780     1,921      2,514     2,514     15,441
                                                              -------   -------   --------   -------   --------
Cash and cash equivalents at end of period..................  $ 1,921   $ 2,514   $ 15,441   $ 2,264   $ 10,528
                                                              =======   =======   ========   =======   ========
Supplemental cash flow disclosures:
  Cash paid for interest....................................  $    40   $   154   $    192   $    51   $     47
                                                              =======   =======   ========   =======   ========
Non cash transactions:
  Issuance of Common Stock for notes receivable.............  $   166   $   574   $  1,660   $ 1,143   $     --
                                                              =======   =======   ========   =======   ========
  Cancellation of notes receivable related to forfeited
    unvested restricted Common Stock........................  $    --   $    16   $     92   $    --   $     --
                                                              =======   =======   ========   =======   ========
  Equipment acquired through capital lease obligations......  $   287   $    --   $    136   $    --   $     --
                                                              =======   =======   ========   =======   ========
  Issuance of Series B Mandatorily Redeemable Convertible
    Preferred Stock warrants................................  $    25   $    53   $     --   $    --   $     --
                                                              =======   =======   ========   =======   ========

Acquired net assets associated with FirstFloor acquisition includes:

  Fair value of tangible assets.............................  $    360
  Fair value of existing products and core technology.......     1,547
  Acquired in-process research and development..............     1,840
  Goodwill..................................................     4,266
  Fair value of liabilities assumed.........................    (1,951)
                                                              --------
                                                              $  6,062
                                                              ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

Calico Commerce, Inc. ("Calico" or the "Company") was incorporated on April 14, 1994 as an S-corporation. In May 1995, the Company was reorganized as a C-corporation under California law.

Calico Commerce, Inc., headquartered in San Jose, California, is a leading provider of electronic commerce software and services that enable its customers to sell complex products and services over the Internet and other platforms. Calico's products enable companies to create a guided selling experience that allows their customers to interactively affect the on-line purchasing process.

The Company has incurred losses and generated operating cash shortfalls since its inception. It has financed its operations and met its capital expenditure requirements primarily through the sale of private equity securities, and to a lesser extent, notes payable and equipment leases. The Company intends to fund planned increases in expenses and capital expenditures through the proceeds of an initial public offering of shares of its Common Stock (See Note 12).

REINCORPORATION

In July 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 150,000,000 shares of $0.001 par value Common Stock and 15,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share and per share information for each of the three years in the period ended March 31, 1999 and the three months ended June 30, 1999 has been retroactively adjusted to reflect the reincorporation.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Calico Technology UK Limited, which commenced operations in April 1998, and FirstFloor Software, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

INTERIM RESULTS (UNAUDITED)

The accompanying consolidated balance sheet as of June 30, 1999, the consolidated statements of operations and cash flows for the three months ended June 30, 1999 and 1998 and the consolidated statements of stockholders' deficit for the three months ended June 30, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited.

                             CALICO COMMERCE, INC.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds that are stated at cost.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable.

The Company by policy and practice maintains its cash and cash equivalents with financial institutions the Company believes are of high credit quality. The Company generally requires no collateral from its customers. To reduce its risk, the Company periodically reviews the credit worthiness of its customers. The Company establishes reserves for potential credit losses, and such losses have been within management's estimations.

The following table sets forth customers comprising 10% or more of the Company's net revenue for each of the periods indicated:

                                                                            THREE MONTHS
                                               YEAR ENDED MARCH 31,        ENDED JUNE 30,
                                             ------------------------      --------------
                 CUSTOMER                    1997      1998      1999      1998      1999
                 --------                    ----      ----      ----      ----      ----
                                                                            (UNAUDITED)
     A.....................................   22%       --%       --%       --%       --%
     B.....................................   19        --        --        --        --
     C.....................................   12        --        --        --        --
     D.....................................   --        11        --        --        --
     E.....................................   --        --        22        16        --
     F.....................................   --        --        13        --        --
     G.....................................   --        --        --        32        --
     H.....................................   --        --        --        --        29
     I.....................................   --        --        --        --        16

At March 31, 1998, three customers represented 27%, 14% and 12%, respectively, of gross accounts receivable. At March 31, 1999, three customers represented 32%, 12% and 11%, respectively, of gross accounts receivable. At June 30, 1999 (unaudited) three customers represented 37%, 13% and 12%, respectively, of gross accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

                             CALICO COMMERCE, INC.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. The cost of equipment acquired under a capital lease is amortized over the life of the lease, or the estimated useful life of the assets. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts with any gain or loss realized upon sale or disposal credited or charged to operations, respectively.

INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the identifiable net costs acquired and is amortized using the straight-line method over an estimated useful life of four years. Acquired existing products and core technology are being amortized over the period of benefit ranging from seven to 36 months.

The Company evaluates the recoverability of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

FOREIGN CURRENCY

The functional currency of the Company's subsidiaries is the local currency. The balance sheet accounts are translated into United States dollars at the exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into United States dollars at average rates for the periods. Gains and losses resulting from translation are accumulated as a component of stockholder's deficit. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during any of the periods presented.

REVENUE RECOGNITION

The Company's revenues are derived from licenses for its software and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, the Company recognizes revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions".

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Provisions for sales returns are provided at the time of revenue recognition based upon estimated returns. The Company has not incurred charges for product returns to date.

Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed.

                             CALICO COMMERCE, INC.

Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

License and services revenue on contracts involving significant implementation, customization or services which are essential to the functionality of the software is recognized over the period of each engagement, primarily using the percentage-of-completion method. Labor hours incurred is generally used as the measure of progress towards completion. The Company classifies revenue for these arrangements as license revenue and services revenue based upon its estimates of fair value for each element and recognizes the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of billing (typically under percentage-of-completion accounting) are recorded as unbilled receivables.

RESEARCH AND DEVELOPMENT COSTS

Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" certain software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The Company uses the Black-Scholes option pricing model to value options granted to consultants. The related expense is recorded on the option grant date as the options are fully vested at such time.

                             CALICO COMMERCE, INC.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred and totaled $238,000, $92,000, and $339,000 during the years ended March 31, 1997, 1998 and 1999, respectively.

INCOME TAXES

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

COMPREHENSIVE INCOME

Effective April 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

NET LOSS PER SHARE

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential shares of Common Stock if the effect is antidilutive. Potential shares of Common Stock consist of unvested restricted Common Stock, incremental shares of Common Stock issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock.

                             CALICO COMMERCE, INC.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                                               THREE MONTHS
                                                  YEAR ENDED MARCH 31,        ENDED JUNE 30,
                                              ----------------------------   -----------------
                                               1997      1998       1999      1998      1999
                                              -------   -------   --------   -------   -------
                                                                                (UNAUDITED)
Numerator:
  Net loss..................................  $(6,900)  $(5,499)  $(15,261)  $(1,645)  $(4,723)
                                              =======   =======   ========   =======   =======
Denominator:
  Weighted average shares...................    5,755     8,136     10,327    10,068    10,416
  Weighted average unvested shares of Common
     Stock subject to repurchase............   (2,507)   (3,057)    (3,617)   (4,028)   (2,455)
                                              -------   -------   --------   -------   -------
  Denominator for basic and diluted
     calculation............................    3,248     5,079      6,710     6,040     7,961
                                              =======   =======   ========   =======   =======
Net loss per share:
  Basic and diluted.........................  $ (2.12)  $ (1.08)  $  (2.27)  $ (0.27)  $ (0.59)
                                              =======   =======   ========   =======   =======

The following table sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                                             THREE MONTHS
                                                YEAR ENDED MARCH 31,        ENDED JUNE 30,
                                             --------------------------    ----------------
                                              1997      1998      1999      1998      1999
                                             ------    ------    ------    ------    ------
                                                                             (UNAUDITED)
Weighted average effect of Common Stock
  equivalents:
  Series A Preferred Stock.................   6,000     6,000     6,000     6,000     6,000
  Series B Preferred Stock.................   2,940     3,600     3,600     3,600     3,600
  Series C Preferred Stock.................      --     1,441     2,083     2,083     2,083
  Series D Preferred Stock.................      --        --       766        --     1,256
  Series E Preferred Stock.................      --        --     1,530        --     2,688
  Preferred Stock warrants.................      49       124       133       133       133
  Preferred Stock options..................      --        --        24        --        32
  Unvested shares of Common Stock subject
     to repurchase.........................   2,507     3,057     3,617     4,028     2,455
  Common Stock options.....................   2,037     1,646     2,245     1,762     4,021
                                             ------    ------    ------    ------    ------
                                             13,533    15,868    19,998    17,606    22,268
                                             ======    ======    ======    ======    ======

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

Pro forma net loss per share for the year ended March 31, 1999 and the three months ended June 30, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C, Series D (excluding approximately 4,422 and 3,027, weighted average repurchasable shares at March 31, 1999 and June 30, 1999, respectively) and Series E

                             CALICO COMMERCE, INC.

Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase of 13,979,000 in the weighted average shares used to compute basic net loss per share for the year ended March 31, 1999 and 15,627,000 increase for the three months ended June 30, 1999. The calculation of diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive. Pro forma potential shares of Common Stock consist of unvested Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

Effective upon the closing of the initial public offering of the Company's Common Stock, the outstanding shares of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock will automatically convert into 5,999,998, 3,600,000, 2,083,331, 1,256,019 and
2,687,580 shares, respectively, of Common Stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma consolidated balance sheet at June 30, 1999.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year consolidated financial statements to conform to current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 will become effective during the year ending March 31, 2000. SOP No. 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of SOP No. 98-1 to have a material effect on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will become effective during the year ending March 31, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 2 -- ACQUISITION OF FIRSTFLOOR SOFTWARE, INC.:

As discussed in Note 1, the Company completed the acquisition of all outstanding capital stock of FirstFloor on August 21, 1998. The transaction was completed pursuant to the Agreement and Plan of Reorganization, dated as of June 23, 1998 among the Company, Calico Acquisition Corporation, FirstFloor and certain stockholders of Calico and certain shareholders of FirstFloor. The acquisition was accounted for using the purchase method of accounting and, accordingly,

                             CALICO COMMERCE, INC.

the net assets and results of operations of FirstFloor have been included in the Company's consolidated financial statements since the acquisition date.

The purchase consideration included 1,248,423 shares of Series D Mandatorily Redeemable Convertible Preferred Stock valued at approximately $5,690,000. In addition, all of the outstanding stock options granted under the FirstFloor 1993 Stock Option Plan were converted into stock options to purchase 47,203 shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock at $4.558 per share. The Black-Scholes option pricing model was used to determine the fair value of the converted options. The fair value of the stock options, of approximately $122,000, was included as a component of the purchase price. The Company also incurred approximately $250,000 in acquisition expenses.

The total purchase price of $6.1 million was allocated to assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is based on an independent appraisal and management estimates.

The total purchase price was allocated as follows (in thousands):

Fair value of tangible assets...............................  $   360
Fair value of existing products and core technology.........    1,547
Acquired in-process research and development................    1,840
Goodwill....................................................    4,266
Fair value of liabilities assumed...........................   (1,951)
                                                              -------
                                                              $ 6,062
                                                              =======

The acquisition was structured as a tax free exchange of stock, therefore, the differences between the recognized fair values of acquired net assets, and their historical tax bases are not deductible for tax purposes. Accordingly, a deferred tax liability has been recognized for the differences between the assigned value of intangible assets (excluding goodwill) for book purposes and the tax basis of such assets in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisition, the Company acquired one existing product and two in-process projects. The existing product provides customers with the ability to automatically update their sales force with the latest information. The first acquired in-process project, a marketing information delivery system, is a complete rewrite of the acquired product, and replaced the product upon its release. While the solution remains the same, the functionality has been completely reengineered. This development effort increased the product's utility as well as its scalability on larger intranets, which increases the possible number of users, and provides a variety of data sources instead of just one central database. The second in-process project, a personalization solution, provides customers with the ability to obtain in-depth information and critical data needed to build stronger customer relationships with the objective of increasing revenue and reducing sales cost.

In connection with the acquisition, the Company recorded a $1.8 million charge in the year ended March 31, 1999 for acquired in-process research and development. This represents the value of purchased in-process research and development on projects that have not yet reached technological feasibility and have no alternative future use.

                             CALICO COMMERCE, INC.

The amount of purchase price allocated to in-process research and development was determined using appropriate valuation techniques, including percentage-of-completion which utilizes research and development cost metrics and key milestones to estimate the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, and discounting the net cash flows back to their present value. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. The remaining identified intangibles, including the value of acquired existing products and core technology, will be amortized over the periods of benefit ranging from seven to 36 months.

The value assigned to acquired in-process research and development was determined by identifying the two specific research and development projects discussed above, for which technological feasibility had not been established. The first project reached technological feasibility and was commercially released in December 1998. The second project reached technological feasibility and was commercially released in May 1999. In assigning value to the in-process projects, consideration was given, as appropriate, to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred and the projected cost to complete the projects, adjusting for the relative value and contribution of the core technology. The value assigned to acquired in-process research and development was based on the assumptions set forth in the following paragraph.

Net cash flows from such projects were determined based on the Company's estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes associated with such projects. Revenue growth rates for each technology was developed considering, among other things, the current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products. Estimated total revenue from the acquired in-process research and development projects are expected to generally peak in fiscal year 2000 and decline through fiscal year 2001 as other new products are expected to be introduced. These revenue projections were based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions. The Company assumed no synergies as a result of the acquisition and the revenue projections are within the historical growth rates of FirstFloor product introductions. Projected gross margins for the marketing delivery system and personalization solution averaged 74% and 69%, respectively, over the estimated product lives. The estimated selling, general and administrative costs for the marketing delivery system and the personalization solution averaged 41% and 47%, respectively, as a percentage of revenue over the estimated product lives, and are consistent with FirstFloor's historical operating cost structure. The estimated net cash flows of each project were discounted back to their present value using discount rates of 30% and 40%, respectively, which represent premiums over the Company's cost of capital of 20% to reflect the risk associated with the stage of completion of the in-process technologies. The estimated percentage-of-completion of the in-process research and development projects were 82% and 47%, respectively.

The actual development timeline and costs of approximately $200,000 for the marketing information delivery system and approximately $1.2 million for the personalization solution were in line with the estimates used to compute the estimated percentage-of-completion used in the valuation of the in-process research and development projects. These products were just recently released and it is too premature to compare the actual revenues with those projected. To date, management's cash flow and other assumptions have not materially changed.

                             CALICO COMMERCE, INC.

CORE TECHNOLOGY

The amount of purchase price allocated to acquired core technology was determined based upon royalty streams that were assigned as revenue to such technology, recognizing the value of that core technology to the expected product resulting from the in-process research and development. Royalty rates were developed based on published documentation of royalty rates and the specific facts and circumstances, and in Calico's view, are considered reasonable approximations of fair value rates for the respective types of technology under exclusive, perpetual, worldwide licenses.

UNAUDITED PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

The following table presents the unaudited pro forma consolidated results of operations of the Company for the years ended March 31, 1998 and 1999 as if the acquisition had been consummated at the beginning of each fiscal year. The pro forma consolidated results of operations include certain pro forma adjustments, including the amortization of intangible assets and the elimination of the charge related to in-process research and development.

Pro forma basic net loss per share for each year presented is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the beginning of each fiscal year, or at date of original issuance, if later. The shares of Series D Mandatorily Redeemable Convertible Preferred Stock, issued as consideration for the acquisition, are assumed to be converted into the Company's Common Stock under the automatic conversion feature and outstanding at the beginning of each fiscal year. Pro forma diluted net loss per share excludes potential shares of Common Stock, consisting of options and warrants, as their effect would be antidilutive.

The unaudited pro forma consolidated results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future (in thousands, except per share amounts):

                                                            YEAR ENDED
                                                            MARCH 31,
                                                       --------------------
                                                         1998        1999
                                                       --------    --------
Net revenues.........................................  $ 13,577    $ 21,737
Net loss.............................................   (12,221)    (16,305)
Net loss per share:
  Basic and diluted..................................     (0.72)      (0.79)

                             CALICO COMMERCE, INC.

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                              MARCH 31,
                                                          -----------------
                                                           1998      1999
                                                          ------    -------
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable...................................  $2,518    $ 8,561
  Unbilled receivables..................................   1,714        571
  Allowance for doubtful accounts.......................    (580)      (659)
  Allowance for sales returns...........................    (700)    (1,030)
                                                          ------    -------
                                                          $2,952    $ 7,443
                                                          ======    =======

Write-offs of accounts receivable charged against the allowance for doubtful accounts were $0, $0 and $121,000 for the years ended March 31, 1997, 1998 and 1999, respectively.

                                                              MARCH 31,
                                                          -----------------
                                                           1998      1999
                                                          ------    -------
PROPERTY AND EQUIPMENT, NET:
  Computer equipment and software.......................  $2,534    $ 3,878
  Furniture, fixtures and leasehold improvements........     291      1,223
                                                          ------    -------
                                                           2,825      5,101
  Less: Accumulated depreciation and amortization.......    (978)    (2,569)
                                                          ------    -------
                                                          $1,847    $ 2,532
                                                          ======    =======

Property and equipment includes $395,000 and $700,000 of computer and office equipment under capital leases at March 31, 1998 and 1999, respectively. Accumulated depreciation of assets under capital leases totaled $209,000 and $360,000 at March 31, 1998 and 1999, respectively.

                                                             MARCH 31,
                                                        -------------------
                                                         1998       1999
                                                        ------    ---------
INTANGIBLE AND OTHER ASSETS, NET:
  Existing and core technology........................  $   --     $ 1,547
  Goodwill............................................      --       4,329
                                                        ------     -------
                                                            --       5,876
  Less: Accumulated amortization......................      --      (1,341)
                                                        ------     -------
                                                        $   --     $ 4,535
                                                        ======     =======
ACCRUED LIABILITIES:
  Accrued compensation and benefits...................  $  379     $ 1,149
  Accrued commissions.................................     540       1,573
  Other...............................................     894       2,726
                                                        ------     -------
                                                        $1,813     $ 5,448
                                                        ======     =======

                             CALICO COMMERCE, INC.

NOTE 4 -- BORROWINGS:

NOTES PAYABLE

Notes payable consist of amounts payable to an equipment financing company and bank and are collateralized by the underlying assets as follows (in thousands):

                                                                   MARCH 31,
                                                                ---------------
                                                                1998      1999
                                                                -----    ------
7% note; principal and interest payable monthly; matures
  June 2000.................................................    $ 368    $  236
7% note; principal and interest payable monthly; matures
  August 2000...............................................      179       120
7% note; principal and interest payable monthly; matures
  October 2000..............................................       90        63
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures March
  2001......................................................      337       230
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures May
  2001......................................................       --       121
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures September
  2001......................................................       --       218
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures February
  2002......................................................       --       340
                                                                -----    ------
                                                                  974     1,328
Less: current portion of notes payable......................     (330)     (628)
                                                                -----    ------
Notes payable, non-current..................................    $ 644    $  700
                                                                =====    ======

Under the bank prime plus 0.5% notes above, the Company is required to meet certain monthly and quarterly financial tests, including minimum operating results and certain liquidity, leverage and debt service ratios. At March 31, 1999 and through August 31, 1999, the Company was not in compliance with the minimum operating results covenant and other monthly financial tests. The Company obtained a waiver for the periods in which it was in default.

Future minimum principal payments under the notes at March 31, 1999 are as follows (in thousands):

                        YEAR ENDING
                         MARCH 31,
                        -----------
  2000......................................................  $  628
  2001......................................................     538
  2002......................................................     162
  2003......................................................      --
                                                              ------
          Total payments....................................  $1,328
                                                              ======

NOTE 5 -- INCOME TAXES:

At March 31, 1999, the Company had approximately $12,093,000 of federal and $9,731,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2011 and 2003, respectively. At March 31, 1999, the Company had approximately $389,000 of federal and $301,000 of state research and development credit carryforwards available to offset future taxable income which expire in varying amounts beginning in

                             CALICO COMMERCE, INC.

2011 and indefinitely, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. Due to cumulative ownership changes, at March 31, 1999, the net operating loss carryforwards will be limited to approximately $6,000,000 annually to offset future taxable income.

Deferred taxes are composed of the following (in thousands):

                                                                   MARCH 31,
                                                              -------------------
                                                               1998       1999
                                                              -------   ---------
Deferred tax assets:
  Depreciation..............................................  $    --    $   250
  Other accruals and liabilities............................      725      3,146
  Net operating loss and credit carryforwards...............    4,460      5,399
                                                              -------    -------
                                                                5,185      8,795
  Less: Valuation allowance.................................   (5,134)    (8,795)
                                                              -------    -------
                                                              $    51    $    --
                                                              =======    =======
Deferred tax liabilities:
  Non-deductible intangible assets..........................  $    --    $   531
  Depreciation..............................................       51         --
                                                              -------    -------
                                                              $    51    $   531
                                                              =======    =======

The acquisition of FirstFloor was structured as a tax-free exchange of stock, therefore, the differences between the recognized fair values of acquired net assets and their historical tax bases are not deductible for tax purposes. A deferred tax liability has been recognized for the differences between the assigned fair values of intangible assets (excluding goodwill) for book purposes and the tax bases of such assets.

For financial reporting purposes the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at March 31, 1998 and 1999. The Company's operating losses are generated domestically and amounts attributable to its foreign operations have been insignificant for all periods presented. A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. statutory income tax rate to pre-tax loss is as follows:

                                                              YEAR ENDED MARCH 31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Federal statutory rate......................................   (35)%   (35)%   (35)%
State tax, net of federal impact............................    (6)     (6)     (6)
Provision for valuation allowance on deferred tax assets....    41      36      26
Permanent differences.......................................    --       5      15
                                                              ----    ----    ----
                                                                --%     --%     --%
                                                              ====    ====    ====

                             CALICO COMMERCE, INC.

NOTE 6 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

Mandatorily Redeemable Convertible Preferred Stock ($0.001 par value) at March 31, 1999 was comprised of the following (in thousands):

                                           SHARES
                                  ------------------------   LIQUIDATION   REDEMPTION
                                  AUTHORIZED   OUTSTANDING     AMOUNT        AMOUNT
                                  ----------   -----------   -----------   ----------
Series A........................     6,045        6,000        $16,000      $ 3,942
Series B........................     3,692        3,600         23,040        5,729
Series C........................     2,084        2,084         13,334        4,952
Series D........................     1,298        1,254          8,035        5,695
Series E........................     2,694        2,688         17,203       12,217
Undesignated....................        36           --             --           --
                                    ------       ------        -------      -------
                                    15,849       15,626        $77,612      $32,535
                                    ======       ======        =======      =======

Of the 1,254,128 shares of Series D Mandatorily Redeemable Convertible Preferred Stock outstanding at March 31, 1999, 3,762 were subject to repurchase.

The holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, have certain rights as follows:

VOTING

Each share of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

DIVIDENDS

Holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock are entitled to receive noncumulative annual dividends of $0.03, $0.08, $0.12, $0.20 and $0.23 per share, respectively, when and if declared by the Board of Directors. The holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock into which the Mandatorily Redeemable Convertible Preferred Stock is convertible. As of March 31, 1999, no dividends on Mandatorily Redeemable Convertible Preferred Stock or Common Stock have been declared or paid.

LIQUIDATION

In the event of any liquidation, dissolution, winding up of affairs, merger or other business combination where the stockholders of the Company retain less than a majority of the voting power in the surviving entity, the holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock, the amounts of $0.67, $1.60, $2.40, $4.558 and $4.558 per share, respectively, adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends. Thereafter, the holders of Mandatorily Redeemable Convertible Preferred Stock and Common Stock share proceeds pro rata, on an as-converted basis, until holders of Series A

                             CALICO COMMERCE, INC.

Mandatorily Redeemable Convertible Preferred Stock have recovered an amount of $2.67 per share and holders of Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock have recovered an amount of $6.40 per share. All further proceeds shall be distributed to the holders of Common Stock.

REDEMPTION

Holders of two-thirds of the Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem the respective series of Mandatorily Redeemable Convertible Preferred Stock at any time. The redemption price for the Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock shall be $0.67, $1.60, $2.40 and $4.558 per share, respectively, adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends.

Holders of two-thirds of the Series D Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem the respective series of Mandatorily Redeemable Convertible Preferred Stock if the requisite percentage of Series A, Series B, Series C, and Series E Mandatorily Redeemable Convertible Preferred Stock have previously requested redemption. The redemption price for the Series D Mandatorily Redeemable Convertible Preferred Stock shall be $4.558 per share adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends.

CONVERSION

Each share of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock is convertible, at the option of the stockholder, into the number of shares of Common Stock according to a conversion ratio, subject to antidilution. The initial share price of the Mandatorily Redeemable Convertible Preferred Stock used in the conversion ratio shall be $0.67, $1.60, $2.40, $4.558 and $4.558 per share for Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, respectively.

Automatic conversion will occur upon the consummation of an underwritten public offering priced in excess of $4.80 per share and with total proceeds in excess of $15,000,000. The Series A, Series B, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock shall automatically convert upon written consent of a majority of the holders of Series A, Series B, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, together. The Series C Mandatorily Redeemable Convertible Preferred Stock shall automatically convert upon written consent of a majority of the Series C stockholders.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK OPTIONS AND WARRANTS

In connection with certain financing arrangements, the Company issued warrants to purchase shares of the Company's Mandatorily Redeemable Convertible Preferred Stock to a capital lessor and lender. These warrants were immediately exercisable after issuance. The Company estimated the fair value of the warrants using the Black-Scholes option pricing model. The Company records the expense related to the warrants over the life of the associated financing

                             CALICO COMMERCE, INC.

instrument as additional interest expense. The following table summarizes the outstanding warrants:

                                   DATE OF               EXERCISE   ESTIMATED     FISCAL YEAR
                                    GRANT       SHARES    PRICE     FAIR VALUE   OF EXPIRATION
                                -------------   ------   --------   ----------   -------------
Series A Preferred Stock
  warrants....................  December 1995   42,000    $0.67      $10,000         2003
Series B Preferred Stock
  warrants....................  January 1997    34,999     1.60       25,000         2005
Series B Preferred Stock
  warrants....................    June 1997     56,250     1.60       53,000         2008

In connection with the acquisition of FirstFloor in August 1998, the Company exchanged the options granted under the FirstFloor 1993 Stock Option Plan into options to purchase 47,203 shares of Company's Series D Mandatorily Redeemable Convertible Preferred Stock. These options had a weighted average exercise price of $2.63 per share. At March 31, 1999, 33,354 of such options were outstanding with a weighted average exercise price of $2.70 per share. The options expire upon the earlier of the respective employee termination or 10 years from grant date. See Note 2.

NOTE 7 -- COMMON STOCK:

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 150,000,000 shares of $0.001 par value Common Stock.

On March 5, 1999, the Company sold 1,052,632 shares of Common Stock to a third party for $9.50 per share.

Certain Common Stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, in the event of voluntary or involuntary termination of employment of the stockholder. As of March 31, 1999, approximately 2,670,712 shares of outstanding Common Stock were subject to repurchase by the Company at the original exercise price. Of the 2,670,712 shares of unvested restricted Common Stock repurchaseable, 2,583,212 are available for reissuance under the 1997 Stock Option Plan. As of June 30, 1999 (unaudited), approximately 2,300,274 shares of Common Stock were subject to repurchase by the Company at the original exercise price, all of which are available for reissuance under the 1997 Stock Option Plan.

At March 31, 1999, the Company had reserved shares of Common Stock for future issuance as follows (in thousands):

                                                              MARCH 31,
                                                                1999
                                                              ---------
Conversion of Series A Preferred Stock and warrants.........     6,045
Conversion of Series B Preferred Stock and warrants.........     3,692
Conversion of Series C Preferred Stock......................     2,084
Conversion of Series D Preferred Stock and options..........     1,298
Conversion of Series E Preferred Stock......................     2,694
Exercise of options under stock option plans................     8,199
Undesignated................................................   125,988

                             CALICO COMMERCE, INC.

NOTE 8 -- EMPLOYEE BENEFIT PLANS:

401(k) SAVINGS PLAN

The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The Company may elect to contribute matching and discretionary contributions to the plan; however, no contributions were made by the Company since the inception of the plan.

STOCK OPTION PLANS

In July 1995 and April 1997, the Board of Directors adopted the 1995 Stock Option Plan and 1997 Stock Option Plan, respectively, (collectively, the "Plans") which provide for the issuance of incentive and nonstatutory stock options to employees, officers, directors, and consultants of the Company. The Company has reserved 14,715,000 shares of Common Stock for issuance under the Plans. The share reserve will automatically be increased on the first day of each fiscal year beginning on or after April 1, 2001 by an amount equal to 5% of the number of shares of the Company's Common Stock which were issued and outstanding on the last day of the preceding fiscal year.

Options under the Plans are generally for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonstatutory stock options, respectively, of the estimated fair value of the underlying shares of Common Stock on the date of grant as determined by the Board of Directors. Options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the estimated fair value of the underlying shares of Common Stock on the date of grant. The plan provides for grants of immediately exercisable options, however, the Company has the right to repurchase any unvested Common Stock upon termination of employment at the original exercise price. Options become exercisable at such times and under such conditions as determined by the Board of Directors. Options generally vest over four years. The Board of Directors has determined that no further options will be granted under the 1995 Option Plan.

In December 1998, the Company granted immediately exercisable options to a charitable organization to purchase 15,000 shares of Common Stock at an exercise price of $4.50 per share. The Company recorded a charge associated with these options of $45,000, measured using the Black-Scholes option pricing model, which is included in the total stock-based compensation charge for the year ended March 31, 1999.

EMPLOYEE STOCK PURCHASE PLAN

In July 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"), subject to stockholder approval. There are 750,000 shares of Common Stock reserved for issuance under the Purchase Plan, none of which has yet been issued. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a fiscal year. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 15% of their compensation, but may not purchase more than 750 shares on any purchase date or stock having a value measured at the beginning of the offering period greater than $25,000 in any calendar year. The first Offering Period commences on the date of the prospectus, will run for approximately 24 months and will be divided into four consecutive purchase periods of approximately six months. Offering Periods and Purchase Periods thereafter will begin on May 1

                             CALICO COMMERCE, INC.

and November 1 of each year. The price at which the Common Stock is purchased under the Purchase Plan is 85% of the lower of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or on the last day of that Purchase Period.

The following table summarizes stock option activity under the Plans and non-plan options (shares in thousands):

                                                              OPTIONS OUTSTANDING
                                                             ---------------------
                                                                          WEIGHTED
                                                 OPTIONS                  AVERAGE
                                                AVAILABLE    NUMBER OF    EXERCISE
                                                FOR GRANT     OPTIONS      PRICE
                                                ---------    ---------    --------
Balance at March 31, 1996.....................       669        3,873      $ 0.07

Additional shares authorized..................       315           --          --
Options granted...............................      (804)         804        0.12
Options exercised.............................        --       (2,823)       0.07
Options canceled..............................       414         (414)       0.09
                                                --------     --------
Balance at March 31, 1997.....................       594        1,440        0.09

Additional shares authorized..................     3,393           --          --
Options granted...............................    (3,847)       3,847        0.41
Repurchase of restricted Common Stock.........       303           --        0.07
Options exercised.............................        --       (2,936)       0.24
Options canceled..............................       411         (411)       0.14
                                                --------     --------
Balance at March 31, 1998.....................       854        1,940        0.49

Additional shares authorized..................     6,465           --          --
Options granted...............................    (3,688)       3,688        4.59
Repurchase of restricted Common Stock.........       466           --        0.23
Options exercised.............................        --       (1,526)       1.19
Options canceled..............................       605         (605)       0.69
                                                --------     --------
Balance at March 31, 1999.....................     4,702        3,497        4.47
Options granted (unaudited)...................    (1,963)       1,963        9.50
Repurchase of restricted Common Stock
  (unaudited).................................         2           --        0.12
Options exercised (unaudited).................        --          (59)       0.31
Options canceled (unaudited)..................       107         (107)       3.13
                                                --------     --------
Balance at June 30, 1999 (unaudited)..........     2,848        5,294        6.41
                                                ========     ========

                             CALICO COMMERCE, INC.

The following table summarizes the information about stock options outstanding and exercisable as of March 31, 1999 (shares in thousands):

                                                   OPTIONS OUTSTANDING              OPTIONS VESTED AND
                                          -------------------------------------        EXERCISABLE
                                                          WEIGHTED                ----------------------
                                                          AVERAGE      WEIGHTED                 WEIGHTED
                                                         REMAINING     AVERAGE                  AVERAGE
                RANGE OF                    NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
             EXERCISE PRICES              OUTSTANDING   LIFE (YEARS)    PRICE     OUTSTANDING    PRICE
             ---------------              -----------   ------------   --------   -----------   --------
$0.07 - $0.83............................      432          7.9         $ 0.34        215        $0.23
 1.00 -   2.63...........................      805          8.9           2.30         14         1.19
 2.67 -   3.17...........................      660          9.4           3.02         11         3.11
 4.50 -   9.50...........................    1,600          9.8           7.28         62         5.23
                                             -----                                    ---
                                             3,497          9.3           4.47        302         1.40
                                             =====                                    ===

The following table summarizes the information about stock options outstanding and exercisable as of June 30, 1999 (unaudited) (shares in thousands):

                                                  OPTIONS OUTSTANDING              OPTIONS VESTED AND
                                         -------------------------------------        EXERCISABLE
                                                         WEIGHTED                ----------------------
                                                         AVERAGE      WEIGHTED                 WEIGHTED
                                                        REMAINING     AVERAGE                  AVERAGE
               RANGE OF                    NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
            EXERCISE PRICES              OUTSTANDING   LIFE (YEARS)    PRICE     OUTSTANDING    PRICE
            ---------------              -----------   ------------   --------   -----------   --------
$0.07 - $0.83..........................       351          7.7         $0.35         189        $0.26
 1.00 -   2.63.........................       752          8.6          2.31         105         2.02
 2.67 -   3.17.........................       660          9.2          3.02          20         2.91
 4.50 -   9.50.........................     3,531          9.8          8.52          71         5.32
                                            -----                                    ---
                                            5,294          9.4          6.41         385         1.80
                                            =====                                    ===

FAIR VALUE DISCLOSURE

The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following underlying assumptions:

                                                                              THREE MONTHS
                                                   YEAR ENDED MARCH 31,      ENDED JUNE 30,
                                                  -----------------------    --------------
                                                  1997     1998     1999     1998     1999
                                                  -----    -----    -----    -----    -----
                                                                              (UNAUDITED)
Stock option plans:
  Dividend yield................................     --       --      --        --       --
  Expected volatility...........................     --       --      --        --       --
  Average risk free interest rate...............   5.87%    6.06%   4.72%     4.72%    5.83%
  Expected life (in years)......................      4        4       4         4        4
  Weighted average fair value of options
     granted....................................  $0.03    $0.11    $1.22    $0.50    $2.89

                             CALICO COMMERCE, INC.

PRO FORMA NET LOSS

Had the Company recorded compensation based on the estimated grant date fair value, as defined by SFAS No. 123, for awards granted under its Plans, the Company's net loss would have been increased to the pro forma amounts below for the fiscal years ended March 31, 1997, 1998 and 1999, and the three months ended June 30, 1998 and 1999, respectively, (in thousands, except per share amounts):

                                                                          THREE MONTHS
                                        YEAR ENDED MARCH 31,             ENDED JUNE 30,
                                   ------------------------------    ----------------------
                                    1997       1998        1999         1998         1999
                                   -------    -------    --------    -----------    -------
                                                                          (UNAUDITED)
Net loss as reported.............  $(6,900)   $(5,499)   $(15,261)     $(1,645)     $(4,723)
Pro forma net loss...............   (6,914)    (5,546)    (16,207)      (1,714)      (5,511)
Net loss per share as reported...    (2.12)     (1.08)      (2.27)       (0.27)       (0.59)
Pro forma net loss per share.....    (2.12)     (1.08)      (2.41)       (0.29)       (0.69)

Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of option grants on reported net income for future years.

UNEARNED STOCK-BASED COMPENSATION

In connection with certain stock option grants during the year ended March 31, 1998 and 1999, the Company recorded unearned compensation cost totaling $2,746,000 and $2,854,000, respectively, which is being recognized over the vesting periods of the related options, usually four years.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

In exchange for the issuance of Common Stock upon the exercise of options in the years ended March 31, 1998 and 1999, the Company received notes receivable from certain employees of the Company which bear simple interest at various rates ranging from 5.54% to 6.65% per annum. The notes, which are collateralized by the underlying shares of Common Stock, are full recourse and mature on various dates through fiscal 2002.

In connection with the offering of the Series B Mandatorily Redeemable Convertible Preferred Stock, a founder exchanged 600,000 shares of Common Stock for 600,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock. The Company recognized the difference between the original issue price of the Series B Mandatorily Redeemable Convertible Preferred Stock and the estimated fair value of the shares of Common Stock on the date of exchange of $864,000 as compensation expense for the year ended March 31, 1997.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

CAPITAL LEASES

In January 1996, the Company entered into a lease financing agreement that provides for the lease of computers and office equipment up to $400,000, collateralized by the underlying assets. Equipment financed under this agreement is subject to repayment at various times through

                             CALICO COMMERCE, INC.

October 2000. At March 31, 1999, purchases of computers and office equipment under this agreement totaled $395,000.

In September 1998, the Company entered into a lease financing agreement that provides for the lease of office equipment of $136,000, collateralized by the underlying assets. Equipment financed under this agreement is subject to repayment through January 2003. At March 31, 1999, purchases of office equipment under this agreement totaled $136,000.

In connection with the FirstFloor acquisition, the Company assumed an equipment financing agreement entered into in March 1997 which provides for the lease of office equipment of up to $360,000, in one or more leases. Each lease is repayable over 36 months and is secured by a first priority security interest in certain assets of the Company. At March 31, 1999, the fair value of office equipment purchased under this agreement totaled $169,000.

OPERATING LEASES

The Company leases office space and equipment under certain noncancellable operating leases expiring through the year 2004. Total rent expense was $286,000, $580,000, and $1,141,000 for the years ended March 31, 1997, 1998 and
1999, respectively.

As a part of an approved plan, the Company relocated its corporate headquarters to a new leased facility in August 1998. As a result, the Company recorded a charge, classified in general and administrative expenses, of approximately $660,000 for the minimum lease payments committed under the previous leased facility and losses on the disposal of certain fixed assets in the quarter ended September 30, 1998. At March 31, 1999, there was approximately $230,000 of minimum lease payments remaining.

LETTER OF CREDIT

At March 31, 1999, the Company maintained a $296,000 letter of credit to secure the lease deposit on its corporate headquarters. The letter of credit expires on October 31, 1999, and is included in other current assets.

Future minimum payments under noncancelable operating and capital leases at March 31, 1999 are as follows (in thousands):

                        YEAR ENDING                           CAPITAL    OPERATING
                         MARCH 31,                            LEASES      LEASES
                        -----------                           -------    ---------
2000........................................................   $ 305      $1,129
2001........................................................     135         374
2002........................................................      41          52
2003........................................................      30           7
2004........................................................      --           5
                                                               -----      ------
          Total minimum lease obligations...................     511      $1,567
                                                                          ======
Less: Amount representing interest..........................     (78)
                                                               -----
Present value of minimum lease obligations..................     433
Less: Current portion.......................................    (256)
                                                               -----
Capital lease obligations, non-current......................   $ 177
                                                               =====

                             CALICO COMMERCE, INC.

CONTINGENCIES

From time to time, in the normal course of business, various claims are made against the Company. In the opinion of management, based on consultation with legal counsel, there are no pending claims for which the outcome is expected to result in a material adverse effect on the financial position or results of operations of the Company.

NOTE 11 -- INFORMATION CONCERNING BUSINESS SEGMENTS:

The Company operates in one single industry segment. The Company does not have separate operating segments for which discrete financial statements are prepared. The Company's management makes operating decisions and assesses performance primarily based upon product revenues and related gross margins.

The majority of the Company's sales to other foreign countries are originated in the United States and therefore represent export sales. The following is a breakdown of revenues by shipment destination for the years ended March 31, 1997, 1998 and 1999, respectively:

                                                               YEAR ENDED MARCH 31,
                                                           ----------------------------
                                                            1997      1998       1999
                                                           ------    -------    -------
United States..........................................    $5,903    $11,827    $20,108
Other foreign countries................................        --         32      1,305
                                                           ------    -------    -------
                                                           $5,903    $11,859    $21,413
                                                           ======    =======    =======

NOTE 12 -- SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING

In July 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public.

On September 3, 1999, the Company entered into an agreement to sell $20.0 million worth of shares of Common Stock to Dell U.S.A., L.P. in a private placement, representing 1,536,000 shares of common stock at $13.02 per share. The private placement is contingent upon the consummation of the initial public offering.

On September 29 1999, the Company entered into an agreement to sell $4.0 million worth of shares of Common Stock to Andersen Consulting LLP in a private placement, representing 307,200 shares of Common Stock at $13.02 per share. The private placement is contingent upon the consummation of the initial public offering. The Company has agreed to appoint a representative of Andersen Consulting to its Board of Directors upon the closing of this private placement. Additionally, on September 16, 1999, the Company entered into a consulting services agreement and a joint marketing agreement with Andersen Consulting. Pursuant to the consulting services agreement, the Company has a binding commitment to purchase $1.0 million of consulting services over the next 18 months, to include the creation of prototypes and external presentations, development of

                             CALICO COMMERCE, INC.

training materials, product testing and other activities supporting the Company's future product releases. Pursuant to the joint marketing agreement, Andersen Consulting acquires rights to market integration services related to the Company's software and the Company agrees to promote Andersen Consulting as the preferred integrator of the Company's software.

STOCK SPLIT

On August 24, 1999, the Board of Directors of the Company approved a 3-for-2 stock split of the Company's outstanding Common Stock. Share and per share information for all periods presented has been retroactively adjusted to reflect the stock split.

STOCK OPTION GRANTS

During the period from April 1, 1999 through September 28, 1999, the Company granted stock options to employees to purchase an aggregate of 3,586,049 shares of Common Stock ranging from $9.50 to $12.00 per share. The Company has not recorded any deferred compensation relative to these grants.

WARRANTS

In September 1999, the Company entered into a commitment with a bank to issue variable rate installment notes in connection with a proposed $3.0 million equipment financing credit line expiring June 30, 2000, which the Company expects to complete in October 1999. The loan bears interest at the bank's prime rate plus 0.50% per year, and interest is repayable only during the draw period, with principal amortizing over the subsequent 36 months. The bank advanced the Company $1.0 million under this commitment on September 30, 1999. In connection with this commitment, the Company issued warrants to the bank to purchase 5,263 shares of Common Stock at $9.50 per share, expiring on September 24, 2002. The Company estimated the fair value of the warrants at $30,000 using the Black-Scholes option pricing model assuming a fair value of the Company's Common Stock of $12.00, risk-free interest rate of 5.5%, volatility factor of 50% and life of three years. The Company will record the expense related to the warrants over the life of the associated financing instrument as additional interest expense.

                             CALICO COMMERCE, INC.

             PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

OVERVIEW

The Company completed the acquisition of all outstanding capital stock of FirstFloor Software, Inc. ("FirstFloor") on August 21, 1998. The transaction was completed pursuant to the Agreement and Plan of Reorganization, dated as of June 23, 1998 among the Company, Calico Acquisition Corporation, FirstFloor and certain stockholders of the Company and certain shareholders of FirstFloor. The acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of FirstFloor have been included in the Company's consolidated financial statements since the acquisition date.

The purchase consideration included 1,248,423 shares of Series D Mandatorily Redeemable Convertible Preferred Stock, valued at $4.558 per share based on the value of the Series E Mandatorily Redeemable Convertible Preferred Stock which were sold to third party investors shortly after the acquisition, at approximately $5,690,000. In addition, all of the outstanding options granted under the FirstFloor 1993 Stock Option Plan were converted into options to purchase 47,203 shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock. The Black-Scholes option pricing model was used to determine the fair value of the converted options. The fair value, of approximately $122,000, was included as a component of the purchase price. The Company also incurred approximately $250,000 in acquisition expenses.

The total purchase price of $6.1 million was allocated to assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is based on an independent appraisal and management estimates.

The total purchase price was allocated as follows (in thousands):

Fair value of tangible assets...............................  $   360
Fair value of existing products and core technology.........    1,547
Acquired in-process research and development................    1,840
Goodwill....................................................    4,266
Fair value of liabilities assumed...........................   (1,951)
                                                              -------
                                                              $ 6,062
                                                              =======

The acquisition has been structured as a tax-free exchange of stock, therefore, the differences between the recognized fair values of required assets, including tangible and intangible assets, and their historical tax bases are not deductible for tax purposes.

The following unaudited pro forma consolidated statement of operations gives effect to this acquisition as if it had occurred as of April 1, 1998, by consolidating the results of operations of FirstFloor with the operations of Calico.

The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as being a representation of future operating results.

The historical consolidated financial statements for the Company and FirstFloor are included elsewhere in this prospectus and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those consolidated financial statements and related notes.

                             CALICO COMMERCE, INC.

            PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED MARCH 31, 1999
                                          ------------------------------------------------------
                                           CALICO     FIRSTFLOOR    ADJUSTMENTS        PRO FORMA
                                          --------    ----------    -----------        ---------
Revenues
  License...............................  $ 10,482     $   283        $   (21)(A)      $ 10,744
  Services..............................    10,931         150            (88)(A)        10,993
                                          --------     -------        -------          --------
          Net revenues..................    21,413         433           (109)           21,737
Cost of net revenues
  Licenses..............................     1,179           3            196(A)(B)       1,378
  Services..............................     7,272         295            (88)(A)         7,479
                                          --------     -------        -------          --------
          Cost of net revenues..........     8,451         298            108             8,857
                                          --------     -------        -------          --------
Gross profit............................    12,962         135           (217)           12,880
Operating expenses:
  Sales and marketing...................    14,138         574             --            14,712
  Research and development..............     5,677         774             --             6,451
  General and administrative............     3,988       1,058             --             5,046
  Stock compensation....................     2,007          --             --             2,007
  Acquired in-process research and
     development........................     1,840          --         (1,840)(C)            --
  Amortization of goodwill..............       550          --            401(B)            951
                                          --------     -------        -------          --------
          Total operating expenses......    28,200       2,406         (1,439)           29,167
                                          --------     -------        -------          --------
Loss from operations....................   (15,238)     (2,271)         1,222           (16,287)
Interest and other income, net..........       (23)          5             --               (18)
                                          --------     -------        -------          --------
Net loss................................  $(15,261)    $(2,266)       $ 1,222          $(16,305)
                                          ========     =======        =======          ========
Pro forma net loss per share(D):
  Basic and diluted............................................................        $  (0.79)
                                                                                       ========
  Weighted average shares......................................................          20,689
                                                                                       ========

See accompanying notes to Pro Forma Combined Consolidated Financial Information

                             CALICO COMMERCE, INC.

         NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION:

The unaudited pro forma combined consolidated statement of operations has been prepared to reflect the acquisition of FirstFloor Software, Inc. by Calico as if the acquisition had occurred as of April 1, 1998. The pro forma combined consolidated statement of operations for the year ended March 31, 1999 reflects the combination of the separate historical statement of operations of Calico for the year ended March 31, 1999, which include the results of FirstFloor subsequent to its acquisition, and of FirstFloor for the period from April 1, 1998 through the date of acquisition. Revenues of approximately $329,000 and net loss of approximately $1.4 million of FirstFloor for the period of January 1, 1998 through March 31, 1998 are not included in the pro forma combined consolidated statement of operations.

NOTE 2 -- PRO FORMA ADJUSTMENTS:

The following adjustments were applied to the historical statements of operations to arrive at the pro forma combined consolidated statement of operations:

          (A) Reflects the elimination of license revenues recognized by FirstFloor related to royalty payments paid by Calico to FirstFloor for sub-licensing of FirstFloor's products, prior to the Company's acquisition of FirstFloor. Additionally, the related cost of license revenues recognized by Calico has been eliminated.

          (B) Reflects the amortization expense related to existing products and core technology and goodwill acquired in the acquisition for the period April 1, 1998 through the date of acquisition.

          (C) The in-process research and development charge related to the acquisition has been reflected in the historical statements of operations on the date upon which the acquisition was consummated. The pro forma combined consolidated statement of operations excludes the nonrecurring charge for acquired in-process research and development totaling $1.8 million.

          (D) Pro forma basic net loss per share for the year ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1998, or at date of original issuance, if later. The shares of Series D Mandatorily Redeemable Convertible Preferred Stock, issued as consideration for the acquisition, are assumed to be converted into the Company's Common Stock under the automatic conversion feature and outstanding as of April 1, 1998.

          Pro forma diluted net loss per share excludes potential shares of Common Stock, consisting of options and warrants, as their effect would be antidilutive.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
FirstFloor Software, Inc.

We have audited the accompanying balance sheets of FirstFloor Software, Inc. (the "Company") as of December 31, 1996 and 1997 and the related statements of operations, shareholders' equity (net capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstFloor Software, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                          ERNST & YOUNG LLP

Palo Alto, California
April 10, 1998

                           FIRSTFLOOR SOFTWARE, INC.

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1996            1997
                                                              -----------    ------------
ASSETS:
Current assets:
  Cash and cash equivalents.................................  $ 4,883,027    $  2,119,784
  Short-term investments....................................    1,987,171              --
  Accounts receivable.......................................       99,628          78,233
  Prepaid expenses and other current assets.................       44,366          48,163
                                                              -----------    ------------
     Total current assets...................................    7,014,192       2,246,180
Property and equipment, net.................................      257,812         311,201
Other assets................................................       15,956          18,554
                                                              -----------    ------------
                                                              $ 7,287,960    $  2,575,935
                                                              ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable..........................................  $    87,357    $     66,135
  Accrued compensation and related liabilities..............      108,012         110,588
  Accrued royalties.........................................       55,470              --
  Other accrued liabilities.................................       96,559         145,416
  Current portion of deferred revenue.......................      320,699         219,901
  Current portion of capital leases.........................           --          79,431
                                                              -----------    ------------
     Total current liabilities..............................      668,097         621,471
Deferred revenue............................................      229,163              --
Noncurrent portion of capital leases........................           --         172,545
Commitments
SHAREHOLDERS' EQUITY:
Convertible preferred stock, no par value, 15,000,000 shares authorized, issuable in series:
  Series A, 750,000 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $750,000...............................................      740,493         740,493
  Series B, 1,794,117 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $3,050,000.............................................    3,033,754       3,033,754
  Series C, 3,000,000 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $1,500,000.............................................    1,490,985       1,490,985
  Series D, 4,000,000 shares designated, 3,588,898 and
     3,567,143 shares issued and outstanding in 1997 and
     1996, respectively; aggregate liquidation preference of
     $10,228,359............................................    9,647,105       9,709,107
  Common stock, no par value, 30,000,000 shares authorized,
     3,254,904 and 3,055,481 shares issued and outstanding
     in 1997 and 1996, respectively.........................      196,080         256,909
  Accumulated deficit.......................................   (8,717,717)    (13,449,329)
                                                              -----------    ------------
          Total shareholders' equity........................    6,390,700       1,781,919
                                                              -----------    ------------
                                                              $ 7,287,960    $  2,575,935
                                                              ===========    ============

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                           YEAR ENDED                 SIX MONTHS ENDED
                                          DECEMBER 31,                    JUNE 30,
                                   --------------------------    --------------------------
                                      1996           1997           1997           1998
                                   -----------    -----------    -----------    -----------
                                                                        (UNAUDITED)
Revenue:
  License and product............  $ 2,251,311    $ 1,581,577    $   906,644    $   517,791
  Contract and service...........      205,000        158,655         79,790        184,139
                                   -----------    -----------    -----------    -----------
     Total revenue...............    2,456,311      1,740,232        986,434        701,930
Costs and expenses:
  Royalties......................      257,764             --             --             --
  Research and development.......    2,311,178      2,895,805      1,324,550      1,575,250
  Marketing and sales............    2,471,827      2,634,378      1,344,678      1,166,648
  General and administrative.....      966,368      1,191,809        561,497        636,095
                                   -----------    -----------    -----------    -----------
     Total costs and expenses....    6,007,137      6,721,992      3,230,725      3,377,993
                                   -----------    -----------    -----------    -----------
Loss from operations.............   (3,550,826)    (4,981,760)    (2,244,291)    (2,676,063)
Interest income, net.............      114,929        250,148        158,948         17,777
                                   -----------    -----------    -----------    -----------
Net loss.........................  $(3,435,897)   $(4,731,612)   $(2,085,343)   $(2,658,286)
                                   ===========    ===========    ===========    ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

          STATEMENTS OF SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                                                               CONVERTIBLE PREFERRED STOCK
                              ---------------------------------------------------------------------------------------------
                                   SERIES A               SERIES B                 SERIES C                 SERIES D
                              ------------------   ----------------------   ----------------------   ----------------------
                              SHARES     AMOUNT     SHARES       AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT
                              -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31,
  1995......................  750,000   $740,493   1,794,117   $3,033,754   3,000,000   $1,490,985          --   $       --
Issuance of Series D
  convertible preferred
  stock for cash and
  conversion of notes
  payable and accrued
  interest, net of issuance
  costs of $519,252.........       --         --          --           --          --           --   3,567,143    9,647,105
Issuance of common stock for
  the exercise of stock
  options...................       --         --          --           --          --           --          --           --
Repurchase of unvested
  shares....................       --         --          --           --          --           --          --           --
Net loss....................       --         --          --           --          --           --          --           --
                              -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31,
  1996......................  750,000    740,493   1,794,117    3,033,754   3,000,000    1,490,985   3,567,143    9,647,105
Issuance of Series D
  convertible preferred
  stock to consultants for
  services rendered.........       --         --          --           --          --           --      21,755       62,002
Issuance of common stock for
  the exercise of stock
  options...................       --         --          --           --          --           --          --           --
Repurchase of unvested
  shares....................       --         --          --           --          --           --          --           --
Net loss....................       --         --          --           --          --           --          --           --
                              -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31,
  1997......................  750,000    740,493   1,794,117    3,033,754   3,000,000    1,490,985   3,588,898    9,709,107
Issuance of common stock for
  the exercise of stock
  options (unaudited).......       --         --          --           --          --           --          --           --
Repurchase of unvested
  shares (unaudited)........       --         --          --           --          --           --          --           --
Net loss (unaudited)........       --         --          --           --          --           --          --           --
                              -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at June 30, 1998
  (unaudited)...............  750,000   $740,493   1,794,117   $3,033,754   3,000,000   $1,490,985   3,588,898   $9,709,107
                              =======   ========   =========   ==========   =========   ==========   =========   ==========

                                                                        TOTAL
                                                                    SHAREHOLDERS'
                                  COMMON STOCK                         EQUITY
                              --------------------   ACCUMULATED    (NET CAPITAL
                               SHARES      AMOUNT      DEFICIT       DEFICIENCY)
                              ---------   --------   ------------   -------------
Balance at December 31,
  1995......................  1,298,642   $ 14,242   $ (5,281,820)   $    (2,346)
Issuance of Series D
  convertible preferred
  stock for cash and
  conversion of notes
  payable and accrued
  interest, net of issuance
  costs of $519,252.........         --         --             --      9,647,105
Issuance of common stock for
  the exercise of stock
  options...................  1,926,503    206,930             --        206,930
Repurchase of unvested
  shares....................   (169,664)   (25,092)            --        (25,092)
Net loss....................         --         --     (3,435,897)    (3,435,897)
                              ---------   --------   ------------    -----------
Balance at December 31,
  1996......................  3,055,481    196,080     (8,717,717)     6,390,700
Issuance of Series D
  convertible preferred
  stock to consultants for
  services rendered.........         --         --             --         62,002
Issuance of common stock for
  the exercise of stock
  options...................    216,561     63,203             --         63,203
Repurchase of unvested
  shares....................    (17,138)    (2,374)                       (2,374)
Net loss....................         --         --     (4,731,612)    (4,731,612)
                              ---------   --------   ------------    -----------
Balance at December 31,
  1997......................  3,254,904    256,909    (13,449,329)     1,781,919
Issuance of common stock for
  the exercise of stock
  options (unaudited).......     46,616     13,234             --         13,234
Repurchase of unvested
  shares (unaudited)........    (22,324)    (3,142)            --         (3,142)
Net loss (unaudited)........         --         --     (2,658,286)    (2,658,286)
                              ---------   --------   ------------    -----------
Balance at June 30, 1998
  (unaudited)...............  3,279,196   $267,001   $(16,107,615)   $  (866,275)
                              =========   ========   ============    ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                              YEAR ENDED                   SIX MONTHS
                                             DECEMBER 31,                ENDED JUNE 30,
                                       -------------------------   --------------------------
                                          1996          1997          1997           1998
                                       -----------   -----------   -----------    -----------
                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................  $(3,435,897)  $(4,731,612)  $(2,085,343)   $(2,658,286)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization......      137,245       182,008       105,644         88,919
  Issuance of Series D preferred
     stock to consultants for
     services rendered...............           --        62,002            --             --
  (Gain) loss on disposal of capital
     equipment.......................       21,214        (5,865)        8,205             --
  Accrued interest on convertible
     notes payable converted to
     preferred stock.................       20,938            --            --             --
Changes in assets and liabilities:
  Accounts receivable................      285,926        21,395        94,628       (223,680)
  Prepaid expenses and other current
     assets..........................      (15,713)       (3,797)      (20,804)        24,318
  Other assets.......................       (6,081)       (2,598)      (59,857)       (12,482)
  Accounts payable...................        9,067       (21,222)      (57,951)        (4,067)
  Accrued compensation and related
     liabilities.....................       78,828         2,576        98,113          4,590
  Accrued royalties..................        5,470       (55,470)      (55,470)            --
  Other accrued liabilities..........       28,393        48,857       112,351        (62,490)
  Deferred revenue...................      (74,537)     (329,961)      173,518        375,079
                                       -----------   -----------   -----------    -----------
Net cash used in operating
  activities.........................   (2,945,147)   (4,833,687)   (1,686,966)    (2,468,099)
                                       -----------   -----------   -----------    -----------
INVESTING ACTIVITIES
Sales (purchases) of short-term
  investments........................   (1,987,171)    1,987,171       (19,716)            --
Capital expenditures.................     (239,616)      (27,961)     (165,523)      (119,123)
Proceeds from sale of capital
  equipment..........................           --        93,108            --             --
                                       -----------   -----------   -----------    -----------
Net cash provided by (used in)
  investing activities...............   (2,226,787)    2,052,318      (185,239)      (119,123)
                                       -----------   -----------   -----------    -----------
FINANCING ACTIVITIES
Payments under capital lease
  obligations........................           --       (42,703)      183,167        (39,752)
Proceeds from issuance of convertible
  notes payable......................    2,000,000            --            --      1,150,000
Net proceeds from issuance of
  preferred stock....................    7,626,167            --            --             --
Proceeds from issuance of common
  stock, net of repurchases..........      181,838        60,829         4,261         10,092
                                       -----------   -----------   -----------    -----------

                           FIRSTFLOOR SOFTWARE, INC.

                                              YEAR ENDED                   SIX MONTHS
                                             DECEMBER 31,                ENDED JUNE 30,
                                       -------------------------   --------------------------
                                          1996          1997          1997           1998
                                       -----------   -----------   -----------    -----------
                                                                          (UNAUDITED)
Cash flows provided by financing
  activities.........................    9,808,005        18,126       187,428      1,120,340
                                       -----------   -----------   -----------    -----------
Net increase (decrease) in cash and
  cash equivalents...................    4,636,071    (2,763,243)   (1,684,777)    (1,466,882)
Cash and cash equivalents at
  beginning of period................      246,956     4,883,027     4,883,027      2,119,783
                                       -----------   -----------   -----------    -----------
Cash and cash equivalents at end of
  period.............................  $ 4,883,027   $ 2,119,784   $ 3,198,250    $   652,901
                                       ===========   ===========   ===========    ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
  FINANCING ACTIVITIES
Equipment acquired under capital
  leases.............................  $        --   $   201,571   $    17,262    $    93,107
                                       ===========   ===========   ===========    ===========
Conversion of notes payable to
  preferred stock....................  $ 2,000,000   $        --   $        --    $        --
                                       ===========   ===========   ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest...............  $        --   $    18,236   $     5,605    $    15,079
                                       ===========   ===========   ===========    ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

FirstFloor Software, Inc. (the "Company"), formerly FirstFloor, Inc., was incorporated in the state of California on October 19, 1992. The Company develops and markets interactive marketing systems for business-to-business communications.

At December 31, 1997, the Company has recorded cumulative operating losses of $13,449,329 including losses of $4,731,612 and $3,435,897 for the years ended December 31, 1997 and 1996, respectively. The Company will need to obtain additional funds from existing or new investors to continue building production, sales and marketing capabilities, continue its research and development activities and fund operating expenses, as necessary. Management believes that it will be able to obtain additional funds through equity or debt financing. If adequate funds are not available, the Company may be required to reduce its level of spending, eliminate one of more of its research and development programs or obtain funds through arrangements with corporate partners or others which may require the Company to relinquish certain rights of its technologies or product candidates.

INTERIM FINANCIAL DATA

The accompanying interim financial statements for the six months ended June 30, 1997 and 1998 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of the Company's operations for the six months ended June 30, 1997 and 1998.

The results of operations for the six months ended June 30, 1997 and 1998 are not necessarily indicative of results to be expected for the full fiscal year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts reported in the financial statements as of December 31, 1996 have been reclassified to conform with the presentation adopted by the Company to report its 1997 financial results.

CUSTOMER CONCENTRATION

A limited number of customers historically have accounted for a substantial portion of the Company's revenues. Sales of the Company's products and contracts for its technology will vary as a result of fluctuations in market demand for such products and technology. Further, the markets in which the Company competes are characterized by rapid technological change and increased competition.

                           FIRSTFLOOR SOFTWARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CUSTOMER CONCENTRATION (CONTINUED)
Revenues from customers representing 10% or more of total revenue during fiscal 1996 and 1997 are as follows:

                                                             1996      1997
                                                             ----      ----
Customer:
  A........................................................   48%       46%
  B........................................................   24        17
  C........................................................    6        11
  D........................................................    0        11
  E........................................................   15         3

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and short-term investments consist of money market funds, commercial paper, corporate notes, and auction rate preferred stock. The fair market value, based on quoted market prices of the cash equivalents and short-term investments, is substantially equal to their carrying value at December 31, 1996 and 1997.

Under FAS 115, management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Debt securities are classified as available-for-sale and are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in shareholders' equity until their disposition. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on specific identification.

All cash equivalents and short-term investments are classified as available-for-sale securities and consist of the following:

                                                          DECEMBER 31,
                                                    ------------------------
                                                       1996          1997
                                                    ----------    ----------
Cash and cash equivalents:
  Bank and money market funds.....................  $  350,430    $2,119,784
  Commercial paper................................   2,494,447            --
  Corporate notes/bonds...........................   2,038,150            --
                                                    ----------    ----------
          Total...................................  $4,883,027    $2,119,784
                                                    ==========    ==========
Short-term investments:
  Commercial paper................................  $  987,004    $       --
  Auction rate preferred stock....................   1,000,167            --
                                                    ----------    ----------
          Total...................................  $1,987,171    $       --
                                                    ==========    ==========

Unrealized holding gains and losses on available-for-sale securities at December 31, 1996 and 1997 and gross realized gains and losses on sales of available-for-sale securities during the year ended December 31, 1996 and 1997 were immaterial.

                           FIRSTFLOOR SOFTWARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and consists of the following:

                                                          DECEMBER 31,
                                                     ----------------------
                                                       1996         1997
                                                     ---------    ---------
Computer equipment and software....................  $ 405,235    $ 627,380
Furniture and fixtures.............................     37,793       37,793
Leasehold improvements.............................     51,555       51,555
                                                     ---------    ---------
                                                       494,583      716,728
Less accumulated depreciation and amortization.....   (236,771)    (405,527)
                                                     ---------    ---------
                                                     $ 257,812    $ 311,201
                                                     =========    =========

Depreciation is provided using the straight line method over the shorter of the estimated useful lives or lease term of the respective assets, generally three years. Property and equipment financed under a capital lease were $294,679 at December 31, 1997. There were no capital leases at December 31, 1996. Accumulated amortization related to leased assets was $59,906 at December 31, 1997. Amortization related to capital leases is included in depreciation expense.

CONCENTRATION OF CREDIT RISK

The Company's concentration of credit risk consists principally of cash, cash equivalents, short-term investments, and receivables. The Company's investment policy restricts investments to high-credit quality investments and limits the amounts invested with any one issuer. The Company sells primarily to original equipment manufacturers in the United States, performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral.

STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25) and to adopt the "disclosure only" alternative described in FAS 123.

REVENUE RECOGNITION

License fees for the Company's products are generally recognized ratably over the initial or subsequent renewal periods as unspecified future deliverables, including product enhancements and new products, are included in such license agreements. For transactions that do not involve such unspecified future deliverables, product revenues are recognized at the time of shipment of the products and fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding and collection of the resulting receivable is deemed probable.

Contracts involving custom software development are accounted for using the percentage-of-completion method. Revenues from services are recognized when the services are performed. Maintenance contract revenue is recognized ratably over the term of the maintenance contract.

                           FIRSTFLOOR SOFTWARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)
Amounts received in advance of satisfying revenue recognition criteria are classified as deferred revenue in the accompanying balance sheets.

RESEARCH AND DEVELOPMENT

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such cost to research and development expenses in the accompanying statements of operations.

ADVERTISING EXPENSE

The cost of advertising is expensed as incurred. The Company incurred approximately $155,000 and $195,000 in advertising costs during 1996 and 1997, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4 ("SOP 98-4," collectively the "SOPs"). The SOPs supersede SOP 91-1 and are effective for transactions entered into for fiscal years beginning after December 15, 1997. Based upon its reading and interpretation of the SOPs, the Company believes its current revenue recognition policies and practices are materially consistent with the SOPs. However, implementation guidelines for this standard have not yet been issued. Once available, such implementation guidance could lead to changes in the Company's current revenue accounting practices.

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes rules for reporting and displaying comprehensive income and is effective for the Company during 1998. The Company does not believe that the adoption of SFAS 130 will have a material impact on the Company's results of operations, cash flows or financial position.

2. COMMITMENTS

CAPITAL LEASE

In March 1997, the Company entered into an Equipment Financing Agreement which allows the Company to lease up to $360,000 of equipment, in one or more leases. Each lease is repayable over 36 months and is secured by a first priority security interest in certain assets of the Company. At December 31, 1997, the Company has borrowed $294,679 against this financing agreement. In connection with the equipment financing agreement the Company issued a warrant to the financing company (see Note 3).

                           FIRSTFLOOR SOFTWARE, INC.

2. COMMITMENTS (CONTINUED)
OPERATING LEASES

The Company leases its corporate offices under operating lease agreements that expire in 2000. In February 1998, the Company renegotiated and amended certain of these agreements. The result of these amended agreements is reflected in the following table.

CAPITAL AND OPERATING LEASES

Future minimum lease payments under capital leases and operating leases are as follows:

                                                        CAPITAL    OPERATING
                                                         LEASES     LEASES
                                                        --------   ---------
YEARS ENDING DECEMBER 31,
1998..................................................  $106,656   $253,840
1999..................................................   106,656    365,327
2000..................................................    85,281    278,816
2001..................................................       833         --
                                                        --------   --------
          Total minimum lease and principal payments,
            respectively..............................   299,426   $897,983
                                                                   ========
Amount representing interest..........................    47,450
                                                        --------
Present value of future lease payments................   251,976
Current portion of capital lease obligations..........    79,431
                                                        --------
Noncurrent portion of capital lease obligations.......  $172,545
                                                        ========

Rent expense was approximately $122,000 and $157,000 for 1996 and 1997, respectively.

3. CONVERTIBLE PROMISSORY NOTES AND WARRANTS

During 1996, the Company issued $2,000,000 in convertible promissory notes. The notes bore interest at a rate of 6% per annum, compounded annually, and all principal and accrued interest were due and payable on September 30, 1996 unless earlier converted. Upon closing of the Series D convertible preferred stock offering in August 1996, $2,020,938 of principal and related accrued but unpaid interest were converted into approximately 709,100 shares of Series D convertible preferred stock. In connection with the issuance of these convertible notes payable, the Company issued warrants to purchase 42,094 shares of Series D convertible preferred stock at an exercise price of $2.85 per share. The warrants are exercisable through April 30, 1999.

In connection with an equipment financing agreement, the Company issued a warrant to a financing company which permits the purchase of up to 6,300 shares of Series D preferred stock at a price per share of $2.85. The warrant was issued in March 1997 and expires in March 2002.

4. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

CONVERTIBLE PREFERRED STOCK

Series A, B, C, and D preferred stock have a liquidation preference of $1.00, $1.70, $0.50, and $2.85 per share, respectively, plus all declared but unpaid dividends. Series A, B, C, and D preferred shareholders are entitled to noncumulative dividends at the rate of $0.08, $0.14, $0.04, and $0.23 per share, per annum, respectively, payable quarterly when and if declared by the board of directors and in preference to common stock dividends. No dividends have been declared or paid by the Company.

                           FIRSTFLOOR SOFTWARE, INC.

4. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

CONVERTIBLE PREFERRED STOCK (CONTINUED)
The holders of each share of Series A, B, C, and D preferred stock are entitled to one vote for each share of common stock into which such share may be converted. The holders of Series A, B, C, and D preferred stock have the right, at the option of the holder, at any time to convert their shares into common stock at a price of approximately $0.793, $1.203, $0.50, and $2.85 per share, subject to adjustments for future dilution. Series A, B, C, and D preferred stock automatically convert into common stock, at the then applicable conversion rate, upon a public offering of the Company's common stock at a per share price of not less than $6.00, with aggregate proceeds in excess of $5,000,000 or upon the consent of the holders of a majority of the then outstanding shares of preferred stock. The conversion rate of the Series A, B, C, and D preferred stock is subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits, and stock dividends.

COMMON STOCK

In December 1992, 1,333,333 shares of common stock were issued to the Company's founders at $0.0075 per share. Thereafter, 80,000 shares were returned to the Company without consideration. The outstanding shares are subject to certain transfer restrictions. Certain of these shares are subject to repurchase at the issuance price upon the occurrence of certain events, including termination of employment. The Company's right of repurchase expires ratably over five and one-half years. At December 31, 1997, 94,949 shares remain subject to repurchase.

SHARES RESERVED

Common stock reserved for future issuance is as follows:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Stock option plan:
Outstanding.................................................    1,087,764
Available for grant.........................................      154,118
                                                               ----------
                                                                1,241,882
Common stock warrants.......................................       48,394
Conversion of preferred stock...............................   10,068,774
Authorized but unissued preferred stock.....................    5,866,985
                                                               ----------
Total common stock reserved for future issuances............   17,226,035
                                                               ==========

1993 STOCK OPTION/STOCK ISSUANCE PLAN

The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In July 1993, the board of directors adopted the 1993 Stock Option/Stock Issuance Plan (the "Plan").

                           FIRSTFLOOR SOFTWARE, INC.

4. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

1993 STOCK OPTION/STOCK ISSUANCE PLAN (CONTINUED)
The Plan provides for the direct issuance of common stock and grants of both incentive and nonqualified stock options to eligible participants. The Plan provides that direct issuances of stock and grants of incentive stock options will be made at no less than the fair value of the Company's common stock (no less than 85% of the fair value for nonqualified stock options), as determined by the board of directors at the date of the issuance or grant. If, at the time the Company issues stock or grants an option, the holder owns more than 10% of the total combined voting power of all the classes of stock of the Company, the stock or option price shall be at least 110% of the fair value. Options are exercisable upon grant. No option shall have a term in excess of ten years from the grant date (five years in the case of an option granted to a 10% shareholder). Stock issued under the Plan may be, as determined by the board of directors, subject to repurchase by the Company. This right to repurchase generally lapses over four years from the original date of issuance or grant.

Activity under the stock option plan is as follows:

                                                                     OPTIONS OUTSTANDING
                                                                 ----------------------------
                                                   SHARES                         WEIGHTED
                                                AVAILABLE FOR    NUMBER OF        AVERAGE
                                                    GRANT          SHARES      EXERCISE PRICE
                                                -------------    ----------    --------------
Balance at December 31, 1995..................      101,480       1,376,968        $0.08

  Additional shares authorized................    1,906,498              --           --
  Options granted.............................   (1,675,684)      1,675,684         0.20
  Options exercised...........................           --      (1,926,503)        0.11
  Options canceled............................      276,366        (276,366)        0.12
                                                 ----------      ----------
Balance at December 31, 1996..................      608,660         849,783         0.24

  Options granted.............................     (631,409)        631,409         0.30
  Options exercised...........................           --        (216,561)        0.29
  Options canceled............................      176,867        (176,867)        0.24
                                                 ----------      ----------
Balance at December 31, 1997..................      154,118       1,087,764         0.27
                                                 ==========      ==========

The following table summarizes information about stock options outstanding at December 31, 1997:

                                                   OPTIONS OUTSTANDING AND EXERCISABLE
                                             ------------------------------------------------
                                                              WEIGHTED
                                              NUMBER          AVERAGE            WEIGHTED
                 RANGE OF                       OF           REMAINING            AVERAGE
              EXERCISE PRICES                 SHARES      CONTRACTUAL LIFE    EXERCISE PRICE
              ---------------                ---------    ----------------    ---------------
$0.05 - $0.05..............................     61,041          7.56               $0.05
$0.15 - $0.15..............................     32,500          8.52                0.15
$0.17 - $0.17..............................    114,375          6.58                0.19
$0.30 - $0.30..............................    879,848          9.17                0.30
                                             ---------
     Total.................................  1,087,764          8.79                0.27
                                             =========

                           FIRSTFLOOR SOFTWARE, INC.

4. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

1993 STOCK OPTION/STOCK ISSUANCE PLAN (CONTINUED)
The weighted average fair value of options granted in 1996 and 1997 was $0.04 and $0.05, respectively.

During 1997, the Company repurchased 17,138 shares previously exercised under the Plan. At December 31, 1997, 702,302 shares remain subject to repurchase.

Pro forma information regarding net loss is required by FAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. For all grants subsequent to December 31, 1994, the fair value of these options was determined using the minimum value method with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 6.04%, 6.29% and 6.17%, no dividend yield, no volatility factors of the expected market price of the Company's common stock, and expected life of the options of 4, 3.5 and 3.4 years for 1995, 1996 and 1997, respectively.

Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The effect of determination of the compensation expense was immaterial to the Company's statement of operations for the years ended December 31, 1997, 1996 and 1995. Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

5. INCOME TAXES

As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $13,100,000. The Company also had federal research and development tax credit carryforwards of approximately $300,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2008 through 2012, if not utilized.

Utilization of the net operating losses may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of December 31, 1996 and 1997, the Company had deferred tax assets of approximately $3,500,000 and $5,500,000, respectively. The net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $1,449,000 during the year ended December 31, 1996. Deferred tax assets relate primarily to net operating loss carryforwards, research credits, and capitalized research and development costs.

6. YEAR 2000 ISSUE (UNAUDITED)

The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to "00". The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management does not

                           FIRSTFLOOR SOFTWARE, INC.

6. YEAR 2000 ISSUE (UNAUDITED) (CONTINUED) anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance. Any Year 2000 compliance problems of either the Company or its vendors could adversely affect the Company's business, results of operations, financial condition and prospects.

7. EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

On August 21, 1998, the acquisition of the Company was completed pursuant to the agreement and plan of reorganization with Calico Technology, Inc. ("Calico"). Under the terms of the agreement, shareholders of the Company exchanged all outstanding common stock, preferred stock and common stock options for 1,248,423 shares of Calico Series D Mandatorily Redeemable Convertible Preferred Stock and options to purchase 47,203 shares of Calico Series D Mandatorily Redeemable Convertible Preferred Stock.

                                  UNDERWRITING

      Calico and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Hambrecht & Quist LLC are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................     1,285,600
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ..................................     1,285,600
Hambrecht & Quist LLC.......................................       642,800
Banc of America Securities LLC..............................        78,000
BancBoston Robertson Stephens Inc...........................        78,000
Blaylock & Partners, L.P....................................        40,000
Credit Suisse First Boston Corporation......................        78,000
Deutsche Bank Securities Inc................................        78,000
First Albany Corporation....................................        40,000
First Union Capital Markets Corp............................        40,000
Edward D. Jones & Co., L.P..................................        78,000
SG Cowen Securities Corporation.............................        78,000
SoundView Technology Group, Inc.............................        40,000
U.S. Bancorp Piper Jaffray Inc..............................        40,000
Warburg Dillon Read LLC.....................................        78,000
Wit Capital Corporation.....................................        40,000
                                                                 ---------

          Total.............................................     4,000,000
                                                                 =========

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to purchase up to an additional 600,000 shares from Calico to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Calico. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                             Paid by Calico
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............  $     0.98     $     0.98
Total................  $3,920,000     $4,508,000

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.54 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

      Calico has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of restrictions on transfer of Calico's shares.

      Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated between Calico and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Calico's historical performance, estimates of Calico's business potential and earnings prospects, an assessment of Calico's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      The common stock has been approved for quotation on the Nasdaq National Market under the symbol "CLIC".

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      At our request, the underwriters have reserved up to 350,000 shares of common stock for sale, at the initial public offering price, to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares.

      Calico estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.9 million.

      Calico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

      In September 1998, an entity affiliated with Merrill Lynch, Pierce, Fenner & Smith Incorporated purchased 219,394 shares of Calico's preferred stock at a purchase price of $4.558 per share, for an aggregate amount of approximately $1.0 million. These shares will convert into 219,394 shares of common stock upon the completion of this offering.

      In September 1998, entities and persons affiliated with Hambrecht & Quist LLC purchased an aggregate of 219,394 shares of Calico's preferred stock at a purchase price of $4.558 per share, for an aggregate amount of approximately $1.0 million. These shares will convert into 219,394 shares of common stock upon the completion of this offering.

      Concurrently with the sale of shares in this offering, Calico will sell directly to Andersen Consulting $4.0 million worth of common stock in a private placement, at a price of $13.02 per share, for a total of 307,200 shares of common stock. This price is less than the price paid by other investors in this offering. The shares to be sold to

Andersen Consulting are not part of this underwritten public offering. We have agreed to appoint a representative of Andersen Consulting to our board of directors upon the closing of the sale to Andersen Consulting. We have also recently entered into a joint marketing agreement with Andersen Consulting. Under this alliance Andersen Consulting acquires rights to market integration services related to our software, and we have agreed to promote Andersen Consulting as the preferred integrator of our software. We have also agreed to engage Andersen Consulting to provide a minimum of $1.0 million of consulting services over the next 18 months.

      In addition, concurrently with the sale of shares in this offering, Calico will sell directly to Dell U.S.A., L.P., a Texas limited partnership, $20.0 million of common stock in a private placement, at a price of $13.02 per share, for a total of 1,536,000 shares of common stock. This price is less than the price paid by investors in this offering. The shares to be sold to Dell are not part of this underwritten public offering.

[Art Work Page 1]

     Calico enables companies to sell complex products and services over the Web. Calico's customers include companies that have adopted aggressive electronic business strategies in a wide range of industries and markets--telecommunications, financial services, retail, computer hardware, and manufacturing.

     [schematic depicting modes of communication, screen shot of Calicocommerce.com]

     [Calico logo]

[Art Work Page 2]

     Calico provides electronic commerce software applications that enable companies to interactively engage their customers to achieve competitive advantage.

     [Calico logo]

     [schematic depicting Customer-focused solutions for Electronic Business]

     - Calico eSales InfoGuide delivers targeted marketing information directly to customers to ADVISE them during the online buying process

     - Calico eSales Configurator matches customer requirements with product attributes to CUSTOMIZE their product selection to meet their needs

[Art Work Page 3]

     [continued schematic depicting Customer-focused Solutions for Electronic Business]

     - Calico eSales Quote provides customized sales quotations to customers to evaluate PRICE and assist in the PURCHASE process

     - Calico eSales Loyalty Builder is designed to PERSONALIZE the guided selling experience and enable companies to build and RETAIN customer relationships


[Inside Back Cover Art Work]

     Calico--Customer-Focused Solutions for Electronic Business

     Enables Electronic Business Strategies--
     Calico provides large enterprises with electronic commerce software applications that enable reduced time-to-market for new products and improved sales effectiveness and order accuracy, in order to achieve strategic and competitive advantage and enhance return on investment.

     Calico eSales Suite: An Internet-Based Guided Selling Solution

     Customer Driven--
     Companies can create Web sites that guide customers through the entire buying process, delivering content that is personalized and customized to generate repeat business.

     Integrated

     Calico combines advanced configuration, information delivery, content management, and personalization functionality in an integrated suite of electronic commerce software.

     Deployable Across Multiple Modes of Distribution

     Calico eSales Suite connects distributors, resellers, telemarketers, and direct sales forces to end users, and facilitates connections with existing computer applications.

     [schematic depicting different modes of computer connection, with Calico logo and address]

For the diagram on page 42:

[Diagram of Calico eSales Interaction with a graphical depiction of the connection and integration between users, customer web sites and web servers, the Calico eSales Suite, Calico Enterprise Connectors and other Java application programming interfaces and the existing order entry and other computer systems]

----------------------------------------------------------
----------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    6
Special Note Regarding Forward-Looking
  Statements.............................   18
Use of Proceeds..........................   18
Dividend Policy..........................   18
Capitalization...........................   19
Dilution.................................   20
Selected Consolidated Financial Data.....   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   22
Business.................................   37
Management...............................   51
Transactions with Related Parties and
  Insiders...............................   61
Principal Stockholders...................   63
Description of Capital Stock.............   65
Shares Eligible for Future Sale..........   68
Legal Matters............................   69
Experts..................................   69
Where You Can Find More Information......   70
Index to Financial Statements............  F-1
Underwriting.............................  U-1

                           -------------------------

     Through and including October 31, 1999, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
                                4,000,000 Shares

                             CALICO COMMERCE, INC.

                                  Common Stock
                           -------------------------

                                 [CALICO LOGO]

                           -------------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.
                               HAMBRECHT & QUIST

                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------